4-3-02

02030315

1158696

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Registrants

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

GRANITE MORTGAGES 01-2 PLC
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX,
England
(Address of principal executive offices)

GRANITE FINANCE TRUSTEES LIMITED
(Translation of registrant's name into English)
22 Grenville Street,
St Helier, Jersey JE4 8PX,
Channel Islands
(Address of principal executive offices)

GRANITE FINANCE FUNDING LIMITED
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F.....X....Form 40-F............

Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........No.......X..........

On September 28, 2001, Granite Mortgages 01-2 plc issued and sold certain notes under Registration Statement No. 333-13884. Certain master trust documents which have been amended and restated on or about March 20, 2001, the provisions of which apply to Granite Mortgages 01-2 plc, are annexed hereto as Annex A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: ______________________

Name: S. Tyson
Representing LDC Securitisation Director No. 2 Limited

Title: Director

Date: April 3, 2002

GRANITE FINANCE FUNDING LIMITED

By: ______________________

Name:

Title: Director

Date: ______________ 2002

GRANITE FINANCE TRUSTEES LIMITED

By: ______________________

Name:

Title: Director

Date: ______________ 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: ______________________

Name:

Title: Director

Date: ________________ 2002

GRANITE FINANCE FUNDING LIMITED

By: ______________________

Name: NIGEL C. [illegible]

Title: Director

Date: April 3, 2002

GRANITE FINANCE TRUSTEES LIMITED

By: ______________________

Name:

Title: Director

Date: ________________ 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: ______________________

Name:

Title: Director

Date: ________________ 2002

GRANITE FINANCE FUNDING LIMITED

By: ______________________

Name:

Title: Director

Date: ________________ 2002

GRANITE FINANCE TRUSTEES LIMITED

By: ______________________

Name: RICHARD GOUGH

Title: Director

Date: April 3, 2002

ANNEX A

Exhibit index

EXHIBIT 4.1.1

Amended and Restated
Intercompany Loan Terms and Conditions

Dated 20 March 2002

GRANITE FINANCE FUNDING LIMITED

THE BANK OF NEW YORK
as Security Trustee

-and -

CITIBANK, N.A.
as Agent Bank

SECOND AMENDED INTERCOMPANY LOAN TERMS AND CONDITIONS

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF:528005V4

CONTENTS

THIS SECOND AMENDED INTERCOMPANY LOAN TERMS AND CONDITIONS DATED 20 MARCH 2002 FURTHER AMENDS AND RESTATES THE INTERCOMPANY LOAN TERMS AND CONDITIONS DATED 26 MARCH 2001

WHEREAS:

(A) On 26 March 2001 Granite Mortgages 01-1 plc (the "**First Issuer**") shall make a loan to Granite Finance Funding Limited ("**Funding**") on the terms set out in these terms and conditions (the "**Intercompany Loan Terms and Conditions**") and the separate intercompany loan confirmation dated 26 March 2001 (the "**First Issuer Intercompany Loan Confirmation**" and, together with the Intercompany Loan Terms and Conditions, the "**First Issuer Intercompany Loan Agreement**").

(B) From time to time Funding may enter into new intercompany loan agreements with New Issuers which shall be made on the terms set out in these Intercompany Loan Terms and Conditions (as the same may be amended from time to time in the manner set out herein) and the relevant new intercompany loan confirmation (each a "**New Intercompany Loan Confirmation**" and, together with these Intercompany Loan Terms and Conditions, a "**New Intercompany Loan Agreement**").

(C) References in these Intercompany Loan Terms and Conditions to an "**Issuer**" shall refer to the First Issuer and any New Issuer from time to time. References in these Intercompany Loan Terms and Conditions to an "**Intercompany Loan Agreement**" shall refer to the First Issuer Intercompany Loan Agreement and any New Intercompany Loan Agreement entered into from time to time. References in these Intercompany Loan Terms and Conditions to an "**Intercompany Loan Confirmation**" shall refer to the First Issuer Intercompany Loan Confirmation and any New Intercompany Loan Confirmation entered into from time to time.

1. Interpretation

1.1. The provisions of the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the parties hereto (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to these Intercompany Loan Terms and Conditions. References in these Intercompany Loan Terms and Conditions to the Intercompany Loan Agreement shall include references to these Intercompany Loan Terms and Conditions as incorporated into the Intercompany Loan Agreement by way of reference and shall be construed accordingly.

2. The Intercompany Loans

2.1 ***Conditions precedent:*** Save as an Issuer and the Security Trustee may otherwise agree, a related Intercompany Loan will not be available for utilisation unless:

(a) Funding and such Issuer have signed an Intercompany Loan Confirmation (generally in the form set out in Schedule 3 (*Form of Intercompany Loan Confirmation*) to these Intercompany Loan Terms and Conditions);

(b) the Issuer has confirmed to Funding (with a copy of such confirmation to the Security Trustee) that it or its advisers have received all of the information and documents listed in Schedule 1 to the Intercompany Loan Confirmation in form and substance satisfactory to the Issuer and such Issuer's advisers;

(c) the conditions set out in Clause 5.1 (*Drawdown conditions relating to an Intercompany Loan*) have been satisfied; and

(d) Funding has established in respect of any Issuer an Issuer Reserve Fund, Issuer Liquidity Reserve Fund or any other reserve fund or liquidity facility (and has established or procured the establishment of appropriate ledgers therefor), to the extent required by the Rating Agencies in connection with the drawing of an Intercompany Loan by Funding from an Issuer and the issuance of Notes by such Issuer.

2.2 ***New Intercompany Loan Agreements:*** Funding may at any time, by written notice to the Security Trustee and the Rating Agencies, enter into a New Intercompany Loan Agreement with a New Issuer and borrow additional money thereunder (each a "**New Intercompany Loan**"). Each New Intercompany Loan will be financed by the issue of New Notes by the New Issuer, and will only be permitted if the following conditions precedent are satisfied on the Drawdown Date:

(a) the New Issuer has satisfied the conditions precedent set forth in Clause 2.1 (*Conditions precedent*) hereof;

(b) the proceeds of the New Intercompany Loan are used by Funding in accordance with Clause 3.1 (*Purpose and Application of the Intercompany Loan*) hereof;

(c) each of the Rating Agencies confirms in writing to the Security Trustee that there will not, as a result of the New Issuer issuing any New Notes, be any adverse effect on (i) the then current ratings by the Rating Agencies of the existing Notes of any Issuer, the proceeds of which have been advanced to Funding pursuant to, *inter alia*, these Intercompany Loan Terms and Conditions;

(d) no Intercompany Loan Event of Default under any Intercompany Loan Agreement is continuing or unwaived at the relevant drawdown date;

(e) there is no debit balance on any Principal Deficiency Ledger as at the relevant date specified above;

(f) Funding entering into, as required by the Rating Agencies or otherwise, any additional agreements (including any new bank account agreement and any new guaranteed investment contract agreement, if required, in relation to any New Issuer) as a result of entering into the New Intercompany Loan; and

(g) any other relevant conditions precedent specified in the Intercompany Loan Confirmation.

3. Purpose

3.1 ***Purpose and application of an Intercompany Loan:*** An Intercompany Loan shall be used by Funding either:

(a) to pay to the Mortgages Trustee Funding's Initial Contribution for the Funding Share in respect of any New Trust Property (which shall increase the Funding Share of the Trust Property); and/or

(b) to fund a Further Contribution to the Mortgages Trustee in order to increase the Funding Share of the existing Trust Property; and/or

(c) to refinance the existing debt of Funding, including any existing Intercompany Loan; and/or

(d) to fund or partly fund the Issuer Reserve Fund of the relevant Issuer.

3.2 ***Application of amounts:*** Without prejudice to the obligations of Funding under this Clause 3, neither the Security Trustee nor any of the Funding Secured Creditors shall be obliged to concern themselves as to the application of amounts raised by Funding under an Intercompany Loan Agreement.

4. Limited Recourse

4.1 ***Recourse limited to available funds:*** Notwithstanding the terms of any other provision in any Intercompany Loan Agreement, each of the Issuer and the Security Trustee agree that the liability of Funding in respect of its obligations to repay principal and pay interest or any other amounts due under the relevant Intercompany Loan Agreement or for any breach of any other representation, warranty, covenant or undertaking of Funding under the relevant Intercompany Loan Agreement shall be limited to:

(a) in respect of amounts payable prior to the enforcement of the Funding Security:

(i) the amount of Funding Available Revenue Receipts in respect of interest, fees or other amounts (but excluding principal) payable by Funding to the relevant Issuer, but only to the extent of an amount of Funding Available Revenue Receipts remaining after paying amounts of a higher order of priority and providing for amounts payable *pari passu* therewith in accordance with, and subject to, the relevant Funding Pre-Enforcement Revenue Priority of Payments; and

(ii) the amount of Funding Available Principal Receipts in respect of principal payable by Funding to the relevant Issuer, but only to the extent of the amount of Funding Available Principal Receipts payable by Funding to such Issuer as determined by, and subject to, the rules set forth in the relevant Funding Pre-Enforcement Principal Priority of Payments; and

(b) in respect of amounts payable following enforcement of the Funding Security, amounts received or recovered by Funding, the Security Trustee or a Receiver appointed on behalf of the Security Trustee, but only to the extent of such amount thereof as remains after paying amounts of a higher order of priority and providing for amounts payable *pari passu* therewith in accordance with, and subject to, the Funding Post-Enforcement Priority of Payments,

provided that the application of such amounts set forth in sub-clauses (a) and (b) above to the discharge of Funding's obligations under an Intercompany Loan Agreement shall be subject to the terms of the Funding Deed of Charge.

4.2 ***Shortfall on Final Repayment Date:*** On the Final Repayment Date of an Intercompany Loan, the amount of interest and principal due and payable on such Intercompany Loan shall be an amount equal to the sum available to pay all outstanding interest and/or principal amounts due (including interest and principal amounts deferred and unpaid) on such Intercompany Loan after paying amounts of a higher order of priority in accordance with the relevant Funding Priority of Payments. To the extent that on the Final Repayment Date of an Intercompany Loan there is a shortfall between the amount available to Funding to pay such interest and principal on such Intercompany Loan and the amount of interest and principal due and payable on such Intercompany Loan, the Issuer agrees that Funding shall not be obliged to pay that shortfall to such Issuer and that any claim that such Issuer may otherwise have against Funding in respect of that shortfall will be extinguished.

5. Utilisation of the Intercompany Loans

5.1 ***Drawdown conditions relating to an Intercompany Loan:*** Save as otherwise provided in the relevant Intercompany Loan Agreement, an Intercompany Loan will be made available by an Issuer to Funding on the relevant Closing Date if:

(a) the Notes have been issued by such Issuer and the subscription proceeds have been received by or on behalf of such Issuer;

(b) not later than 17.00 (London time) on such Closing Date (or such later time as may be agreed by Funding, such Issuer and the Security Trustee), such Issuer has received from Funding a Drawdown Notice requesting a drawing under an Intercompany Loan Agreement (with copy of such Drawdown Notice to the Security Trustee), receipt of which shall (subject to the terms of such Intercompany Loan Agreement and to the issue of the Notes by such Issuer) oblige Funding to borrow the whole of the amount requested in the Drawdown Notice on the date stated in the Drawdown Notice (which shall be the

Closing Date) upon the terms and subject to the conditions contained in such Intercompany Loan Agreement;

(c) Funding has confirmed in the relevant Drawdown Notice that:

(i) no Intercompany Loan Event of Default has occurred and is continuing unremedied (if capable of remedy) or unwaived or would result from the making of such Intercompany Loan;

(ii) the representations set out in Clause 12 (*Representations and warranties of Funding*) are true on and as of the Closing Date by reference to the facts and circumstances then existing;

(d) the aggregate principal amount of such Intercompany Loan to be drawn on the Drawdown Date would not exceed the amount available for drawing under such Intercompany Loan Agreement as at the relevant Drawdown Date;

(e) a group income election has been made under Section 247 of the Income and Corporation Taxes Act 1988, as amended, in relation to Funding and such Issuer , provided that such election will only be required to the extent necessary in order that payments of interest can be made by Funding to an Issuer without there being a requirement to deduct income tax at source; and

(f) Funding has delivered to the Security Trustee a solvency certificate in form and substance satisfactory to the Security Trustee and substantially in the form set out in Schedule 2 to these Intercompany Loan Terms and Conditions.

5.2 ***Single drawing of the Intercompany Loan:*** Each Intercompany Loan will only be available for drawing in one amount by Funding on the Closing Date subject to satisfaction of the matters specified in Clause 2.1 (*Conditions precedent*) and Clause 5.1 (*Drawdown conditions relating to an* Intercompany Loan).

6. Interest

6.1 ***Interest Periods:*** The first Interest Period will commence on (and include) the Drawdown Date of an Intercompany Loan and end on (but exclude) the first Payment Date falling thereafter. Each subsequent Interest Period shall commence on (and include) a Payment Date and end on (but exclude) the next following Payment Date.

6.2 ***Determination of Intercompany Loan Interest Amount and Fees:***

(a) The Agent Bank shall, as soon as practicable after 11.00 a.m. (London time) on the Distribution Date immediately preceding the relevant Payment Date, determine and notify the relevant Issuer, Funding, the Cash Manager and the Security Trustee of the sterling amount (the "**Interest Amount**") payable in respect of such Interest Period in respect of the Outstanding Principal Balance of the relevant Intercompany Loan. The Interest Amount payable to an Issuer in respect of such Issuer's related Intercompany

Loan on each Payment Date shall be equal to the amount of interest required by such Issuer on such Payment Date to fund (by payment to any Swap Provider or otherwise) the amount payable on such Payment Date by such Issuer on the outstanding Notes of such Issuer and certain other amounts as set forth in the relevant Intercompany Loan Confirmation.

(b) In addition to the foregoing, on each Payment Date or as and when required, in connection with the provision of an Intercompany Loan, Funding will pay additional fees to an Issuer calculated to be an amount equal to the amount required by such Issuer to pay or provide for all other amounts, if any, falling due on that Payment Date, including amounts payable by such Issuer as set forth in the relevant Intercompany Loan Confirmation; provided, however, that such fee shall not include amounts of interest and principal due on the Notes issued by such Issuer and tax that can be met out of such Issuer's profits.

(c) If the Agent Bank does not at any time for any reason determine the Interest Amount for any of the Intercompany Loans in accordance with paragraph (a) above, the Security Trustee shall *(subject to it being indemnified to its satisfaction)* determine the Interest Amount for each Intercompany Loan and any such determination shall be deemed to have been made by the Agent Bank.

(d) All notifications, opinions, determinations, certificates, calculations and decisions given, expressed, made or obtained for the purposes of this Clause 6, whether by the Agent Bank or the Security Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on Funding, the relevant Issuer, the Cash Manager, the Agent Bank, the Security Trustee and (in such absence as aforesaid) no liability to Funding shall attach to such Issuer, the Agent Bank, the Security Trustee or the Cash Manager in connection with the exercise or non-exercise by them or any of them of their powers, duties and discretions hereunder.

(e) Notwithstanding the foregoing, Funding and each Issuer agree that, to the extent that such Issuer receives from Funding on any Payment Date an amount of interest and/or fees which such Issuer uses to credit the Principal Deficiency Ledger of such Issuer (but only to the extent of any deficiency resulting from (i) Losses on the Mortgage Loans that have been allocated by Funding to such Issuer, and (ii) the application of Funding Available Principal Receipts to fund any liquidity reserve fund of such Issuer, and not as a result of any other principal deficiency of such Issuer), such amount of interest and/or fees will be re-characterised as, and will constitute, a repayment of principal in respect of the Intercompany Loan of such Issuer, and will thereby reduce the Outstanding Principal Balance of such Intercompany Loan on such Payment Date by such amount.

6.3 ***Payment on Payment Dates:*** Interest payable on each Intercompany Loan shall be payable on the Payment Dates specified in the Intercompany Loan Confirmation.

7. Repayment

7.1 ***Repayment of Intercompany Loan Principal Amount:*** The Principal Amount repayable to an Issuer in respect of such Issuer's related Intercompany Loan on each Payment Date shall equal the amount of principal required by such Issuer on such Payment Date to fund (by payment to any Swap Provider or otherwise) the amount repayable on such Payment Date by such Issuer on the outstanding Notes of such Issuer as set forth in the relevant Intercompany Loan Confirmation.

7.2 ***Repayment on Payment Dates:*** Each Intercompany Loan shall be repaid on the Payment Dates specified in the related Intercompany Loan Confirmation.

7.3 ***Re-characterisation as Principal:*** Funding and each Issuer agree that certain interest and fee amounts paid to an Issuer as set forth in Clause 6.2(e) shall reduce the Outstanding Principal Balance repayable by Funding to such Issuer in respect of such Issuer's related Intercompany Loan.

7.4 **Allocation of Losses:** Save as otherwise provided herein, Funding and each Issuer agree that all Losses sustained on the Mortgage Loans during a Trust Calculation Period applied in reduction of the Funding Share of the Trust Property on the Distribution Date immediately succeeding such Trust Calculation Period pursuant to Clause 12 (*Allocation of Losses*) of the Mortgages Trust Deed shall be applied on such date in reducing the Outstanding Principal Balance repayable by Funding to any Issuer in respect of such Issuer's Intercompany Loan by an amount equal to:

$$\frac{A \times B}{C}$$

where,

A = the amount of such Losses applied in reduction of the Funding Share on the relevant Distribution Date;

B = the Outstanding Principal Balance of the Intercompany Loan on such Distribution Date; and

C = the aggregate Outstanding Principal Balances of the Intercompany Loans of all Issuers on such Distribution Date;

and for the purposes of "B" and "C" above, the Outstanding Principal Balance of an Intercompany Loan shall be reduced by the Principal Amount Outstanding on such Distribution Date of any Special Repayment Notes issued by the related Issuer.

8. Prepayment

8.1 ***Prepayment for taxation or other reasons:*** If:

(a) Funding is required to withhold or deduct from any payment of principal or interest in respect of any Intercompany Loan any amount for or on account of Tax; or

(b) the relevant Issuer is required to withhold or deduct from any payment of principal, interest or premium in respect of its Notes any amount for or on account of Tax; or

(c) an Intercompany Loan becomes illegal as described in Clause 10 (*Illegality*);

then, without prejudice to the obligations of Funding under Clause 10 (*Illegality*) and subject to Clause 11 (*Mitigation*), the relevant Issuer may require Funding to prepay, on any Payment Date, having given not more than 60 days and not less than 30 days' (or such shorter period as may be required by any relevant law in the case of any Intercompany Loan which becomes illegal pursuant to Clause 10 (*Illegality*)) prior written notice to the Issuer and the Note Trustee (or on or before the latest date permitted by the relevant law in the case of Clause 10 (*Illegality*)) and while the relevant circumstances continue, the related Intercompany Loan without penalty or premium but subject to Clause 15 (*Default interest and indemnity*), provided that such Issuer is able to repay its Notes on such Payment Date from funds received from repayment of such Intercompany Loan.

8.2 ***Prepayment at option of Issuer:*** An Issuer, at its option, may require Funding to prepay the outstanding principal amount of an Intercompany Loan (together with any accrued interest) on any Payment Date on which such Issuer has decided to exercise its option, if any, to redeem in full the Notes issued by such Issuer. The Issuer shall give Funding not more than 60 days' and not less than 30 days' prior written notice of such Issuer's decision to exercise its option to require Funding to prepay the relevant Intercompany Loan. Any prepayment by Funding will be made without penalty or premium but will be subject to Clause 15 (*Default interest and indemnity*).

8.3 ***Application of monies:*** Each Issuer hereby agrees to apply any amounts received by way of prepayment pursuant to Clause 8.1 (*Prepayment for taxation or other reasons*) or Clause 8.2 (*Prepayment at option of Issuer*) in making prepayments under the relevant Notes issued by such Issuer.

9. Taxes

9.1 ***No gross up:*** All payments by Funding under the Intercompany Loan Agreement shall be made without any deduction or withholding for or on account of, and free and clear of, any Taxes, except to the extent that Funding is required by law to make payment subject to any Taxes.

9.2 ***Tax receipts:*** All Taxes required by law to be deducted or withheld by Funding from any amounts paid or payable under an Intercompany Loan Agreement shall be paid by Funding when due and Funding shall, within 30 days of the payment being made, deliver to the relevant Issuer evidence satisfactory to such Issuer (including all relevant Tax receipts) that the payment has been duly remitted to the appropriate authority.

10. Illegality

If, at any time, it is unlawful for an Issuer to make, fund or allow to remain outstanding an Intercompany Loan made by it under the related Intercompany Loan Agreement, then such Issuer shall, promptly after becoming aware of the same, deliver to Funding, the Security Trustee and the Rating Agencies a certificate to that effect and if such Issuer so requires, Funding shall promptly to the extent necessary to cure such illegality prepay such Intercompany Loan subject to and in accordance with the provisions of Clause 8.1 (*Prepayment for taxation or other reasons*).

11. Mitigation

If circumstances arise in respect of an Issuer which would, or would upon the giving of notice, result in:

(a) the prepayment of an Intercompany Loan pursuant to Clause 10 (*Illegality*);

(b) a withholding or deduction from the amount to be paid by Funding on account of Taxes, pursuant to Clause 9 (*Taxes*),

then, without in any way limiting, reducing or otherwise qualifying the obligations of Funding under this Agreement, such Issuer shall:

(i) promptly upon becoming aware of the circumstances, notify the Security Trustee, Funding and the Rating Agencies; and

(ii) upon written request from Funding, take such reasonable steps as may be practical to mitigate the effects of those circumstances including (without limitation) the assignment by novation of the Intercompany Loan Agreement of such Issuer of all of such Issuer's rights under such Intercompany Loan Agreement to, and assumption by novation of all such Issuer's obligations under such Intercompany Loan Agreement by, another company, which is willing to participate in the relevant Intercompany Loan in its place and which is not subject to (a) and/or (b) above,

provided that no such transfer or assignment and transfer by novation of such Intercompany Loan Agreement may be permitted unless the Rating Agencies confirm in writing to Funding and the Security Trustee that there will be no downgrading of the then current rating of the Notes issued by such Issuer as a result and Funding indemnifies such Issuer for any reasonable costs and expenses properly incurred as a result of such transfer or assignment.

12. Representations and Warranties of Funding

12.1 ***Representations and warranties:*** Funding makes the representations and warranties set out in this Clause 12 to each Issuer and the Security Trustee (as trustee for each of the Funding Secured Creditors).

12.2 ***Status:***

(a) It is a limited liability company duly incorporated, validly existing and registered under the laws of the jurisdiction in which it is incorporated, capable of being sued in its own right and not subject to any immunity from any proceedings; and

(b) it has the power to own its property and assets and to carry on its business as it is being conducted.

12.3 ***Powers and authority:*** It has the power to enter into, perform and deliver, and has taken all necessary corporate and other action to authorise the execution, delivery and performance by it of, each of the Transaction Documents to which it is a party.

12.4 ***Legal validity:*** Each Transaction Document to which it is or will be a party constitutes or when executed in accordance with its terms will constitute, a legal, valid and binding obligation of Funding.

12.5 ***Non-conflict:*** The execution by it of each of the Transaction Documents to which it is a party and the exercise by it of its rights and the performance of its obligations under such Transaction Documents including, without limitation, borrowing pursuant to the terms of an Intercompany Loan Agreement or granting any security contemplated by the Transaction Documents will not:

(a) result in the existence or imposition of, nor oblige it to create, any Security Interest in favour of any person (other than the Security Trustee for itself and on behalf of the other Funding Secured Creditors or as otherwise contemplated in the Transaction Documents) over all or any of its present or future revenues or assets;

(b) conflict with any document which is binding upon it or any of its assets;

(c) conflict with its constitutional documents; or

(d) conflict with any law, regulation or official or judicial order of any government, governmental body or court, domestic or foreign, having jurisdiction over it.

12.6 ***No litigation:*** It is not a party to any material litigation, arbitration or administrative proceedings and, to its knowledge, no material litigation, arbitration or administrative proceedings are pending or threatened against it.

12.7 ***No default:*** No Intercompany Loan Event of Default is continuing unremedied (if capable of remedy) or unwaived or would result from the making of any Intercompany Loan.

12.8 ***Authorisations:*** All governmental consents, licences and other approvals and authorisations required or desirable in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect.

12.9 ***Registration requirements:*** Except for due registration of the Funding Deed of Charge under Section 395 of the Companies Act 1985, it is not necessary that the Funding Deed of Charge or an Intercompany Loan Agreement be filed, recorded or enrolled with any authority or that, except for registration fees payable at Companies Registry in respect of the Security Documents, any stamp, registration or similar tax be paid on or in respect thereof.

12.10 ***Ranking of security:*** The security conferred by the Funding Deed of Charge constitutes a first priority security interest of the type described, and over the security assets referred to, in the Funding Deed of Charge and the Funding Charged Property is not subject to any prior or *pari passu* Security Interests.

12.11 ***No other business:***

(a) It has not traded or carried on any business since its date of incorporation or engaged in any activity whatsoever that is not incidental to or necessary in connection with any of the activities in which the Transaction Documents provide or envisage that it will engage; and

(b) it is not party to any material agreements other than the Transaction Documents.

12.12 ***Ownership:***

(a) Its entire issued share capital is legally and beneficially owned and controlled by Holdings; and

(b) its shares are fully paid.

12.13 ***Good title as to assets:*** Subject to the Security Interests created under the Funding Deed of Charge, it is and will remain the absolute beneficial owner of the Funding Share and absolute legal and beneficial owner of all other assets charged or assigned by the Funding Deed of Charge to which it is a party.

12.14 ***Tax:*** It is incorporated in Jersey but is centrally managed and controlled from its branch office established in the UK (registered overseas company number FC022999 and branch number BR0051916).

12.15 ***Repetition:*** The representations in this Clause 12 (*Representations and Warranties of Funding*) shall survive the execution of the Intercompany Loan Agreement and the making of each Intercompany Loan under the relevant Intercompany Loan Agreement, and shall be repeated by Funding on each Drawdown Date of each Intercompany Loan by reference to the facts and circumstances then existing.

13. Covenants

13.1 ***Duration:*** The undertakings in this Clause 13 (*Covenants*) shall remain in force from the date of the relevant Intercompany Loan Agreement for so long as any amount is or may be outstanding under such Intercompany Loan Agreement.

13.2 ***Information:*** Funding shall supply to the Security Trustee and the Rating Agencies:

(a) as soon as the same are available its audited accounts for that Financial Year; and

(b) promptly, such other information in connection with the matters contemplated by the Transaction Documents as the Security Trustee or the Rating Agencies may reasonably request.

13.3 ***Notification of Default:*** Funding shall notify the relevant Issuer and the Security Trustee of any Intercompany Loan Event of Default (and the steps, if any, being taken to remedy it) or any event which with the giving of notice or lapse of time or certification would constitute the same promptly upon Funding becoming aware of the occurrence of each Intercompany Loan Event of Default or such other event.

13.4 ***Authorisations:*** Funding shall promptly:

(a) obtain, maintain and comply with the terms of; and

(b) upon request, supply certified copies to the Issuer and the Security Trustee of,

any authorisation required under any law or regulation to enable it to perform its obligations under, or for the validity or enforceability of, any Transaction Document to which it is a party.

13.5 ***Pari passu ranking:*** Funding shall procure that its obligations under the Transaction Documents do and will rank at least *pari passu* with all its other present and future unsecured obligations, except for obligations mandatorily preferred by law.

13.6 ***Negative pledge:*** Funding shall not create or permit to subsist any security interest (including but not limited to any mortgage, standard security, charge (whether legal or equitable), assignment by way of security, pledge, lien, hypothecation or other security interest securing any obligation of any person (including, without limitation, any trust or arrangement having the effect of providing security)) over or in respect of any of its assets (unless arising by operation of law) other than as provided pursuant to the Transaction Documents.

13.7 ***Disposals; Mergers and Acquisitions:*** Funding shall not, either in a single transaction or in a series of transactions, whether related or not and whether voluntarily or involuntarily, sell, assign, transfer, lease or otherwise dispose of or grant any option over all or any part of its assets, properties or undertakings or any interest, estate, right, title or benefit therein, other than as provided for pursuant to the Transaction Documents. In addition to the foregoing:

(a) Funding shall not enter into any amalgamation, demerger, merger or reconstruction; and

(b) Funding shall not acquire any assets or business or make any investments other than as contemplated in the Transaction Documents.

13.8 ***Lending and borrowing:***

(a) Except as provided or contemplated under the Transaction Documents, Funding shall not make any loans or provide any other form of credit to any person.

(b) Funding shall not give any guarantee or indemnity to or for the benefit of any person in respect of any obligation of any other person or enter into any document under which Funding assumes any liability of any other person.

(c) Funding shall not incur any indebtedness in respect of any borrowed money other than under the Transaction Documents.

13.9 ***Shares and dividends:*** Funding shall not:

(a) declare or pay any dividend or make any other distribution in respect of any of its shares other than in accordance with the Funding Deed of Charge;

(b) issue any further shares or alter any rights attaching to its issued shares as at the date hereof; or

(c) repay or redeem any of its share capital.

13.10 ***Change of business:***

(a) Funding shall not carry on any business or engage in any activity other than as contemplated by the Transaction Documents or which is not incidental to or necessary in connection with any of the activities in which the Transaction Documents provide or envisage that Funding will engage.

(b) Other than in respect of an Issuer, Funding shall not have any subsidiaries or subsidiary undertakings as defined in the Companies Act 1985, as amended.

(c) Funding shall not own any premises.

13.11 ***Tax:***

(a) For so long as is necessary in order that payments of interest can be made by Funding to an Issuer without there being a requirement to deduct income tax at source, Funding shall join with each Issuer in making a group income election under section 247 of the Income and Corporation Taxes Act 1988 (as amended) in relation to any such payments as are referred to in section 247(4) of that Act and which are made under the relevant Intercompany Loan Agreement by Funding to the related Issuer and Funding will ensure that no steps will be taken (whether by act, omission or otherwise) by it which would reasonably be expected to lead to the revocation or invalidation of the aforementioned election. Funding shall immediately notify such Issuer and the Security Trustee if it becomes aware that the aforementioned election has ceased to be in full force and effect or if circumstances arise, of which it is aware, which would be reasonably likely to result in that election ceasing to be in full force and effect; and

(b) Funding shall not apply to become part of any group for the purposes of section 43 of the Value Added Tax Act 1994 (as amended) with an Issuer unless required to do so by law.

13.12 ***United States Activities:*** Funding will not engage in any activities in the United States (directly or through agents), will not derive any income from United States sources as determined under United States income tax principles and will not hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under United States tax principles.

13.13 ***Funding Ledgers:*** Funding shall maintain, or cause to be maintained, the Funding Ledgers in accordance with the Cash Management Agreement.

14. Default

14.1 ***Intercompany Loan Events of Default:*** Each of the events set out in Clause 14.2 (*Non-payment*) to Clause 14.8 (*Ownership*) (inclusive) is an Intercompany Loan Event of Default (whether or not caused by any reason whatsoever outside the control of Funding or any other person).

14.2 ***Non-payment:*** Subject to Clause 4.1 (*Recourse limited to available funds*), Funding does not pay on the due date or for a period of five London Business Days after such due date any amount payable by it under any Intercompany Loan Agreement at the place at and in the currency in which it is expressed to be payable.

14.3 ***Breach of other obligations:*** Funding does not comply in any material respect with any of its obligations under the Transaction Documents (other than those referred to in Clause 14.2 (*Non-payment*)) and such non-compliance, if capable of remedy, is not remedied promptly and in any event within twenty London Business Days of Funding becoming aware of the non-compliance or receipt of a notice from the Security Trustee requiring Funding's non-compliance to be remedied.

14.4 ***Misrepresentation:*** A representation, warranty or statement made or repeated in or in connection with any Transaction Document or in any document delivered by or on behalf of Funding under or in connection with any Transaction Document is incorrect in any material respect when made or deemed to be made or repeated.

14.5 ***Insolvency:***

(a) An order is made or an effective resolution is passed for the winding up of Funding (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction, amalgamation or merger the terms of which have been previously approved by the Security Trustee or as approved by an Extraordinary Resolution of the Class A Noteholders of all Issuers); or

(b) Except for the purposes of an amalgamation, merger or restructuring as described in (a) above, Funding ceases or threatens to cease to carry on all or a substantial part of its business or stops payment or threatens to stop payment of its debts or is deemed unable to pay its debts within the meaning of Section 123(a), (b), (c) or (d) of the Insolvency Act 1986 (as amended, modified or re-enacted) or becomes unable to pay its debts within the meaning of Section 132(2) of the Insolvency Act 1986 (as amended, modified or re-enacted); or

(c) Proceedings are otherwise initiated against Funding under any applicable liquidation, insolvency, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition for an administration order) and (except in the case of presentation of a petition for an administration order) such Proceedings are not, in the opinion of the Security Trustee being disputed in good faith with a reasonable prospect of success; or an administrative receiver or other receiver, liquidator or other similar official being appointed in relation to Funding or in relation to the whole or any substantial part of the undertaking or assets of Funding; or an encumbrancer taking possession of the whole or any substantial part of the undertaking or assets of Funding; or a distress, execution, diligence or other process being levied or enforced upon or sued out against the whole or any substantial part of the undertaking or assets of Funding and such possession or process (as the case may be) not being discharged or not otherwise ceasing to apply within 30 days; or Funding initiating or consenting to judicial proceedings relating to itself under applicable liquidation, insolvency, composition, reorganisation or other similar laws or making a conveyance or assignment for the benefit of its creditors generally.

14.6 ***Unlawfulness:*** It is or becomes unlawful for Funding to perform any of its obligations under any Transaction Document.

14.7 ***The Funding Deed of Charge:*** The Funding Deed of Charge is no longer binding on or enforceable against Funding or effective to create the security intended to be created by it.

14.8 ***Ownership:*** The entire issued share capital of Funding ceases to be legally and beneficially owned and controlled by Holdings.

14.9 ***Acceleration:*** Upon the Security Trustee's receipt from an Issuer or other party to a Transaction Document of notice of the occurrence of an Intercompany Loan Event of Default which is continuing unremedied and/or has not been waived, the Security Trustee may by written notice to Funding (the "**Intercompany Loan Enforcement Notice**") which is copied to each of the Funding Secured Creditors and the Mortgages Trustee:

(a) declare the relevant Intercompany Loan and all other Intercompany Loans to be immediately due and payable, whereupon the same shall, subject to Clause 14.10 (*Repayment of Intercompany Loans on acceleration*), become so payable together with accrued interest thereon and any other sums then owed by Funding under each relevant Intercompany Loan Agreement; and/or

(b) declare the relevant Intercompany Loan and all other Intercompany Loans to be due and payable on demand of the Security Trustee.

14.10 ***Repayment of Intercompany Loans on acceleration:*** Upon the Security Trustee declaring all Intercompany Loans to be immediately due and payable pursuant to Clause 14.9(a)

(*Acceleration*), the amount due and payable in respect of such Intercompany Loans shall be paid by Funding without penalty or premium but subject to Clause 15 (*Default interest and indemnity*).

15. Default Interest and Indemnity

15.1 ***Default Loan Interest Periods:*** If any sum due and payable by Funding under an Intercompany Loan Agreement is not paid on the due date for payment in accordance with the relevant provision of such Intercompany Loan Agreement or if any sum due and payable by Funding under any judgment or decree of any court in connection with an Intercompany Loan Agreement is not paid on the date of such judgment or decree, the period beginning on such due date or, as the case may be, the date of such judgment or decree and ending on the date upon which the obligation of Funding to pay such sum (the balance thereof for the time being unpaid being herein referred to as an "**unpaid sum**") is discharged shall be divided into successive periods, each of which (other than the first) shall start on the last day of the preceding such period and the duration of each of which shall (except as otherwise provided in this Clause 15) be selected by the Security Trustee having regard to when such unpaid sum is likely to be paid.

15.2 ***Default interest:*** During each such period relating to an unpaid sum as is mentioned in this Clause 15 an unpaid sum shall bear interest at the rate per annum which the relevant Issuer, acting reasonably, determines and certifies to Funding and the Security Trustee, will be sufficient to enable it to pay interest and other costs and indemnities on or in respect of any amount which such Issuer does not pay as a result of Funding's non-payment under the related Intercompany Loan Agreement, as a result of such unpaid sum not being paid to it.

15.3 ***Payment of default interest:*** Any interest which shall have accrued under Clause 15.2 (*Default interest*) in respect of an unpaid sum shall be due and payable and shall be paid by Funding at the end of the period by reference to which it is calculated or on such other date or dates as the Security Trustee may specify by written notice to Funding.

15.4 ***Broken periods:*** Funding shall forthwith on demand indemnify an Issuer against any loss or liability that such Issuer incurs as a consequence of any payment of principal being received from any source otherwise than on a Payment Date or an overdue amount being received otherwise than on its due date.

15.5 ***Funding's payment indemnity:*** Funding undertakes to indemnify an Issuer:

(a) against any cost, claim, loss, expense (including legal fees) or liability together with any amount in respect of Irrecoverable VAT thereon (other than by reason of the negligence or wilful default by such Issuer) which it may sustain or incur as a consequence of the occurrence of any Intercompany Loan Event of Default or any default by Funding in the performance of any of the obligations expressed to be assumed by it in any of the Transaction Documents (other than by reason of negligence or wilful default on the part of such Issuer or prior breach by such Issuer of the terms of any of the Transaction Documents to which it is a party);

(b) against any loss it may suffer as a result of its funding an Intercompany Loan requested by Funding under a related Intercompany Loan Agreement (which shall include the amounts referred to in Clause 6 of the related Intercompany Loan Confirmation) but not made; and

(c) against any other loss or liability (other than by reason of the negligence or default of such Issuer or breach by such Issuer of the terms of any of the Transaction Documents to which it is a party (except where such breach is caused by the prior breach of Funding) or loss of profit) it may suffer by reason of having made the related Intercompany Loan available or entering into the related Intercompany Loan Agreement or enforcing any security granted pursuant to the Funding Deed of Charge.

15.6 ***Funding's waivers:*** Funding undertakes to the Issuer that it will waive and abandon:

(a) any right which it has or may have at any time under the existing or future laws of Jersey, whether by virtue of the *droit de discussion* or otherwise, which requires that recourse be had to the assets of any other person before any claim is enforced against Funding in respect of Funding's obligations hereunder; and

(b) any right which it at any time has or may have under the existing or future laws of Jersey, whether by virtue of the *droit de division* or otherwise, which requires that any liability under the indemnity in Clause 15.5 above be divided or apportioned with any other person or reduced in any manner whatsoever.

16. Payments

16.1 ***Payment:***

(a) Subject to Clause 4 (*Limited Recourse*), interest and principal shall be paid in sterling on the Intercompany Loans for value by Funding to the Issuer Transaction Account specified by the relevant Issuer in the relevant Intercompany Loan Confirmation on each Payment Date and the relevant irrevocable payment instruction for such payment shall be given by Funding by no later than noon to the Issuer Cash Manager under the Issuer Cash Management Agreement (with a copy to the relevant Issuer and the Security Trustee) on the Distribution Date immediately preceding the relevant Payment Date.

(b) On each date on which an Intercompany Loan Agreement requires any amount other than the amounts specified in Clause 16.1(a) to be paid by Funding under such Intercompany Loan Agreement, Funding shall, unless such Intercompany Loan Agreement specifies otherwise, make the same available to the related Issuer in accordance with the terms of such Intercompany Loan Agreement and by payment in sterling in immediately available, freely transferable, cleared funds to the Issuer Transaction Account specified in the related Intercompany Loan Confirmation or, if such Intercompany Loan Agreement specifies otherwise, to the relevant account or to such other account as such Issuer (with the prior consent of the Security Trustee) may notify to Funding for this purpose.

16.2 ***Alternative payment arrangements:*** If, at any time, it shall become impracticable (by reason of any action of any governmental authority or any change in law, exchange control regulations or any similar event) for Funding to make any payments under an Intercompany Loan Agreement in the manner specified in Clause 16.1 (*Payment*), then Funding shall make such alternative arrangements for the payment direct to the relevant Issuer of amounts due under such Intercompany Loan Agreement as are acceptable to the Security Trustee.

16.3 ***No set-off:*** Subject to the terms of the relevant Intercompany Loan Confirmation, all payments required to be made by Funding under an Intercompany Loan Agreement shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of, and without any deduction for or on account of, any set-off or counterclaim.

17. Entrenched Provisions

Each of Funding, the Issuer and the Security Trustee acknowledge and agree that Funding may from time to time enter into New Intercompany Loan Agreements subject to the provisions of Clause 2 (*The Intercompany Loans*) of these Intercompany Loan Terms and Conditions. If Funding intends to enter into a New Intercompany Loan Agreement then the provisions of these Intercompany Loan Terms and Conditions may be varied (with the consent of the parties to these Intercompany Loan Terms and Conditions) in the Intercompany Loan Confirmation to the extent necessary to reflect the terms of that New Intercompany Loan PROVIDED THAT no variation shall be made to any of the following terms without the prior written consent of the Funding Secured Creditors and the Rating Agencies:

(a) the Payment Dates;

(b) Clause 4 (*Limited Recourse*);

(c) Clause 9 (*Taxes*); and

(d) Clause 18.5 (*Security Trustee*).

18. Further Provisions

18.1 ***Evidence of indebtedness:*** In any proceeding, action or claim relating to an Intercompany Loan Agreement a statement as to any amount due to the relevant Issuer under such Intercompany Loan Agreement which is certified as being correct by an officer of the Security Trustee shall, unless otherwise provided in such Intercompany Loan Agreement, be prima facie evidence that such amount is in fact due and payable.

18.2 ***Amendments and Waiver:***

(a) *Entire Agreement*: Each Intercompany Loan Agreement sets out the entire agreement and understanding between the parties with respect to the subject matter of such Agreement superseding all prior oral or written understandings other than the other Transaction Documents.

(b) *Amendments and Waiver:* Subject to Clause 17 (*Entrenched Provisions)*, no amendment or waiver of any provision of an Intercompany Loan Agreement nor consent to any departure by any of the parties therefrom shall in any event be effective unless the same shall be in writing and signed by each of the parties hereto. In the case of a waiver or consent, such waiver or consent shall be effective only in the specific instance and as against the party or parties giving it for the specific purpose for which it is given.

(c) *Rights cumulative:* The respective rights of each of the parties to an Intercompany Loan Agreement are cumulative and may be exercised as often as they consider appropriate. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies in this Intercompany Loan Agreement are cumulative and not exclusive of any remedies provided by law.

18.3 ***Severability:*** Where any provision in or obligation under an Intercompany Loan Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under such Intercompany Loan Agreement, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

18.4 ***Notices:*** Any notices or other communication or document to be given or delivered pursuant to an Intercompany Loan Agreement to any of the parties thereto shall be sufficiently served if sent by prepaid first class post, by hand or facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17:00 on a London Business Day or on the next London Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of post, and shall be sent to such addresses as are set out in the related Intercompany Loan Confirmation or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by written notice in accordance with the provisions of this Clause 18.4.

18.5 ***Security Trustee:***

(a) The Security Trustee shall have no responsibility for any of the obligations of an Issuer or any other party to an Intercompany Loan Agreements (other than itself). For the avoidance of doubt, the parties to an Intercompany Loan Agreement acknowledge that the rights and obligations of the Security Trustee under such Intercompany Loan Agreements are governed by the Funding Deed of Charge.

(b) As between the Security Trustee and the parties hereto any liberty or power which may be exercised or any determination which may be made hereunder by the Security Trustee may be exercised or made in the Security Trustee's absolute discretion without any obligation to give reasons therefor, but in any event must be exercised or made in accordance with the provisions of the Funding Deed of Charge.

18.6 ***Counterparts:*** An Intercompany Loan Agreement may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

18.7 ***Third Party Rights:*** A person who is not a party to an Intercompany Loan Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

18.8 ***Corporate Obligations:*** To the extent permitted by law, no recourse under any obligation, covenant, or agreement of any person contained in this Agreement shall be had against any shareholder, officer or director of such person as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is a corporate obligation of each person expressed to be a party hereto and no personal liability shall attach to or be incurred by the shareholders, officers, agents or directors of such person as such, or any of them, under or by reason of any of the obligations, covenants or agreements of such person contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by such person of any of such obligations, covenants or agreements, either under any applicable law or by statute or constitution, of every such shareholder, officer, agent or director is hereby expressly waived by each person expressed to be a party hereto as a condition of and consideration for the execution of this Agreement.

19. Redenomination

Each obligation under this Agreement which has been denominated in sterling shall be redominated in Euro in accordance with applicable legislation passed by the European Monetary Union upon such redomination of the Notes.

20. Governing Law

Each Intercompany Loan Agreement is governed by, and shall be construed in accordance with, English law.

21. Submission to Jurisdiction

Each of the parties to an Intercompany Loan Agreement hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with such Intercompany Loan Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts.

22. Assignment

The parties hereto agree that an Intercompany Loan Agreement shall not be assigned to any third party PROVIDED THAT an Issuer may assign an Intercompany Loan Agreement or any of its rights, title, interest or benefit thereunder to the Note Trustee by way of security.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed on the day and year appearing on page three.

SCHEDULE 1

SCHEDULE 1NOTICE OF DRAWDOWN OF INTERCOMPANY LOAN

From: Granite Finance Funding Limited ("**Funding**")

To: [ ] (the "**Issuer**")

Copy: The Bank of New York (the "**Security Trustee**")

Dear Sirs,

1. We refer to the agreement between, *inter alios*, ourselves, the Issuer and the Security Trustee (as from time to time amended, varied, novated or supplemented (the "**Intercompany Loan Agreement**")) dated [ ] whereby an Intercompany Loan was made available to Funding. Terms defined in the Intercompany Loan Agreement shall have the same meaning in this notice.

2. We hereby give you notice that, pursuant to the Intercompany Loan Agreement and upon the terms and subject to the conditions contained therein, we wish an Intercompany Loan to be made to us as follows:

   (a) Amount: £[ ] of which £[ ] is to be retained by you by way of set off against our obligation to reimburse such amount to you on the Closing Date under Clause 6.1 (*Fee for provision of the Intercompany Loan of the Intercompany Loan Confirmation*).

   (b) Drawdown Date: [ ]

3. We confirm that no Intercompany Loan Event of Default has occurred and is continuing which has not been waived, or would result from the making of such Intercompany Loan.

4. We confirm that the principal amount of the Intercompany Loan requested does not exceed the amount available under the Intercompany Loan Agreement as at [relevant Drawdown Date].

5. The net proceeds of this drawdown should be credited to our account numbered [ ] with [ ].

Yours faithfully,

For and on behalf of
Granite Finance Funding Limited

SCHEDULE 2

SOLVENCY CERTIFICATE

Granite Finance Funding Limited (the "**Company**")

To: [ ]

(the "**Issuer**")

The Bank of New York (the "**Security Trustee**")

We, the undersigned, **HEREBY CERTIFY** that (i) having made all appropriate searches and investigations of the Company's books and records and the Company's accounts (both management and those required by law); and (ii) the officers of the Company having duly considered the provisions of the insolvency laws of Jersey, Channel Islands and the United Kingdom (including, without limitation, the provisions of sections 123 and 238 to 242 (inclusive) and 423 of the UK Insolvency Act 1986 (the "**Act**")):

(a) an order has not been made or an effective resolution has not been passed for the winding up of the Company (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction, amalgamation or merger the terms of which have been previously approved by the Security Trustee or as approved by an Extraordinary Resolution of the Class A Noteholders of all Issuers); or

(b) except for the purposes of an amalgamation, merger or restructuring as described in (a) above, the Company has not ceased or threatened to cease to carry on all or a substantial part of its business or has stopped payment or threatened to stop payment of its debts or has been deemed unable to pay its debts within the meaning of Section 123(a), (b), (c) or (d) of the Insolvency Act 1986 (as amended) or has become unable to pay its debts within the meaning of Section 132(2) of the Insolvency Act 1986 (as amended);

(c) to the best of our knowledge and belief Proceedings have not been otherwise initiated against the Company under any applicable liquidation, insolvency, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition for an administration order) and (except in the case of presentation of a petition for an administration order) such Proceedings are not, as far as we are aware in the opinion of the Security Trustee, being disputed in good faith with a reasonable prospect of success; and no administrative receiver or other receiver, liquidator or other similar official has been appointed in relation to the Company or in relation to the whole or any substantial part of the undertaking or assets of the Company; and no encumbrancer has taken possession of the whole or any substantial part of the undertaking or assets of the Company; and no distress, execution, diligence or other process has been levied or enforced upon or sued out against the whole or any substantial part of the undertaking or assets of the Company and such possession or process (as the case may be) has not been discharged or has not otherwise ceased to apply within 30 days; and the Company has not initiated or consented to judicial proceedings relating to itself under applicable liquidation, insolvency, composition, reorganisation or other similar laws and has not made a conveyance or assignment for the benefit of its creditors generally. No equivalent to any of the foregoing has occurred in or under the laws of any relevant jurisdiction;

(d) neither the entry into of the Transaction Documents to which it is a party nor the making of any drawing nor granting of security under the Transaction Documents to which it is a party would be a transaction at an undervalue within the meaning of section 238 of the Act, since the value of any consideration received by the Company as a result of such drawing and/or grant of security would not be significantly less than the value of any consideration provided by the Company under the Transaction Documents to which it is a party;

(e) the entry into of the Transaction Documents to which it is a party, any drawing made by the Company under or pursuant to the Transaction Documents to which it is a party, and any security granted by the Company under or pursuant to the Transaction Documents to which it is a party will be entered into or made, as the case may be, by the Company, in good faith and for the purpose of carrying on its business, and there are reasonable grounds for believing that such entry into of such Transaction Documents, such drawings and grants of security would benefit the Company; and

(f) in entering into the Transaction Documents to which it is a party, making a drawing under or pursuant to the Transaction Documents to which it is a party and/or granting security under or pursuant to the Transaction Documents to which it is a party the Company has no desire to give a preference to any person as contemplated by section 239 of the Act nor is it the purpose of the Company to put assets beyond the reach of a person who is making, or may at some time make, a claim against the Company or of otherwise prejudicing the interests of such a person in relation to the claim which he is making or may make.

Terms defined in the Master Definitions Schedule signed for the purposes of identification by Brown & Wood and Clifford Chance Limited Liability Partnership on 26 March 2001 shall have the same respective meanings when used in this Certificate.

DATED [ ]

Signed for and on behalf of Granite Finance Funding Limited

____

Director

Director/Secretary

SCHEDULE 3

FORM OF INTERCOMPANY LOAN CONFIRMATION

GRANITE FINANCE FUNDING LIMITED

[●]
as [●] Issuer

THE BANK OF NEW YORK
as Security Trustee

CITIBANK, N.A.
as Agent Bank

LOAN CONFIRMATION
INTERCOMPANY LOAN AGREEMENT

Dated [●]

CONTENTS

THIS AGREEMENT is dated [●] between:

(1) **GRANITE FINANCE FUNDING LIMITED** (registered number 79308) a private limited liability company incorporated under the laws of Jersey, but acting out of its branch office established in England (registered overseas company number FC022999 and branch number BR0051916) at 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW ("**Funding**");

(2) **[●]** (registered in England and Wales No. [●]) a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**[●] Issuer**");

(3) **THE BANK OF NEW YORK**, whose offices are at One Canada Square, 48th Floor, London E14 5AL (the "**Security Trustee**" which expression shall include such person and all other persons for the time being acting as the security trustee or trustees pursuant to the Funding Deed of Charge); and

(4) **CITIBANK, N.A.**, acting through its offices at 5 Carmelite Street, London EC4Y 0PA (the "**Agent Bank**" which expression shall include such person for the time being acting as the agent bank pursuant to the Paying Agent and Agent Bank Agreement).

IT IS AGREED as follows:

1. Interpretation

1.1 *General interpretation:* The Master Definitions Schedule and the [●] Issuer Master Definitions Schedule signed for the purposes of identification by [●] on [●] (as the same may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into this Agreement and, accordingly, the expressions defined in the Master Definitions Schedule and/or the [●] Issuer Master Definitions Schedule (as so amended, varied or supplemented) shall, except where the context otherwise requires and save where otherwise defined herein, have the same meanings in this Agreement, including the Recitals hereto, and this Agreement shall be construed in accordance with the interpretation provisions set out in Clause 2 (*Interpretation and Construction*) of the Master Definitions Schedule and the [●] Issuer Master Definitions Schedule. In the event of a conflict between the Master Definitions Schedule and the [●] Issuer Master Definitions Schedule, the [●] Issuer Master Definitions Schedule shall prevail.

1.2 *Specific terms:* Unless the context otherwise requires, references in the Intercompany Loan Terms and Conditions to:

"**Closing Date**" shall mean the Initial Closing Date;

"**Intercompany Loan**" shall mean the [●] Issuer Intercompany Loan;

"**Intercompany Loan Agreement**" shall mean the [●] Issuer Intercompany Loan Agreement;

"**Intercompany Loan Confirmation**" shall mean the [●] Issuer Intercompany Loan Confirmation;

"**Issuer**" shall mean the [●] Issuer;

"**Issuer Transaction Account**" shall mean the [●] Issuer Transaction Account; and

"**Notes**" shall mean the [●] Issuer Notes.

2. Intercompany Loan Terms and Conditions

Each of the parties to this Agreement agrees that the Intercompany Loan Terms and Conditions signed by Funding, the Security Trustee and the Agent Bank for the purposes of identification on [●] and the provisions set out therein shall form part of this Agreement and shall be binding on the parties to this Agreement as if they had been expressly set out herein. References in this Agreement to "**this Agreement**" shall be construed accordingly.

3. The [●] Issuer Intercompany Loan

3.1 ***Grant of*** [●] ***Issuer Intercompany Loan:*** On and subject to the terms of this Agreement, the [●] Issuer hereby grants to Funding a loan in the maximum principal amount of £[●], which amount corresponds to the principal amount upon issue of the [●] Issuer Notes.

3.2 ***Conditions Precedent:*** Save as the [●] Issuer may otherwise agree, the [●] Issuer Intercompany Loan will not be available for utilisation unless the [●] Issuer has confirmed to Funding (with a copy of such confirmation to the Security Trustee) that it or its advisers have received all the information and documents listed in Schedule 1 in form and substance satisfactory to the [●] Issuer.

4. Interest

4.1 ***Payment subject to terms of the*** [●] ***Issuer Cash Management Agreement:*** The terms and conditions of this Clause 4 are to be read in conjunction with the provisions of Part 3 of Schedule 2 to the [●] Issuer Cash Management Agreement, as the same may be amended or varied from time to time in accordance with the provisions thereof.

4.2 ***Payment of Interest:*** Subject to Clause 4 of the Intercompany Loan Terms and Conditions, on each Payment Date Funding will pay to the [●] Issuer an amount of interest equal to the amount of interest required by the [●] Issuer on such Payment Date (or such other date on which an amount of interest is payable by the [●] Issuer) to fund (by payment to any Swap Provider or otherwise) the amount payable by the [●] Issuer on such Payment Date (or such other date on which an amount of interest is payable by the [●] Issuer) on the [●] Issuer Notes and certain other amounts (including an amount equal to the [●] Issuer's retained profit) as specified in and in accordance with the [●] Issuer Priority of Payments as calculated by the [●] Issuer Cash Manager on the Distribution Date that immediately precedes such Payment Date and communicated by the [●] Issuer Cash Manager to the Agent Bank by the close of business on such Distribution Date.

4.3 ***Interest Periods:*** The first Interest Period shall commence on (and include) the Initial Closing Date and end on (but exclude) the Payment Date falling in July 2001. Each subsequent Interest Period shall commence on (and include) a Payment Date and end on (but exclude) the following Payment Date.

5. **Repayment**

5.1 ***Payment subject to terms of the* [●] *Issuer Cash Management Agreement:*** The terms and conditions of this Clause 5 are to be read in conjunction with the provisions of Part 4 of Schedule 2 to the [●] Issuer Cash Management Agreement, as the same may be amended or varied from time to time in accordance with the provisions thereof.

5.2 ***Repayment:*** Subject to Clause 4 of the Intercompany Loan Terms and Conditions, on each Payment Date Funding will repay to the [●] Issuer an amount of principal equal to the amount of principal required by the [●] Issuer on such Payment Date (or such other date on which an amount of principal is payable by the [●] Issuer) to fund (by payment to any Swap Provider or otherwise) the amount payable by the [●] Issuer on such Payment Date (or such other date on which an amount of principal is payable by the Issuer on the [●] Issuer Notes) on the [●] Issuer Notes, as determined by the [●] Issuer Cash Manager under the terms of the [●] Issuer Cash Management Agreement on the Distribution Date that immediately precedes such Payment Date and communicated by the [●] Issuer Cash Manager to the Agent Bank by the close of business on such Distribution Date.

5.3 ***Acknowledgement of New Intercompany Loans:*** The [●] Issuer hereby acknowledges and agrees that from time to time Funding may enter into New Intercompany Loans with New Issuers and that the obligation of Funding to repay this [●] Issuer Intercompany Loan will rank *pari passu* with the obligations of Funding to repay any such New Intercompany Loan.

6. **Certain Fees, etc.**

6.1 ***Fee for provision of* [●] *Issuer Intercompany Loan:*** In addition to the interest and principal payments to be made by Funding under Clauses 4 and 5, respectively, on each Payment Date (or, in respect of the payment to be made as set forth in (a) below, on the Drawdown Date) or on any other date on which the [●] Issuer notifies Funding, Funding shall pay to the [●] Issuer for same day value to the [●] Issuer Transaction Account a fee for the provision of the [●] Issuer Intercompany Loan (except that in the case of payments due under paragraphs (c), (e), (f) and (j) below, such payments shall be paid when due). Such fee shall be an amount or amounts in the aggregate equal to the following:

(a) the amount payable on the Drawdown Date as previously communicated to Funding by the [●] Issuer;

(b) the fees, costs, charges, liabilities and expenses and any other amounts due and payable to the Note Trustee pursuant to the [●] Issuer Trust Deed, the [●] Issuer Trust Deed or any other Transaction Document, together with interest thereon as provided therein;

(c) the reasonable fees and expenses of any legal advisers, accountants and auditors appointed by the [●] Issuer and properly incurred in their performance of their functions under the Transaction Documents which have fallen due;

(d) the fees, costs and expenses due and payable to the Paying Agents and the Agent Bank pursuant to the Paying Agent and Agent Bank Agreement and the fees, costs and expenses due and payable to the Transfer Agent, the Registrar and the Note Depository;

(e) any amounts due and payable by the [●] Issuer to the Inland Revenue in respect of the [●] Issuer's liability to United Kingdom corporation tax (insofar as payment is not satisfied by the surrender of group relief or out of the profits, income or gains of the [●] Issuer and subject to the terms of the [●] Issuer Deed of Charge) or any other Taxes payable by the [●] Issuer;

(f) the fees, costs, charges, liabilities and expenses due and payable to the [●] Issuer Account Bank pursuant to the [●] Issuer Bank Account Agreement (if any);

(g) the fees, costs, charges, liabilities and expenses due and payable to the [●] Issuer Cash Manager pursuant to the [●] Issuer Cash Management Agreement;

(h) any termination payment due and payable by the [●] Issuer to a [●] Issuer Swap Provider pursuant to a [●] Issuer Swap Agreement;

(i) the fees, costs, charges, liabilities and expenses due and payable to the Corporate Services Provider pursuant to the Corporate Services Agreement; and

(j) any other amounts due or overdue by the [●] Issuer to third parties including the Rating Agencies and the amounts paid by the [●] Issuer under the Subscription Agreement and the Underwriting Agreement (excluding, for these purposes, the Noteholders) other than amounts specified in paragraphs (b) to (j) above,

together with, (i) in respect of taxable supplies made to the [●] Issuer, any amount in respect of any VAT or similar tax payable in respect thereof against production of a valid tax invoice; and (ii) in respect of taxable supplies made to a person other than the [●] Issuer, any amount in respect of any Irrecoverable VAT or similar tax payable in respect thereof (against production of a copy of the relevant tax invoice), and to be applied subject to and in accordance with the provisions of the [●] Issuer Pre-Enforcement Revenue Priority of Payments in the [●] Issuer Cash Management Agreement.

6.2 ***Set-off:*** Funding and each of the other parties to the Intercompany Loan Agreement agree that the [●] Issuer shall be entitled to set-off those amounts due and payable by Funding pursuant to this Clause 6 on the Initial Closing Date against the amount to be advanced by the [●] Issuer to Funding under the [●] Issuer Intercompany Loan on the Initial Closing Date.

7. Additional Covenants

Funding undertakes to establish the [●] Issuer Liquidity Reserve Fund, and an appropriate ledger therefor, on behalf of the [●] Issuer should the long-term, unsecured, unsubordinated and unguaranteed debt obligations of the Seller cease to be rated at least A3 by Moody's or A- by Fitch (unless Moody's or Fitch, as applicable, confirms the then current ratings of the [●] Issuer Notes will not be adversely affected by such ratings downgrade). Any such [●] Issuer Liquidity Reserve Fund and the [●] Issuer Liquidity Reserve Ledger shall be established and maintained in accordance with the provisions of the Cash Management Agreement.

8. Declaration of Trust

The [●] Issuer declares the Security Trustee, and the Security Trustee hereby declares itself, trustee of all the covenants, undertakings, rights, powers, authorities and discretions in, under or in connection with this Agreement for the Funding Secured Creditors in respect of the Funding Secured Obligations owed to each of them respectively upon and subject to the terms and conditions of the Funding Deed of Charge.

9. Addresses

The addresses referred to in Clause 18.4 (*Notices*) of the Intercompany Loan Terms and Conditions are as follows:

The Security Trustee:

For the attention of: [●]

Address: [●]

Facsimile: [●]

The [●] Issuer:

For the attention of: [●]

Address: [●]

Telephone: [●]

Facsimile: [●]

Funding:

For the attention of: [●]

Address: [●]

Telephone: [●]

Facsimile: [●]

Rating Agencies:

Moody's: [●]

For the attention of: [●]

Telephone: [●]

Facsimile:

S&P: [●]

For the attention of: [●]

Telephone: [●]

Facsimile:

Fitch: [●]

For the attention of: [●]

Telephone: [●]

Facsimile:

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed on the day and year appearing on page 1.

SCHEDULE 1

CONDITIONS PRECEDENT IN RESPECT OF DRAWDOWN

1. **Authorisations**

(a) A copy of the memorandum and articles of association and certificate of incorporation of Funding.

(b) A copy of a resolution of the board of directors of Funding authorising the entry into, and the execution and performance of, each of the Transaction Documents to which Funding is a party and authorising specified persons to execute those on its behalf.

(c) A certificate of a director of Funding certifying:

(i) that each document delivered under this paragraph 1 of Schedule 1 is correct, complete and in full force and effect as at a date no later than the date of the Intercompany Loan Agreement and undertaking to notify the [●] Issuer (with a copy of such certification to the Security Trustee) if that position should change prior to the Drawdown Date; and

(ii) as to the identity and specimen signatures of the directors and signatories of Funding.

2. **Security**

(a) The Funding Deed of Charge duly executed by the parties thereto.

(b) Duly completed bank account mandates in respect of the Funding GIC Account and the Funding Transaction Account.

(c) Security Power of Attorney for Funding.

3. **Legal opinion**

Legal opinions of:

(a) [●], English legal advisers to the Seller, the [●] Issuer and Funding, addressed to the Security Trustee; and

(b) [●], U.S. legal advisers to the Seller, the [●] Issuer and Funding, addressed to the Security Trustee.

4. **Tax**

Evidence of a group income election made under section247 of the Income and Corporation Taxes Act 1988 in relation to Funding and the [●] Issuer.

5. **Transaction Documents**

Duly executed copies of:

(a) the [●] Issuer Deed of Charge;

(b) the [●] Issuer Trust Deed;

(c) the Cash Management Agreement;

(d) the Global Notes;

(e) the Corporate Services Agreement;

(f) the Currency Swap Agreements;

(g) the Basis Rate Swap Agreements;

(h) the Bank Account Agreement;

(i) the Master Definitions Schedule and the [●] Issuer Master Definitions Schedule;

(j) the Paying Agent and Agent Bank Agreement;

(k) the Start-up Loan Agreement;

(l) the Mortgage Sale Agreement;

(m) the Mortgages Trust Deed;

(n) the Administration Agreement;

(o) the Mortgages Trustee Guaranteed Investment Contract;

(p) the Funding Guaranteed Investment Contract;

(q) the Funding ([●] Issuer) Guaranteed Investment Contract;

(r) the Post Enforcement Call Option Agreement;

(s) the Subscription Agreement;

(t) the Underwriting Agreement;

(u) the Seller Power of Attorney;

(v) the Funding Deed of Charge;

(w) the Depository Agreement;

(x) the [●] Issuer Cash Management Agreement;

(y) the Funding ([●] Issuer) Bank Account Agreement; and

(z) the [●] Issuer Bank Account Agreement.

6. Bond Documentation

(a) Confirmation that the [●] Issuer Notes have been issued and the subscription proceeds received by the [●] Issuer; and

(b) Copy of the Prospectus and the Offering Circular.

7. Miscellaneous

Solvency certificates from Funding signed by two directors of Funding in or substantially in the form set out in Schedule 2 (*Solvency Certificate*) to the Intercompany Loan Terms and Conditions.

EXECUTION PAGE

EXECUTED for and on behalf of)
GRANITE FINANCE FUNDING LIMITED)
by:)

____
Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
GRANITE MORTGAGES 01-1 PLC)
by:)

____
Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
THE BANK OF NEW YORK)
by:)

____
Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
CITIBANK, N.A.)
by:)

____
Authorised Signatory

EXECUTION PAGE

Executed on 26 March 2001 for the purposes of identification by:

EXECUTED for and on behalf of)
GRANITE FINANCE FUNDING LIMITED)
by:)

____

Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
THE BANK OF NEW YORK)
by:)

____

Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
CITIBANK, N.A.)
by:)

____

Authorised Signatory

EXHIBIT 4.2

Amended and Restated Mortgages Trust Deed

Execution Copy

Dated 20 March 2002

NORTHERN ROCK PLC
as Seller, Cash Manager and a Beneficiary

GRANITE FINANCE FUNDING LIMITED
as Funding and a Beneficiary

- and –

GRANITE FINANCE TRUSTEES LIMITED
as Mortgages Trustee

THIRD AMENDED MORTGAGES TRUST DEED

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF:528001V5

CONTENTS

THIS THIRD AMENDED MORTGAGES TRUST DEED DATED 20 MARCH 2002 FURTHER AMENDS AND RESTATES THE MORTGAGES TRUST DEED DATED 26 MARCH 2001 BETWEEN:

(1) **NORTHERN ROCK PLC** (registered number 03273685), a public limited company incorporated under the laws of England and Wales whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, in its capacity as seller of the Mortgage Loans under the Mortgage Sale Agreement (in such capacity, the "**Seller**"), and in its capacity as cash manager under the Cash Management Agreement (in such capacity, the "**Cash Manager**") and in its capacity as a beneficiary of the Mortgages Trust (in such capacity a "**Beneficiary**");

(2) **GRANITE FINANCE FUNDING LIMITED** (registered number 79308) a private limited company incorporated under the laws of Jersey, but acting out of its office established in England (registered overseas company number FC022999 and branch number BR005916) at 4th Floor, 35 New Bridge Street, London EC4V 6BW ("**Funding**" or a "**Beneficiary**"); and

(3) **GRANITE FINANCE TRUSTEES LIMITED** (registered number 79309) a private limited company incorporated under the laws of Jersey whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands as trustee of the Mortgages Trust (the "**Mortgages Trustee**").

WHEREAS:

(A) The Mortgages Trustee wishes to declare the following trusts in respect of the Trust Property (being on the date of this Deed, the sum of £100 which monies have been received by, are presently held by the Mortgages Trustee or to its order).

(B) The Mortgages Trustee (acting as principal and not as agent of any party) has agreed to hold the Trust Property as bare trustee for Funding and the Seller (each a Beneficiary and together, the "**Beneficiaries**") upon, with and subject to the trusts, powers and provisions of this Deed. The Mortgages Trustee will receive amounts arising from the Trust Property and will distribute such amounts for the benefit of the Beneficiaries of the Mortgages Trust. It will delegate certain tasks in relation to the Mortgages Trust to the Administrator and the Cash Manager.

(C) The Seller carries on the business of, *inter alia*, originating residential first mortgage loans to individual Borrowers in England and Wales and of managing and administering such mortgage loans. The Seller intends to assign from time to time portfolios of such mortgage loans to the Mortgages Trustee pursuant to the Mortgage Sale Agreement to be entered into on or about 26 March 2001, which mortgage loans shall be held by the Mortgages Trustee as bare trustee for the Beneficiaries upon, with and subject to the trusts, powers and provisions of this Deed.

NOW THIS DEED WITNESSES:

1. **Definitions and Construction**

1.1. The provisions of the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, amongst others, the Seller, Funding and the Mortgages Trustee (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Deed.

2. **Creation of Mortgages Trust**

2.1 ***Initial Trust Property:*** The Mortgages Trustee hereby declares itself as trustee of the Trust Property, being, upon execution of this Deed, the sum of £100 (one hundred pounds) (the "**Initial Trust Property**") which sum shall be held on trust by the Mortgages Trustee absolutely as to both capital and income for the benefit, as tenants in common, of the Seller as to the Initial Seller Share Percentage and Funding as to the Initial Funding Share Percentage. The Initial Trust Property shall be held by the Mortgages Trustee on the Mortgages Trust upon due execution of this Deed by all parties to it.

2.2 ***Closing Trust Property:*** Pursuant to the provisions of the Mortgage Sale Agreement, the Seller intends to assign the Initial Mortgage Portfolio to the Mortgages Trustee on the Initial Closing Date, which Initial Mortgage Portfolio including all related rights and benefits shall form part of the Trust Property (the "**Closing Trust Property**").

2.3 ***New Trust Property:*** From time to time and pursuant to the Mortgage Sale Agreement, the Seller intends to assign New Mortgage Portfolios to the Mortgages Trustee, which New Mortgage Portfolios including all related rights and benefits shall form part of the Trust Property (the "**New Trust Property**").

2.4 ***Other Trust Property:***

(a) In accordance with this Deed, from time to time Funding and the Seller shall, subject to and in accordance with Clauses 4 (*Consideration*), Clause 5 (*Increasing the Seller Share of the Trust Property*) and/or Clause 6 (*Increasing the Funding Share of the Trust Property*) provide consideration to the Mortgages Trustee in the form of Contributions to be applied by the Mortgages Trustee as set out in this Deed. Any Contribution so provided to the Mortgages Trustee shall, on receipt by the Mortgages Trustee and until it has been applied by the Mortgages Trustee in accordance with the terms of this Deed, form part of the Trust Property.

(b) Any Re-draws made under a Flexible Mortgage Loan which forms part of the Trust Property will form part of the Trust Property.

(c) Amounts on deposit (and interest earned on such amounts) from time to time in the Mortgages Trustee Bank Accounts will form part of the Trust Property.

(d) (If the Seller subsequently decides to retain any Mortgage Loan which is the subject of a Further Advance within the Trust Property and/or to assign the Further Advance to the Mortgages Trustee in accordance with the Mortgage Sale Agreement) any Further Advance made in respect of a Mortgage Loan in the Trust Property will also form part of the Trust Property.

(e) Any Permitted Replacement Mortgage Loan and Related Security relating to a Permitted Product Switch effected in relation to a Mortgage Loan which forms part of the Trust Property will also form part of the Trust Property.

(f) The proceeds of sale of any Mortgage Loan and its Related Security forming part of the Trust Property pursuant to the Mortgage Sale Agreement or other proceeds of sale of any Trust Property will form part of the Trust Property.

(g) Any beneficial interests of the Mortgages Trustee under trusts created pursuant to the Mortgage Sale Agreement in any Mortgage Loans and/or their Related Security or any part thereof, or any property, interest, right or benefit therein and/or the proceeds thereof.

2.5 ***Re-Assignment of Early Repayment Charges***: Subject to and in accordance with the Mortgage Sale Agreement, the Mortgages Trustee will agree to re-assign to the Seller the benefit of any Early Repayment Charges in respect of any Mortgage Loan included in the Initial Mortgage Portfolio or any New Mortgage Portfolio which the Seller assigns to the Mortgages Trustee. Upon any such re-assignment to the Seller, the benefit of such Early Repayment Charges will no longer form part of the Trust Property.

3. **Conditions Precedent**

3.1 ***Trust Property:*** Subject to this Clause 3 (Conditions Precedent), the Mortgages Trustee shall hold the Trust Property as to both capital and income on trust absolutely for Funding (as to the Funding Share) and for the Seller (as to the Seller Share) as tenants in common upon, with and subject to all the trusts, powers and provisions of this Deed (such that each Beneficiary shall have an undivided beneficial interest in the Trust Property). As used herein, '**Trust Property**' means the Initial Trust Property, the Closing Trust Property, any New Trust Property, (but excludes any Early Repayment Charges which have been re-assigned to the Seller and any Mortgage Loans which have been repurchased by the Seller pursuant to the Mortgage Sale Agreement) and all other Trust Property referred to under Clause 2 (*Creation of Mortgages Trust*).

3.2 ***Closing Trust Property:*** The Closing Trust Property shall be held by the Mortgages Trustee on the Mortgages Trust subject to satisfaction of the following conditions precedent:

(a) the due execution and delivery of the Mortgage Sale Agreement by all parties to it;

(b) the due execution and delivery of this Deed by all parties to it;

(c) the satisfaction or waiver in accordance with the terms of the Mortgage Sale Agreement of the conditions to the sale and assignment of the Initial Mortgage Portfolio as set out in Clause 2 (*Sale and Purchase of Initial Mortgage Portfolio*) and Clause 3 (*Initial Closing Date*) of the Mortgage Sale Agreement;

(d) the payment by Funding to the Mortgages Trustee of Funding's Initial Contribution for the Initial Funding Share Percentage in accordance with Clause 4 (*Consideration*); and

(e) the payment by the Mortgages Trustee to the Seller of the Initial Purchase Price for the sale and assignment to the Mortgages Trustee of the Initial Mortgage Portfolio.

3.3 ***New Trust Property:*** Any New Trust Property shall be held by the Mortgages Trustee on the Mortgages Trust subject to the satisfaction or waiver in accordance with the terms of the Mortgage Sale Agreement of the conditions referred to in Clause 4 (*Sale and Purchase of New Mortgage Loan Portfolios*) of the Mortgage Sale Agreement for the transfer of New Mortgage Loan Portfolios to the Mortgages Trustee.

4. **Consideration**

4.1 ***Consideration provided by Seller***: The Seller in its capacity as a Beneficiary shall provide consideration to the Mortgages Trustee for the Seller Share in the Trust Property:

(a) on the Initial Closing Date, by assigning to the Mortgages Trustee the Initial Mortgage Portfolio upon payment by the Mortgages Trustee to the Seller of the Initial Purchase Price for the Initial Mortgage Portfolio in accordance with the terms of the Mortgage Sale Agreement;

(b) on each date after the Initial Closing Date on which (i) New Mortgage Loans are acquired by the Mortgages Trustee from the Seller in accordance with the Mortgage Sale Agreement and (ii) the consideration provided to the Seller for that sale is or includes the covenant of the Mortgages Trustee to hold the Trust Property on trust for Funding (as to the Funding Share) and the Seller (as to the Seller Share) in accordance with the terms of this Deed, by the sale on such date by the Seller of such New Mortgage Loans either for the payment by the Mortgages Trustee of the Initial Purchase Price paid on such date or (if no Initial Purchase Price is paid) without payment on such date; and

(c) on each date on which the Seller increases the Seller Share of the Trust Property in accordance with Clause 5 (*Increasing the Seller Share of the Trust Property*) below, the Seller will pay the consideration to the Mortgages Trustee specified in that Clause.

4.2 ***Consideration provided by Funding***: Funding in its capacity as a Beneficiary shall provide consideration to the Mortgages Trustee for the Funding Share in the Trust Property:

(a) on the Initial Closing Date, by paying to the Mortgages Trustee the Initial Contribution in respect of the Closing Trust Property which shall be equal to (and from which the Mortgages Trustee shall or shall procure that the Cash Manager on its behalf shall pay) the Initial Purchase Price in respect of the Initial Mortgage Portfolio payable by the Mortgages Trustee to the Seller pursuant to the Mortgage Sale Agreement on such date;

(b) on each Distribution Date, by paying to the Mortgages Trustee a Deferred Contribution equal to the amount (if any) of Mortgages Trustee Available Revenue Receipts to which Funding is entitled on such date in accordance with paragraph (d) of Clause 10.2 (*Distribution of Mortgages Trustee Available Revenue Receipts*) (the "**Relevant Distribution**") which shall be equal to (and from which the Mortgages Trustee shall or shall procure that the Cash Manager on its behalf shall pay) such amount of Deferred Purchase Price as is payable by the Mortgages Trustee to the Seller pursuant to the Mortgage Sale Agreement on such date. The parties to this Deed agree that on any Distribution Date the Relevant Distribution which would otherwise have been payable by the Mortgages Trustee to Funding and the Deferred Contribution payable by Funding to the Mortgages Trustee shall be set off against each other such that as between the Mortgages Trustee and Funding no amount shall be payable in respect of such Relevant Distribution or such Deferred Contribution on such date and the Cash Manager on behalf of the Mortgages Trustee shall pay to the Seller (in satisfaction of the Mortgages Trustee's obligation to pay Deferred Purchase Price to the Seller under the Mortgage Sale Agreement) those funds which, were it not for such set-off, would have been payable to Funding as the Relevant Distribution;

(c) subject to Clause 6 (*Increasing the Funding Share of the Trust Property*) below, on each date after the Initial Closing Date on which (i) Funding has given notice of its intention to increase the Funding Share of the Trust Property on such date (ii) an amount of Initial Purchase Price is payable in respect of New Mortgage Loans which are assigned by the Seller to the Mortgages Trustee on such date and (iii) Funding receives the net proceeds of a New Intercompany Loan from a New Issuer, by paying to the Mortgages Trustee an Initial Contribution in respect of such New Trust Property which shall be equal to (and from which the Mortgages Trustee shall or shall procure that the Cash Manager on its behalf shall pay) the Initial Purchase Price in respect of such New Mortgage Loans payable by the Mortgages Trustee to the Seller pursuant to the Mortgage Sale Agreement on such date;

(d) subject to Clause 6 (*Increasing the Funding Share of the Trust Property*) below, on each other date after the Initial Closing Date on which (i) Funding has given notice of its intention to increase the Funding Share of the Trust Property on such date and (ii) Funding receives the net proceeds of a New Intercompany Loan from a New Issuer, by paying to the Mortgages Trustee a Further Contribution in respect of the Funding

Share of the Trust Property which shall be equal to (and from which the Mortgages Trustee shall or shall procure that the Cash Manager on its behalf shall pay) the Special Distribution payable to the Seller in accordance with Clause 6.3 (*Special Distribution*); and

(e) following the Final Repayment Date of the latest maturing Intercompany Loan made by any Issuer to Funding and provided that there are no further claims outstanding under any Intercompany Loan or on such earlier date provided that all Intercompany Loans have either been repaid in full or there are no further claims outstanding under any Intercompany Loan, Funding will make a final payment of Deferred Contribution to the Mortgages Trustee (the "**Final Deferred Contribution**") in an amount equal to the aggregate amount standing to the credit of the Funding Bank Accounts (including any account established for the purposes of the Issuer Reserve Fund and/or the Issuer Liquidity Reserve Fund of any Issuer) after making any payments ranking in priority thereto, subject to and in accordance with the relevant Funding Priority of Payments. The Final Deferred Contribution shall be in an amount equal to (and from that Final Deferred Contribution the Mortgages Trustee shall or shall procure that the Cash Manager shall on its behalf pay) the final amount of Deferred Purchase Price payable by the Mortgages Trustee to the Seller pursuant to and in accordance with the Mortgage Sale Agreement.

4.3 ***Application by Mortgages Trustee***:

(a) If the Mortgages Trustee receives any Initial Contribution, Deferred Contribution or the Final Deferred Contribution from Funding, the parties hereto direct the Mortgages Trustee to, and the Mortgages Trustee covenants that it shall, or shall procure that the Cash Manager on its behalf shall, pay such funds to the Seller in satisfaction of the Mortgages Trustee's obligation to make payment of the Initial Purchase Price or, as the case may be, Deferred Purchase Price in respect of the Initial Mortgage Portfolio or any New Mortgage Loans which are assigned to the Mortgages Trustee by the Seller pursuant to the Mortgage Sale Agreement.

(b) If the Mortgages Trustee receives a Further Contribution from any Beneficiary, the parties hereto direct the Mortgages Trustee to, and the Mortgages Trustee covenants that it shall, or shall procure that the Cash Manager on its behalf shall, distribute such funds to a Beneficiary or the Beneficiaries as required at the time and in the manner and otherwise in accordance with the terms of this Deed.

5. **Increasing the Seller Share of the Trust Property**

5.1 ***Re-draws under Flexible Mortgage Loans***:

(a) If, in respect of any Flexible Mortgage Loan which is in the Trust Property, the relevant Borrower requests a Cash Re-draw and the Administrator (on behalf of the Mortgages Trustee) grants such request pursuant to and in accordance with the terms of the Administration Agreement, the Seller as Beneficiary shall fund that Cash Re-draw in the Mortgages Trust by making payment to the Borrower, in accordance with the terms and conditions of the relevant Mortgage Loan, of the Cash Re-draw Amount. Upon payment by the Seller to the relevant Borrower of the Cash Re-draw Amount, the aggregate Current Balance of the Mortgage Loans constituting the Trust Property and the amount of the Seller Share of the Trust Property shall be increased by an amount equal to the Cash Re-draw Amount.

(b) If, in respect of any Flexible Mortgage Loan which is in the Trust Property, the relevant Borrower requests a Non-Cash Re-draw and the Administrator grants such request or the Administrator otherwise permits the relevant Borrower to take a Non-Cash Re-draw pursuant to and in accordance with the terms of the Administration Agreement, the Seller as Beneficiary shall fund such Non-Cash Re-draw in the Mortgages Trust by making payment to the Mortgages Trustee of a Further Contribution in an amount equal to the Unpaid Interest Amount in respect of such Non-Cash Re-draw. Upon payment by the Seller to the Mortgages Trustee of such Further Contribution, the aggregate Current Balance of the Mortgage Loans constituting the Trust Property and the Seller Share of the Trust Property shall be increased by an amount equal to the amount of the Further Contribution so made to the Mortgages Trustee. The parties agree that any such Further Contribution received by the Mortgages Trustee from the Seller will be treated as Revenue Receipts and will be distributed to the Beneficiaries on the immediately succeeding Distribution Date in accordance with Clause 10 (*Distribution of Revenue Receipts*) below.

5.2 ***Further Advances***: If at a future date the Seller elects not to repurchase any Mortgage Loan which becomes the subject of a Further Advance from the Mortgages Trustee, the Seller will be solely responsible for funding any such Further Advance and, subject to the provisions of this Deed, upon the making of such Further Advance by the Seller, the aggregate Current Balance of the Mortgage Loans constituting the Trust Property and the Seller Share of the Trust Property shall be increased by an amount equal to the amount of the Further Advance paid to the relevant Borrower.

6. Increasing the Funding Share of the Trust Property

6.1 ***Conditions precedent***: Subject as provided below, on not more than 60 nor less than 30 days' written notice Funding may increase the Funding Share (as defined in Clause 7.1 (*Initial Funding Share*) below) of the Trust Property on the date specified in that notice, subject to satisfaction of the following conditions precedent:

(a) no Event of Default under the Transaction Documents shall have occurred which is continuing at the relevant date;

(b) no Intercompany Loan Enforcement Notice has been served in respect of any Intercompany Loan;

(c) the Rating Agencies have confirmed in writing to the Mortgages Trustee, the Security Trustee and each Issuer that the proposed increase in the Funding Share of the Trust

Property would not adversely affect the then-current ratings by the Rating Agencies (or any of them) of the Notes issued by any Issuer;

(d) the New Notes have been issued by the New Issuer, the subscription proceeds received on behalf of such New Issuer and advanced by such Issuer to Funding pursuant to an Intercompany Loan Agreement (which proceeds Funding will pay to the Mortgages Trustee to increase the Funding Share of the Trust Property on the relevant date in accordance with Clause 6.2);

(e) if necessary, each Issuer, including any New Issuer (if any) has entered into appropriate hedging arrangements;

(f) as of the last day of the immediately preceding Trust Calculation Period the aggregate Current Balance of Mortgage Loans in the Trust Property which were at such time in arrears for at least 3 months is less than 4 per cent. of the aggregate Current Balance of all Mortgage Loans in the Trust Property at such time unless the Rating Agencies have confirmed that the then-current ratings of the Notes will not be adversely affected;

(g) as of the last day of the immediately preceding Trust Calculation Period the weighted average LTV ratio of Mortgage Loans in the Trust Property (after application of the LTV Test) on such date does not exceed the LTV ratio (based on the LTV Test) of Mortgage Loans in the Trust Property on the Initial Closing Date plus 0.25 per cent.;

(h) each Issuer Reserve Fund is fully funded on the relevant date up to the relevant Issuer Reserve Required Amount; and

(i) as at the most recent Payment Date no deficiency was recorded on the Issuer Principal Deficiency Ledger of any Issuer,

provided always that Funding shall not be entitled to increase the Funding Share after the Payment Date falling in January 2008 if the option to redeem the First Issuer Notes on the Payment Date in January 2008 pursuant Condition 5 of the First Issuer Notes is not exercised.

6.2 ***Completion***: Subject to satisfaction of the conditions precedent set out in Clause 6.1 (*Conditions precedent*) above, Funding shall pay to the Mortgages Trustee the consideration for such increase in the Funding Share in accordance with Clause 4 (*Consideration*).

6.3 ***Special Distribution***: The parties hereto agree that Principal Receipts received by the Mortgages Trustee from Funding in payment of a Further Contribution in accordance with Clause 4 (*Consideration*) on any date on which Funding increases the Funding Share of the Trust Property shall be payable by the Mortgage Trustee to the Seller (in its capacity as a Beneficiary of the Mortgages Trust) as a Special Distribution on such date whether or not such date is a Distribution Date. Any such Special Distribution shall reduce the Seller Share of the Trust Property by the amount of the Special Distribution.

7. **Initial Funding Share and Initial Seller Share**

7.1 ***Initial Funding Share:*** The "**Initial Funding Share**" of the Trust Property shall be £86.61 at the date of this Deed and £1,500,000,000 at the Initial Closing Date and the "**Initial Funding Share Percentage**" shall be the Initial Funding Share expressed as a percentage of the Trust Property at such date, that is to say, 86.61 per cent. References herein to the "**Funding Share**" shall mean, prior to the first Distribution Date, the Initial Funding Share and thereafter shall mean the Current Funding Share (as defined below).

7.2 ***Initial Seller Share:*** The "Initial Seller Share" of the Trust Property shall be the sum which remains of the Trust Property after deduction of the Initial Funding Share. The Initial Seller Share of the Trust Property will be £13.39 at the date of this Deed and £232,000,000 at the Initial Closing Date and the "**Initial Seller Share Percentage**" shall be equal to 100 per cent. minus the Initial Funding Share Percentage, that is to say, 13.39 per cent. The amount of the Initial Seller Share and the Initial Seller Share Percentage on the Initial Closing will be determined immediately after the Initial Closing Date. References herein to the "**Seller Share**" shall mean, prior to the first Distribution Date, the Initial Seller Share and thereafter shall mean the Current Seller Share (as defined below).

7.3 ***Rounding of percentage shares:*** Except for the Initial Closing Date on which the Funding Share Percentage and the Seller Share Percentage shall be calculated to two decimal places, and unless otherwise agreed by the Beneficiaries, the Current Funding Share Percentage and the Current Seller Share Percentage shall be calculated to five decimal places.

8. Adjustment of Funding Share Percentage and Seller Share Percentage

8.1 ***Effective Periods:***

(a) Subject to Clause 8.1(b) below, the Cash Manager will (on behalf of the Mortgages Trustee and the Beneficiaries) recalculate the Funding Share, the Funding Share Percentage, the Seller Share and the Seller Share Percentage in respect of each Trust Calculation Period on the Distribution Date occurring in such Trust Calculation Period, based on the aggregate Current Balance of the Mortgage Loans constituting the Trust Property (as adjusted from time to time) on the last day of the Trust Calculation Period immediately preceding such Distribution Date.

(b) Notwithstanding Clause 8.1(a) above, if during any Trust Calculation Period the Seller assigns New Mortgage Loans to the Mortgages Trustee, the recalculation of the Funding Share, the Funding Share Percentage, the Seller Share and the Seller Share Percentage made by the Cash Manager on the Distribution Date occurring in such Trust Calculation Period will be effective only in respect of the period beginning on (and including) the first day of such Trust Calculation Period and ending on (but excluding) the first Assignment Date to occur during such Trust Calculation Period (such period in respect of such Distribution Date, an "**Interim Calculation Period**"), based on the aggregate Current Balance of the Mortgage Loans constituting the Trust Property (as adjusted from time to time) on the last day of the Trust Calculation Period immediately preceding such Distribution Date.

(c) In addition to the foregoing, if during any Trust Calculation Period the Seller assigns New Mortgage Loans to the Mortgages Trustee, the Cash Manager will (on behalf of the Mortgages Trustee and the Beneficiaries) recalculate the Funding Share, the Funding Share Percentage, the Seller Share and the Seller Share Percentage on such Assignment Date in respect of the period beginning on (and including) such Assignment Date and ending on the last day of such Trust Calculation Period (and including such last day of such Trust Calculation Period) (each such period in respect of each Assignment Date, an "**Interim Calculation Period**"), based on the aggregate Current Balance of the Mortgage Loans constituting the Trust Property (as adjusted from time to time) on such Assignment Date (after taking account of the assignment of New Mortgage Loans on such date).

The parties acknowledge and agree that the Mortgage Sale Agreement provides that (a) the Seller may not assign New Mortgage Loans to the Mortgages Trustee during any Trust Calculation Period prior to the Distribution Date in such Trust Calculation Period, and (b) the Seller may only make one assignment of New Mortgage Loans to the Mortgages Trustee during any Trust Calculation Period.

8.2 ***Current Funding Share Percentage:***

(a) On each Distribution Date (the "**Relevant Distribution Date**"), the "Current Funding Share **Percentage**" will be calculated by the Cash Manager in respect of the then-current Trust Calculation Period or related Interim Calculation Period, as applicable, for the purpose of calculating the distributions to be made from the Trust Property on the immediately succeeding Distribution Date, and such Current Funding Share Percentage will be an amount, expressed as a percentage (calculated to an accuracy of five decimal places (rounded upwards)), equal to:

$$\frac{A - B - C + D + E + F}{G} \times 100$$

where,

A = the Current Funding Share as calculated (a) on the Distribution Date immediately preceding such Relevant Distribution Date, or (b) in the case of the first Distribution Date, the Initial Funding Share as at the Initial Closing Date;

B = the amount of any Principal Receipts distributed to Funding on such Relevant Distribution Date in accordance with the provisions described in Clause 11 (*Distribution of Principal Receipts*) below;

C = the amount of any Losses sustained on the Mortgage Loans during the Trust Calculation Period immediately preceding such Relevant Distribution Date which have been allocated to Funding (based on (a) the Funding Share Percentage thereof calculated on the Distribution Date immediately preceding such Relevant Distribution Date (provided that the Seller had not assigned New Mortgage Loans to the Mortgages Trustee in the Trust Calculation Period immediately preceding such Relevant Distribution Date), or (b) to the extent that the Seller had assigned New Mortgage Loans to the Mortgages Trustee during the Trust Calculation Period immediately preceding such Relevant Distribution Date, the Weighted Average Funding Share Percentage (as defined below) thereof calculated on such Relevant Distribution Date prior to the distribution to be made on such Relevant Distribution Date, or (c) in the case of the first Distribution Date, the Initial Funding Share Percentage);

D = an amount equal to any Initial Contribution paid by Funding to the Mortgages Trustee during the Trust Calculation Period immediately preceding such Relevant Distribution Date in relation to the Funding Share of any New Trust Property assigned to the Mortgages Trustee during such Trust Calculation Period (which amount the Mortgages Trustee is required pursuant to Clause 4.3 (*Application by Mortgages Trustee*) to pay to the Seller in satisfaction of the Mortgages Trustee's obligation to pay to the Seller the Initial Purchase Price in respect of New Mortgage Loans assigned to the Mortgages Trustee during such period);

E = an amount equal to any Further Contribution paid by Funding to the Mortgages Trustee during the Trust Calculation Period immediately preceding such Relevant Distribution Date to increase the Funding Share of the Trust Property (which amount the Mortgages Trustee is required pursuant to Clause 6.3 (*Special Distribution*) to pay to the Seller as a Beneficiary, thereby reducing the amount of the Seller Share);

F = an amount equal to any Capitalised Arrears which have been allocated to Funding during the Trust Calculation Period immediately preceding such Relevant Distribution Date (based on the Funding Share Percentage thereof calculated on the Distribution Date immediately preceding such Relevant Distribution Date or, in the case of the first Distribution Date, the Initial Funding Share Percentage);

G = the aggregate Current Balance of all the Mortgage Loans in the Trust Property as at the last day of the Trust Calculation Period immediately preceding such Relevant Distribution Date, after (i) taking account of the assignment, if any, of New Mortgage Loans during the Trust Calculation Period immediately preceding such Relevant Distribution Date, (ii) making the distributions, allocations and additions referred to in (B), (C), (D), (E) and (F) above, (iii) taking account of any distributions of Principal Receipts to the Seller (including the payment of any Special Distribution to the Seller), the amount of any Losses allocated to the Seller and the amount of any other additions to or removals from the Trust Property during such Trust Calculation Period, including without limitation, any additions to the Trust

Property resulting from Cash Re-draws and Non-Cash Redraws by Borrowers under Flexible Mortgage Loans which are in the Trust Property or (if the Seller subsequently elects not to repurchase Mortgage Loans which are the subject of Further Advances from the Mortgages Trustee) Further Advances assigned by the Seller and (iv) making the adjustments referred to in paragraphs (a) through (e) of Clause 8.5 (*Adjustments to Trust Property*) (inclusive) below.

(b) If during any Trust Calculation Period the Seller assigns New Mortgage Loans to the Mortgages Trustee, the Cash Manager will recalculate the Current Funding Share Percentage on each such Assignment Date (the "**Relevant Assignment Date**") in respect of the related Interim Calculation Period, for the sole purpose of calculating the distributions to be made from the Trust Property on the immediately succeeding Distribution Date, and such Current Funding Share Percentage will be an amount, expressed as a percentage (calculated to an accuracy of five decimal places (rounded upwards)), equal to:

$$\frac{A+D}{G}\times 100$$

where,

A = the Current Funding Share as calculated on the Distribution Date immediately preceding such Relevant Assignment Date;

D = an amount equal to any Initial Contribution paid by Funding to the Mortgages Trustee on such Relevant Assignment Date in relation to the Funding Share of any New Mortgage Loans assigned to the Mortgages Trustee on such Relevant Assignment Date (which amount the Mortgages Trustee is required pursuant to Clause 4.3 (*Application by Mortgages Trustee*) to pay to the Seller in satisfaction of the Mortgages Trustee's obligation to pay to the Seller the Initial Purchase Price in respect of New Mortgage Loans assigned to the Mortgages Trustee on such Relevant Assignment Date); and

G = the sum of (a) the aggregate Current Balance of all of the Mortgage Loans in the Trust Property as of the last day of the Trust Calculation Period immediately preceding such Relevant Assignment Date, and (b) the aggregate Current Balance of the New Mortgage Loans assigned to the Mortgages Trustee on such Relevant Assignment Date.

8.3 ***Weighted Average Funding Share Percentage:*** On any Distribution Date in respect to which the Seller had assigned New Mortgage Loans to the Mortgages Trustee during the Trust Calculation Period immediately preceding such Distribution Date, the Cash Manager (on behalf of the Beneficiaries) will calculate (for the sole purpose of making the distributions to be made on such Distribution Date) the weighted average of the Current Funding Share Percentages that were calculated previously in respect of each Interim Calculation Period occurring in such immediately preceding Trust Calculation Period based on the amount of

Revenue Receipts and Principal Receipts received, and Losses sustained, during each such Interim Calculation Period. The "**Weighted Average Funding Share Percentage**" for any such Distribution Date will be equal to:

(a) in respect of the distribution of Revenue Receipts to be made on such Distribution Date, the sum, in respect of all Interim Calculation Periods during the Trust Calculation Period immediately preceding such Distribution Date, of (i) for each Interim Calculation Period during such Trust Calculation Period, the product of (1) the related Current Funding Share Percentage for such Interim Calculation Period, and (2) the amount of all Revenue Receipts received by the Mortgages Trustee during such Interim Calculation Period, divided by (ii) the aggregate of all Revenue Receipts received by the Mortgages Trustee during the Trust Calculation Period immediately preceding such Distribution Date;

(b) in respect of the distribution of Principal Receipts to be made on such Distribution Date, the sum, in respect of all Interim Calculation Periods during the Trust Calculation Period immediately preceding such Distribution Date, of (i) for each Interim Calculation Period during such Trust Calculation Period, the product of (1) the related Current Funding Share Percentage for such Interim Calculation Period, and (2) the amount of all Principal Receipts received by the Mortgages Trustee during such Interim Calculation Period, divided by (ii) the aggregate of all Principal Receipts received by the Mortgages Trustee during the Trust Calculation Period immediately preceding such Distribution Date; and

(c) in respect of the allocation of Losses to be made on such Distribution Date, the sum, in respect of all Interim Calculation Periods during the Trust Calculation Period immediately preceding such Distribution Date, of (i) for each Interim Calculation Period during such Trust Calculation Period, the product of (1) the related Current Funding Share Percentage for such Interim Calculation Period, and (2) the amount of all Losses sustained on the Mortgage Loans during such Interim Calculation Period, divided by (ii) the aggregate of all Losses sustained on the Mortgage Loans during the Trust Calculation Period immediately preceding such Distribution Date.

8.4 ***Current Funding Share:***

(a) On each Distribution Date, the "**Current Funding Share**" will be calculated by the Cash Manager in respect of the then-current Trust Calculation Period or the related Interim Calculation Period, as applicable, and will be an amount equal to:

$$A - B - C + D + E + F$$

where "A", "B", "C", "D" "E" and "F" have the meanings specified in Clause 8.2(a) above.

(b) On each Assignment Date, the Current Funding Share will be calculated by the Cash Manager in respect of the related Interim Calculation Period and will be an amount equal to:

$$A + D$$

where "A" and "D" have the meanings specified in Clause 8.2(b) above.

8.5 ***Adjustments to Trust Property:*** If any of the following events has occurred in the Trust Calculation Period immediately preceding the Relevant Distribution Date, then (subject to the Cash Manager receiving notice or otherwise being aware of the occurrence of the event) for the purposes of the calculation in "G" of Clauses 8.2(a) or 8.2(b) above, the aggregate Current Balance of the Mortgage Loans constituting the Trust Property shall be reduced or, as the case may be, deemed to be reduced:

(a) any Borrower exercises a right of set-off in relation to any Mortgage Loan in the Trust Property so that the amount of principal and/or interest owing under such Mortgage Loan is reduced but no corresponding payment is received by the Mortgages Trustee, in which event the aggregate Current Balance of the Mortgage Loans constituting the Trust Property shall be reduced by an amount equal to the amount so set-off by such Borrower; and/or

(b) a Mortgage Loan or (as applicable) its Related Security (i) is in breach of the Loan Warranties in the Mortgage Sale Agreement as at the Initial Closing Date or, as the case may be, the relevant Assignment Date or (ii) is the subject of a Product Switch or a Further Advance in respect of which the Seller has elected to repurchase the relevant Mortgage Loan, and the Seller fails to repurchase the relevant Mortgage Loan or Mortgage Loans under the relevant Mortgage Account and their Related Security as required by the terms of the Mortgage Sale Agreement; in which event the aggregate Current Balance of the Mortgage Loans constituting the Trust Property shall be deemed to be reduced for the purposes of the calculation in "G" above by an amount equal to the Current Balance of the relevant Mortgage Loan or Mortgage Loans under the relevant Mortgage Account (together with Arrears of Interest and Accrued Interest) which the Seller has failed to repurchase; and/or

(c) the Security Trustee is notified that a Flexible Mortgage Loan or part thereof has been determined by a court judgment on the point or as a result of a determination by a relevant regulatory authority (whether or not in relation to an analogous flexible mortgage loan product of another UK mortgage lender):

(i) to be unenforceable; and/or

(ii) not to fall within the first ranking charge by way of legal mortgage over the relevant Mortgaged Property,

and, in either case, such Flexible Mortgage Loan is not otherwise subject to the repurchase obligation under the Mortgage Sale Agreement, in which event, the aggregate Current Balance of the Mortgage Loans constituting the Trust Property shall be deemed to be reduced for the purposes of the calculation in "G" above by an amount equal to that portion of the Current Balance of the Flexible Mortgage Loan which is so determined to be unenforceable or not to fall within the first ranking charge by way of legal mortgage over the relevant Mortgaged Property; and/or

(d) the Seller would be required to repurchase a Mortgage Loan and its Related Security in accordance with the terms of the Mortgage Sale Agreement, but such Mortgage Loan and its Related Security are not capable of being repurchased; in which event the aggregate Current Balance of the Mortgage Loans constituting the Trust Property shall be deemed to be reduced for the purposes of the calculation in "G" above by an amount equal to the Current Balance of the relevant Mortgage Loan (together with Arrears of Interest and Accrued Interest) which is not capable of being repurchased; and/or

(e) the Seller breaches any other material warranty under the Mortgage Sale Agreement and/or (for so long as it is the Administrator) the Administration Agreement, in which event the aggregate Current Balance of Mortgage Loans constituting the Trust Property shall be deemed for the purposes of the calculation in "G" above to be reduced by an amount equivalent to all losses, costs, liabilities, claims, expenses and damages incurred by the Beneficiaries as a result of such breach.

The reductions and deemed reductions set out in paragraphs (a), (b), (c), (d) and (e) of this Clause and any resulting loss shall, subject to Clause 9.1 (*Initial Minimum Seller Share*), be made only to the Seller Share of the Trust Property (or for the purposes of calculating the Seller Share of the Trust Property as the case may be) until the Seller Share is zero. If at, or any time after the Initial Closing Date the Mortgages Trustee holds, or there is held to its order, or it receives, or there is received to its order, any property, interest, right or benefit relating to the whole or that portion of any Mortgage Loan and its Related Security which is or has been subject to any matter described in paragraphs (a) though (d) above and in respect of which the Seller Share of the Trust Property has been reduced or deemed reduced the Mortgages Trustee will remit, assign or transfer the same to the Seller, as the case may require, and until it does so or to the extent that the Mortgage Trustee is unable to effect such remittance, assignment or transfer, the Mortgages Trustee will hold such property, interest, right or benefit and/or the proceeds thereof upon trust absolutely for the Seller (separate from the Mortgages Trust).

8.6 ***Current Seller Share Percentage:***

(a) On each Distribution Date, the "**Current Seller Share Percentage**" will be calculated by the Cash Manager in respect of the then-current Trust Calculation Period or the related Interim Calculation Period, as applicable, and the distributions to be made from the Trust Property on the immediately succeeding Distribution Date, and will be an amount equal to:

$$100\% - \textit{Current Funding Shares Percentage}$$

where the Current Funding Share Percentage is calculated on such Distribution Date in accordance with Clause 8.2(a) above.

(b) On each Assignment Date, the Cash Manager will recalculate the Current Seller Share Percentage in respect of the related Interim Calculation Period and the distributions to be made from the Trust Property on the immediately succeeding Distribution Date and will be an amount equal to:

100% – Current Funding Share Percentage

where the Current Funding Share Percentage is as calculated on such Assignment Date in accordance with Clause 8.2(b) above.

8.7 ***Weighted Average Seller Share Percentage:*** On any Distribution Date in respect of which the Seller had assigned New Mortgage Loans to the Mortgages Trustee during the Trust Calculation Period immediately preceding such Distribution Date, the Cash Manager will calculate (for the sole purpose of making the distributions to be made on such Distribution Date) the weighted average of the Seller Share Percentages that were calculated previously in respect of the Revenue Receipts and Principal Receipts received, and Losses sustained, during each Interim Calculation Period occurring in such immediately preceding Trust Calculation Period and will be an amount equal to:

(a) in respect of the distribution of Revenue Receipts to be made on such Distribution Date:

100% – Weighted Average Funding Share Percentage

where such Weighted Average Funding Share Percentage is as calculated in Clause 8.3(a) above;

(b) in respect of the distribution of Principal Receipts to be made on such Distribution Date:

100% - Weighted Average Funding Share Percentage

where such Weighted Average Funding Share Percentage is as calculated in Clause 8.3(b) above; and

(c) in respect of the allocation of Losses to be made on such Distribution Date:

100% - Weighted Average Funding Share Percentage

where such Weighted Average Funding Share Percentage is as calculated in Clause 8.3(c) above.

8.8 ***Current Seller Share:***

(a) On each Distribution Date, the "**Current Seller Share**" will be calculated by the Cash Manager in respect of the then-current Trust Calculation Period or the related Interim Calculation Period, as applicable, and will be an amount equal to:

$$G - \textit{Current Funding Share}$$

where "G" has the meaning given in Clause 8.2(a) above, and where "Current Funding Share" has the meaning given in Clause 8.4(a) above.

(b) On each Assignment Date, the Current Seller Share will be calculated by the Cash Manager in respect of the related Interim Calculation Period and will be an amount equal to:

$$G - \textit{Current Funding Share}$$

where "G" has the meaning given in Clause 8.2(b) above, and where "Current Funding Share" has the meaning given in Clause 8.4(b) above.

8.9 ***Funding Share/Seller Share:*** Neither the Funding Share nor the Seller Share may be reduced below zero. At all times the Funding Share Percentage and the Seller Share Percentage shall be equal to 100 per cent. of the Trust Property.

8.10 ***Adjustments on Distribution Dates:*** In calculating and making the distributions to be made on each Distribution Date, the Mortgages Trustee will be obliged to and will procure that the Cash Manager will take account of and make adjustments to such calculations and distributions in order that:

(a) any increase in the Funding Share as a result of the payment by Funding to the Mortgages Trustee of any Contribution (excluding any Deferred Contribution) during the Trust Calculation Period immediately preceding such Distribution Date (or during any Interim Calculation Period during such Trust Calculation Period) has taken effect or is deemed to have taken effect as an increase in the Funding Share of the Trust Property from the date on which such Contribution was paid to the Mortgages Trustee in accordance with the terms of this Deed; and

(b) any decrease in the Seller Share as a result of the payment to the Seller by the Mortgages Trustee of any Special Distribution has taken effect or is deemed to have taken effect as a decrease in the Seller Share of the Trust Property from the date on which such Special Distribution was paid to the Seller in accordance with the terms of this Deed.

9. Minimum Seller Share

9.1 ***Initial Minimum Seller Share:*** The Seller Share of the Trust Property includes an amount equal to the Minimum Seller Share. Unless and until the Funding Share of the Trust Property is in an amount equal to zero, the Seller will not be entitled to receive Principal Receipts which would reduce the Seller Share of the Trust Property to an amount less than the

Minimum Seller Share and the Seller consents and directs the Mortgages Trustee accordingly.

9.2 ***Fluctuation of Minimum Seller Share on each Distribution Date:***

(a) At the Initial Closing Date, the Minimum Seller Share will be £50,000,000. The amount of the Minimum Seller Share will be recalculated on each Distribution Date in accordance with the following formula:

$$X + Y + Z$$

where:

X = 2.0% of the aggregate Current Balance of all Mortgage Loans comprised in the Trust Property as at the last day of the immediately preceding Trust Calculation Period;

Y = the product of: (p x q) x r where:

p = 8%;

q = the "Flexible Cash Re-Draw Capacity", being an amount equal to the difference between (i) the maximum amount of Cash Re-draws that Borrowers may draw under Flexible Mortgage Loans included in the Trust Property (whether or not drawn) as at the last day of the immediately preceding Trust Calculation Period and (ii) the aggregate Current Balance of Cash Re-draws which form part of the Trust Property as at the last day of the immediately preceding Trust Calculation Period; and

r = 3; and

Z = the aggregate Current Balance of Re-Draws in the Trust Property as at the last day of the immediately preceding Trust Calculation Period.

9.3 ***Recalculation of Minimum Seller Share following occurrence of exceptional events:*** The calculation of the Minimum Seller Share in accordance with Clause 9.2 (*Fluctuation of Minimum Seller Share on each Distribution Date*) above will be recalculated by the Cash Manager with the agreement of the parties hereto subject to the approval of the Rating Agencies if the Seller merges or otherwise combines its business with another bank or other financial institution so as to increase the risks associated with Borrowers holding deposits in Northern Rock accounts.

10. **Distribution of Revenue Receipts**

10.1 ***Distribution of Third Party Amounts:*** Pursuant to the Cash Management Agreement, the Cash Manager (at the direction of the Mortgages Trustee acting on behalf of the Beneficiaries at their direction and with their consent which is hereby given) will deduct, as and when identified, Third Party Amounts from the Revenue Receipts standing to the credit of the Mortgages Trustee GIC Account or other Mortgages Trustee Bank Account, and pay over the same to the proper recipients thereof. The Mortgages Trustee and the Beneficiaries hereby consent to such deductions.

10.2 ***Distribution of Mortgages Trustee Available Revenue Receipts:*** Subject as provided in Clause 8.8 (*Adjustments on Distribution Dates*), on each Distribution Date the Cash Manager (at the direction of the Mortgages Trustee acting on behalf of the Beneficiaries at their direction and with their consent which is hereby given) will distribute Mortgages Trustee Available Revenue Receipts as follows:

(a) *firstly*, in no order of priority between them but in or towards satisfaction pro rata according to the respective amounts due of:

(i) any fees, costs, charges, liabilities and expenses then due or to become due to the Mortgages Trustee under the provisions of this Deed together with (if applicable) VAT thereon (to the extent not already included) as provided herein; and

(ii) any amounts due and payable by the Mortgages Trustee to third parties in respect of the Mortgages Trust but only if incurred without breach by the Mortgages Trustee of the documents to which it is a party and payment has not been provided for elsewhere;

(b) *secondly*, in no order of priority between them but in or towards satisfaction pro rata according to the respective amounts due of:

(i) any remuneration then due and payable to the Administrator and any costs, charges, liabilities and expenses then due or to become due to the Administrator under the provisions of the Administration Agreement prior to the immediately succeeding Distribution Date, in each case together with (if applicable) VAT thereon (to the extent not already included) as provided therein; and

(ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due to the Cash Manager under the provisions of the Cash Management Agreement prior to the immediately succeeding Distribution Date, in each case together with (if applicable) VAT thereon (to the extent not already included) as provided therein;

(c) *thirdly*, in no order of priority between them but in proportion to the respective amounts due, and subject to the proviso below, to pay Mortgages Trustee Available Revenue Receipts to:

(i) (subject as provided in Clause 8.8 (*Adjustments on Distribution Dates*)) the Seller in an amount determined by multiplying the total amount of the remaining Mortgages Trustee Available Revenue Receipts by the Current Seller Share Percentage of the Trust Property, as determined on the immediately preceding Distribution Date or, in the case of the first Distribution Date, the Initial Seller Share Percentage; and

(ii) (subject as provided in Clause 8.8 (*Adjustments on Distribution Dates*)) Funding in an amount equal to:

(A) the lesser of (x) an amount determined by multiplying the total amount of the remaining Mortgages Trustee Available Revenue Receipts by the Current Funding Share Percentage of the Trust Property, as determined on the immediately preceding Distribution Date or, in the case of the first Distribution Date, the Initial Funding Share Percentage) and (y) the aggregate of Funding's revenue obligations on the immediately succeeding Payment Date under the relevant Funding Pre-Enforcement Revenue Priority of Payments or the Funding Post-Enforcement Priority of Payments (but excluding any principal amount due under any Intercompany Loan and any amount due under Item (P) of the Funding Pre-Enforcement Revenue Priority of Payments and/or Item (F) of the Funding Post-Enforcement Priority of Payments), *less*

(B) (in each case only to the extent that such amounts of interest or other income would not otherwise be payable under any Intercompany Loan made by any Issuer or, as applicable, any Notes issued by any Issuer, on the immediately succeeding Payment Date) the sum of (i) interest or other income credited or to be credited to each Funding Bank Account on the immediately succeeding Payment Date (ii) all other income (not derived from the distribution of Revenue Receipts under this Deed) which will constitute Funding Available Revenue Receipts and/or Issuer Available Revenue Receipts on the immediately succeeding Payment Date; and

(d) *finally*, any excess remaining after items (a) to (c) above, to which Funding is entitled (but which as a result of the set-off pursuant to this Deed is not paid to Funding on such Distribution Date) towards payment of any amounts of Deferred Purchase Price due to the Seller under the terms of the Mortgage Sale Agreement, which payment also satisfies Funding's obligation to pay on such date to the Mortgages Trustee a Deferred Contribution for the Funding Share of the Trust Property;

PROVIDED THAT if an Assignment Date has occurred during the Trust Calculation Period immediately preceding such Distribution Date, then the Cash Manager will use (i) the Weighted Average Seller Share Percentage (instead of the Current Seller Share Percentage) as calculated pursuant to Clause 8.7(a) above in determining the amount of Mortgages Trustee Available Revenue

Receipts to distribute to the Seller pursuant to Clause 10.2(c)(i) above, and (ii) the Weighted Average Funding Share Percentage (instead of the Current Funding Share Percentage) as calculated pursuant to Clause 8.3(a) above in determining the amount of Mortgages Trustee Available Revenue Receipts to distribute to Funding pursuant to Clause 10.2(c)(ii)(A) above.

11. **Distribution of Principal Receipts**

11.1 ***Distribution of Principal Receipts prior to the occurrence of a Trigger Event:*** Subject as provided in Clause 8.8 (*Adjustments on Distribution Dates*), prior to the occurrence of a Trigger Event (and whether or not there has been an enforcement of the Funding Security or any Issuer Security), on each Distribution Date, the Cash Manager (at the direction of the Mortgages Trustee acting on behalf of the Beneficiaries at their direction and with their consent which is hereby given) shall, subject to the provisos below, distribute Principal Receipts as follows:

(a) to the Seller an amount in respect of any Special Distribution (if any) which is then payable to the Seller under Clause 6.3 (*Special Distribution*) above;

(b) to Funding an amount in respect of each Issuer which is equal to the lesser of:

(i) the principal amount due on the Intercompany Loan of such Issuer equal to the Controlled Amortisation Amount due, if any, on the Payment Date immediately succeeding such Distribution Date; and

(ii) an amount equal to:

$$\text{Mortgages Trustee Principal Receipts} \times \text{Current Funding Share Percentage} \times \frac{\text{Outstanding Principal Balance on such Issuer's Intercompany Loan}}{\text{Aggregate Outstanding Principal Balance on all Intercompany Loans}}$$

(c) to Funding an amount in respect of each Issuer towards any principal amount remaining due (following the payment to Funding set forth in (b) above) on the immediately succeeding Payment Date under any Intercompany Loan; and

(d) all remaining Principal Receipts to the Seller (as Beneficiary),

PROVIDED THAT in relation to (a) through (d) above the following rules (the "**Rules for the application of Mortgages Trustee Principal Receipts**") shall apply:

(1) If the Notes of any Issuer have become immediately due and payable as a result of the service of a Note Enforcement Notice or if the Intercompany Loan of any Issuer (and the other Intercompany Loans of any other Issuers) have become immediately due and payable as a result of the service of an Intercompany Loan Enforcement Notice, or otherwise upon the occurrence of any Trigger Event, principal payments in respect of the Intercompany Loan of that Issuer may be made in excess of any Controlled Amortisation Amount and paragraph (b)(i) above shall no longer apply in relation to that Issuer and, except following a Non-Asset Trigger Event, the amount of Principal Receipts to be distributed to Funding in respect of that

Issuer on that Distribution Date may not exceed the amount determined under paragraph (b)(ii) above.

(2) If the Notes of any Issuer have become immediately due and payable as a result of the service of a Note Enforcement Notice or if the Intercompany Loan of any Issuer (and the other Intercompany Loans of any other Issuers) have become immediately due and payable as a result of the service of an Intercompany Loan Enforcement Notice, then for the purpose of calculating the amount in respect of that Issuer under paragraph (b)(ii) above, that amount may be reduced to the extent of any remaining amounts standing to the credit of the Issuer Reserve Ledger and/or the Issuer Liquidity Reserve Ledger (if any) for that Issuer which are to be utilised on the immediately succeeding Payment Date to repay principal on that Issuer's Intercompany Loan, but only to the extent that those amounts would not otherwise be payable on that Intercompany Loan on that Payment Date.

(3) The amount of Principal Receipts payable to Funding in respect of each Issuer on a Distribution Date will be reduced in proportion to the aggregate of the Issuer Available Revenue Receipts of that Issuer which are to be applied on the immediately succeeding Payment Date in reduction of deficiencies recorded on the Issuer Principal Deficiency Ledger of that Issuer, but only to the extent that the Issuer Available Revenue Receipts which are to be so applied on that Payment Date would not otherwise be payable as principal on the relevant Notes on that Payment Date.

(4) For the purpose of determining the Principal Receipts to be distributed to Funding in respect of the amount due on the Intercompany Loan of any Issuer under (b) and (c) above, the Outstanding Principal Balance of that Intercompany Loan shall be deemed to be reduced by the amount of:

(a) any deficiency recorded on the Issuer Principal Deficiency Ledger of that Issuer as at that Distribution Date, but only to the extent that such deficiency has arisen under a result of (i) Losses on the Mortgage Loans allocated by Funding to that Issuer and/or (ii) the application of Funding Available Principal Receipts to fund the Issuer Liquidity Reserve Fund of that Issuer but not as a result of any other principal deficiency of that Issuer; and

(b) the Outstanding Principal Balance as at such Distribution Date of any Special Repayment Notes issued by that Issuer.

(5) Funding will not be entitled to receive and the Cash Manager shall procure that Funding does not receive any amount of Principal Receipts from the Mortgages Trustee on a Distribution Date which is not required by Funding to repay principal falling due on any Intercompany Loan on the immediately succeeding Payment Date in order to fund payments of principal falling due on any Notes issued by any Issuer on that Payment date.

(6) The Mortgages Trustee will not distribute any Overpayment (other than a Capital Overpayment) in respect of any Non-Flexible Mortgage Loan until the first Distribution Date following December 31 of the year in which such Overpayment is received; provided that if a

Borrower has made an Underpayment of principal in respect of such Non-Flexible Mortgage Loan following the Overpayment then the Mortgages Trustee will distribute principal in an amount up to the amount of such Underpayment (but not exceeding the amount of the Overpayment previously made) on the immediately succeeding Distribution Date.

(7) If an Assignment Date has occurred during the Trust Calculation Period immediately preceding a Distribution Date, then the Cash Manager shall use the Weighted Average Funding Share Percentage (instead of the Current Funding Share Percentage) as calculated pursuant to Clause 8.3(b) above in determining the amount of Mortgages Trustee Principal Receipts to be distributed to Funding in respect of each Issuer pursuant to Clause 11.1(b)(ii) above.

11.2 ***Distribution of Principal Receipts following the occurrence of an Asset Trigger Event:*** After the occurrence of an Asset Trigger Event, the Cash Manager (at the direction of the Mortgages Trustee acting on behalf of the Beneficiaries at their direction and with their consent which is hereby given) shall, on each Distribution Date, apply all Principal Receipts between Funding and the Seller, in no order of priority between them and *pro rata* according to the Funding Share Percentage of the Trust Property and the Seller Share Percentage of the Trust Property respectively (and, for the avoidance of doubt, such payments may reduce the Seller Share to an amount less than the Minimum Seller Share), PROVIDED THAT if an Assignment Date has occurred in the Trust Calculation Period immediately preceding any such Distribution Date, the Cash Manager will apply all Principal Receipts between Funding and the Seller *pro rata* according to the Weighted Average Funding Share Percentage (as calculated pursuant to Clause 8.3(b) above) and Weighted Average Seller Share Percentage (as calculated pursuant to Clause 8.7(b) above) for such Distribution Date.

11.3 ***Distribution of Principal Receipts following the occurrence of a Non-Asset Trigger Event:*** After the occurrence of a Non-Asset Trigger Event and until the occurrence of an Asset Trigger Event, the Cash Manager (at the direction of the Mortgages Trustee acting on behalf of the Beneficiaries at their direction and with their consent which is hereby given) shall, on each Distribution Date, apply all Principal Receipts to Funding until the Funding Share of the Trust Property has been reduced to zero and shall thereafter, on each Distribution Date, apply all Principal Receipts to the Seller.

12. Allocation of Losses

Subject as provided otherwise herein (including Clause 8.4 (*Adjustments to Trust Property*) of this Deed), all Losses sustained on the Mortgage Loans during a Trust Calculation Period shall be applied in reducing *pro rata* both the Funding Share and the Seller Share of the Trust Property on the Distribution Date immediately succeeding such Trust Calculation Period by multiplying the Losses sustained in such relevant Trust Calculation Period by the Current Funding Share Percentage (as calculated on the Distribution Date immediately preceding such Trust Calculation Period), PROVIDED THAT, if during the Trust Calculation Period immediately preceding a Distribution Date the Seller had assigned New Mortgage Loans to the Mortgages Trustee, such Losses shall be multiplied by the Weighted Average Funding Share Percentage (as calculated on such Distribution Date pursuant to Clause 8.3(c) above) rather than the Current Funding Share Percentage. The remainder of such Losses shall be allocated to the Seller.

13. **Overpayments**

13.1 ***Non-Flexible Mortgage Loans***: The Mortgages Trustee shall not distribute to the Beneficiaries any Overpayment in respect of any Non-Flexible Mortgage Loan which does not constitute a Capital Payment until the first Distribution Date following 31st December of the year in which such Overpayment is received, save to the extent that any such Overpayment by a Borrower is applied in reduction of an Underpayment by such Borrower in respect of such Mortgage Loan prior to such date. Any such Overpayment shall be retained in the Mortgages Trustee GIC Account and the Cash Manager will maintain a separate ledger to record its receipt and subsequent payment from time to time. Where any such Overpayment has been made in error the Cash Manager and/or the Administrator will be authorised to refund the amount of such Overpayment to the relevant Borrower at any time prior to 31st December of the year in which such Overpayment was made.

13.2 ***Flexible Mortgage Loans***: Overpayments in respect of any Flexible Mortgage Loan will not be retained in the Mortgages Trustee GIC Account but will be distributed to the Beneficiaries on the immediately succeeding Distribution Date as Principal Receipts.

14. **Arrears**

The aggregate Current Balance of the Mortgage Loans in the Mortgages Trust will be increased at any time by the amount in which the Mortgage Loans that have been assigned to the Mortgages Trust are in arrears and those arrears have been capitalised. Such increase shall be allocated to the Beneficiaries at any time in proportion to their respective percentage shares in the Trust Property as determined in respect of the Trust Calculation Period or Interim Calculation Period, as the case may be, in which the arrears occur.

15. **Ledgers**

The Mortgages Trustee shall maintain, or shall procure that the Cash Manager shall maintain, the following Mortgages Trustee Ledgers:

(a) the Principal Ledger, which shall record all receipts of Principal Receipts and distribution of the same to Funding and the Seller;

(b) the Revenue Ledger, which shall record all receipts of Revenue Receipts and distribution of the same in accordance with this Deed;

(c) the Losses Ledger, which shall record Losses in relation to the Mortgage Loans;

(d) the Funding Share/Seller Share Ledger which shall record the Funding Share, the Seller Share of the Trust Property, the Funding Share Percentage and the Seller Share Percentage;

(e) the Overpayments Ledger; which shall be divided into sub ledgers to record (i) Overpayments on Non-Flexible Mortgage Loans received into and paid out of the Mortgages Trustee GIC Account from time to time and (ii) Overpayments on Flexible Mortgage Loans;

(f) the Non-Flexible Underpayments Ledger; which shall record Underpayments on Non-Flexible Mortgage Loans from time to time;

(g) the Re-Draw Ledger, which shall be divided into sub ledgers to record (i) Cash Re-Draws made in respect of Flexible Mortgage Loans and (ii) Non-Cash Re-Draws made in respect of Flexible Mortgage Loans; and

(h) the Contributions Ledger, which will be divided into sub ledgers to record (i) the making by Funding of Contributions to the Mortgages Trust, (ii) the making by the Seller of Contributions to the Mortgages Trust and the application of such Contributions by the Mortgages Trustee in payment to the Seller of (a) amounts of Initial Purchase Price for the sale of any New Mortgage Portfolio which is acquired by the Mortgages Trustee from the Seller under the provisions of the Mortgage Sale Agreement or (b) amounts of Deferred Purchase Price in accordance with the Mortgage Sale Agreement or (c) any Special Distribution in accordance with the Mortgages Trust Deed.

16. **Fees and Expenses of the Mortgages Trustee**

16.1 ***Remuneration:*** The Mortgages Trustee shall be entitled to charge and be remunerated for the work undertaken by it as trustee of the trusts created by this Deed. The remuneration shall be on such terms (if any) as the Mortgages Trustee may from time to time agree with the Beneficiaries in writing.

16.2 ***Expenses and Liabilities:*** Each Beneficiary shall indemnify the Mortgages Trustee from time to time with such regularity as is reasonably agreed between the parties, in respect of the Funding Share and the Seller Share, respectively, of the documentable costs, expenses and/or liabilities directly and properly incurred by the Mortgages Trustee in performing its obligations hereunder or otherwise in acting as trustee in accordance with the terms of this Deed and the other Transaction Documents to which the Mortgages Trustee is a party inclusive (if applicable) of any amounts in respect of Irrecoverable VAT incurred in respect of such costs and expenses.

17. **Directions from Beneficiaries**

17.1 ***Administration Agreement and Cash Management Agreement:*** On the Initial Closing Date the Mortgages Trustee shall enter into the Administration Agreement and the Cash Management Agreement.

17.2 ***Directions from Beneficiaries:*** Subject to Clause 17.3 (No Breach) below, the Mortgages Trustee covenants with the Beneficiaries that the Mortgages Trustee shall take all necessary steps and do everything which both Funding and the Seller (acting together) may reasonably request or direct it to do in order to give effect to the terms of this Deed or the other Transaction Documents to which the Mortgages Trustee is a party; provided that at any time after the Funding Share has been reduced to zero the Mortgages Trustee shall not be required to act at the direction of both Funding and the Seller (acting together) and shall instead act in accordance with any direction given solely by the Seller.

17.3 ***No breach:*** Each of Funding and the Seller covenant with each other and with the Mortgage Trustee that neither shall direct or request the Mortgages Trustee to do any act or thing which breaches the terms of, or is otherwise expressly dealt with (such that the Mortgages Trustee has no discretion) under any of the Transaction Documents.

17.4 ***No requirement to act:*** The Mortgages Trustee will not be bound and shall have no power to take any proceedings, actions or steps under or in connection with any of this Deed or the other Transaction Documents to which it is a party unless:

(a) it shall have been directed to do so by the Beneficiaries or it is required to do so under any express provision of this Deed or the other Transaction Documents (but subject to Clause 17.2 (*Directions from Beneficiaries*) in respect of conflict of directions); and

(b) it shall have been indemnified to its satisfaction against all liabilities, proceedings, claims and demands to which it may be or become liable and all costs, charges and expenses which may be incurred by it in connection therewith and the terms of such indemnity may include the provision of a fighting fund, non-recourse loan or other similar arrangement.

17.5 ***Covenant of the Mortgages Trustee:*** Subject to Clause 17.2 (Directions from Beneficiaries) the Mortgages Trustee covenants with each of the Seller and Funding to exercise all of its rights arising under or in respect of the Trust Property (including without limitation any rights of enforcement) for the benefit of and on behalf of the Beneficiaries.

18. Early Termination of the Mortgages Trust

Prior to its termination in accordance with Clause 26 (*Termination*), the Mortgages Trust constituted by this Deed may be terminated at the option of the Seller, following a request in writing by the Seller to the Mortgages Trustee (which shall be copied to Funding and the Cash Manager) at any time on or after the date on which all of the Intercompany Loans have been repaid in full or there is no further claim under any Intercompany Loan and/or the Funding Share of the Trust Property is reduced to zero or such other date as may be agreed in writing between the Mortgages Trustee, Funding and the Seller.

19. Audit of Mortgage Loans constituting the Trust Property

If the long term, unsecured, unguaranteed and unsubordinated debt obligations of the Seller fall below A3 by Moody's then, if required by Moody's, the Beneficiaries shall appoint a firm of independent auditors (approved by the Rating Agencies) to determine whether the Mortgage Loans and their Related Security (or any part of them) constituting the Trust Property complied with the representations and warranties set out in Schedule 1

(*Representations and Warranties*) of the Mortgage Sale Agreement as at the date such Mortgage Loans were assigned to the Mortgages Trustee. The costs of such independent auditors shall be borne by the Beneficiaries *pro rata* according to their respective current percentage shares in the Trust Property.

20. **Transfers**

20.1 ***Funding shall not assign:*** Subject to the right of Funding to assign by way of security its right, title, benefit and interest in the Trust Property and/or under this Deed to the Security Trustee under the Funding Deed of Charge and subject to the right of the Security Trustee or a Receiver to sell the Funding Share of the Trust Property and/or such right and interest under this Deed following the service of an Intercompany Loan Enforcement Notice (which right is hereby conferred), Funding covenants with the Seller that it shall not, and shall not purport to, sell, assign, transfer, convey, charge, declare a trust over, create any beneficial interest in, or otherwise dispose of the Funding Share in the Trust Property, or any of Funding's rights, title, interest or benefit in any of the Mortgage Portfolio or the Trust Property.

20.2 ***Seller shall not assign:*** The Seller covenants with Funding that it shall not, and shall not purport to, sell, assign, transfer, convey, charge, declare a trust over, create any beneficial interest in, or otherwise dispose of the Seller Share in the Trust Property or any of the Seller's rights, title, interest or benefit in the Trust Property, other than pursuant to the Transaction Documents.

21. **Representations and Covenants**

21.1 ***Representations:*** On the date hereof, each of the parties to this Deed makes the representations and warranties set out in Schedule 1 to this Deed to each of the other parties hereto.

21.2 ***Covenants of the Mortgages Trustee:*** Save with the prior written consent of or at the direction of the Beneficiaries or as provided in or envisaged by this Deed and/or the other Transaction Documents, the Mortgages Trustee shall not, so long as it is acting as Mortgages Trustee hereunder:

(a) *Negative Pledge:* create or permit to subsist any mortgage, pledge, lien, charge or other security interest whatsoever (unless arising by operation of law), upon the whole or any part of its assets (including any uncalled capital) or its undertakings (present or future) or (to the extent that it is within the control of the Mortgages Trustee) upon the whole or any part of the Trust Property;

(b) *Disposal:* transfer, sell, lend, part with or otherwise dispose of, or deal with, or grant any option or present or future right to acquire any of its assets or undertakings or (to the extent that it is within the control of the Mortgages Trustee) the Trust Property or any interest, estate, right, title or benefit therein or thereto or agree or attempt or purport to do so;

(c) *Equitable Interest:* knowingly permit any person other than the Beneficiaries to have any equitable interest in any of its assets or undertakings or (to the extent that it is within the control of the Mortgages Trustee) the Trust Property or any interest, estate, right, title or benefit therein;

(d) *Bank Accounts:* have an interest in any bank account, other than as set out in the Transaction Documents.

(e) *Restrictions on Activities:* carry on any business other than as described in this Deed and the Transaction Documents;

(f) *Borrowings:* incur any indebtedness in respect of borrowed money whatsoever or give any guarantee or indemnity in respect of any such indebtedness;

(g) *Merger:* consolidate or merge with any other person or convey or transfer its properties or assets substantially or as an entirety to any other person;

(h) *Premises or Employees:* have any premises or employees or subsidiaries; or

(i) *Further shares:* issue any further shares;

(j) *United States activities:* engage in any activities in the United States (directly or through agents) or derive any income from United States sources as determined under United States income tax principles or hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under United States tax principles.

22. **Power to Delegate**

22.1 ***Power to delegate:*** Subject to Clause 22.2 (No further appointments), the Mortgages Trustee may (notwithstanding any rule of law or equity to the contrary) delegate (revocably or irrevocably and for a limited or unlimited period of time) the performance of all or any of its obligations and the exercise of all or any of its powers under this Deed or imposed or conferred on it by law or otherwise to any person or body of persons fluctuating in number selected by it and any such delegation may be by power of attorney or in such other manner as the Mortgages Trustee may think fit and may be made upon such terms and conditions (including the power to sub-delegate) as the Mortgages Trustee may think fit.

22.2 ***No further appointments:*** Notwithstanding the provisions of Clause 22.1 (Power to delegate), the Mortgages Trustee shall not appoint any agent, attorney or other delegate having power to act in respect of the Trust Property unless it is directed in writing to do so by the Beneficiaries. The appointment of any agent, attorney or other delegate hereunder above shall terminate immediately upon the occurrence of a Trigger Event.

23. **Powers of Investment**

The Mortgages Trustee may invest, and may appoint the Cash Manager to invest on its behalf, any amounts standing to the credit of the Mortgages Trustee Transaction Account in Authorised Investments. Save as expressly provided in this Deed, the Mortgages Trustee Guaranteed Investment Contract and the Bank Account Agreement, the Mortgages Trustee shall have no further or other powers of investment with respect to the Trust Property and (to the extent permitted by applicable law) the Trustee Act 2000 shall not nor shall any other provision relating to trustee powers of investment implied by statute or general law shall apply to the Mortgages Trust.

24. **Other Provisions regarding the Mortgages Trustee**

24.1 ***No action to impair Trust Property:*** Except for actions expressly authorised by this Deed, the Mortgages Trustee shall take no action reasonably likely to impair the interests of the Beneficiaries in any Trust Property now existing or hereafter created or to impair the value of any Mortgage Loan or its Related Security subject to the Mortgages Trust.

24.2 ***Litigation:*** The Mortgages Trustee must not prosecute or defend any legal or other proceedings anywhere in the world (at the cost of the Trust Property) unless it obtains legal or other advice that it is in the interests of the Beneficiaries to do so.

24.3 ***No Implied Duties:*** The duties and obligations of the Mortgages Trustee under the Mortgages Trust shall be determined solely by the express provisions of this Deed (but without prejudice to the duties and obligations of the Mortgages Trustee under any of the other Transaction Documents). The Mortgages Trustee shall not be liable under this Deed except for the performance of such duties and obligations as shall be specifically set forth in this Deed. No implied covenants or obligations shall be read into this Deed against the Mortgages Trustee, and the permissible right of the Mortgages Trustee to do things set out in this Deed shall not be construed as a duty.

24.4 ***No Liability:*** Neither the Mortgages Trustee, Funding (in its capacity as a Beneficiary hereunder) nor the Seller (in its capacity as a Beneficiary hereunder) shall be liable to each other, in the absence of wilful default, gross negligence or breach of the terms of this Deed, in respect of any loss or damage which arises out of the exercise or attempted or purported exercise or failure to exercise any of their respective powers.

24.5 ***Reliance on Certificates:*** The Mortgages Trustee may rely on and shall be protected in acting on, or in refraining from acting in accordance with, any resolution, officer's certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document believed by it to be genuine and to have been signed or presented to it pursuant to the Transaction Documents by the proper party or parties.

24.6 ***Reliance on Third Parties:*** The Mortgages Trustee may, in relation to these presents, act on the opinion or advice of or a certificate or any information obtained from any lawyer, banker, valuer, broker, accountant, financial adviser, securities dealer, merchant bank, computer consultant or other expert in the United Kingdom or elsewhere and shall not, provided that it shall not have acted fraudulently or in breach of any of the provisions of the Transaction Documents, be responsible for any loss occasioned by so acting. Any such opinion, advice, certificate or information may be sent or obtained by letter, telemessage, telex, cable or facsimile device and the Mortgages Trustee shall not be liable for acting on any opinion, advice, certificate or information purporting to be so conveyed although the same shall contain some error or shall not be authentic, provided that such error or lack of authenticity shall not be manifest.

25. **No retirement of Mortgages Trustee**

25.1 ***No Retirement:*** The Mortgages Trustee shall not, and shall not purport to, retire as the trustee of the Mortgages Trust or appoint any additional trustee of the Mortgages Trust and shall have no power to retire or appoint any additional trustee under the Trustee Act 1925 or otherwise.

25.2 ***No Replacement:*** Neither the Seller nor Funding shall at any time remove or purport to remove and/or replace the Mortgages Trustee as the trustee of the Mortgages Trust.

25.3 ***No Termination:*** Prior to the payment by Funding of all amounts owing under the Intercompany Loan Agreements and under the Transaction Documents, neither the Seller nor Funding shall at any time, except in accordance with the provisions of Clause 18 (*Early Termination of the Mortgages Trust*) and Clause 26 (*Termination*), terminate or purport to terminate the Mortgages Trust and, in particular, but without prejudice to the generality of the foregoing, the Seller and Funding shall not in reliance on their absolute beneficial interests in the Trust Property call for the transfer to them or vesting in them of the legal estate in all or any part of the Trust Property.

26. **Termination**

Subject to Clause 18 (*Early Termination of the Mortgages Trust*), the Mortgages Trust hereby constituted shall terminate upon the date upon which the Trust Property is zero.

27. **Further Assurances**

The parties agree that they will co-operate fully to do all such further acts and things and execute any further documents as may be necessary or desirable to give full effect to the arrangements contemplated by this Deed.

28. **No Partnership or Agency**

Nothing in this Deed shall be taken to constitute or create a partnership between any of the parties to this Deed or to make or appoint the Seller the agent of Funding (or vice versa).

29. **Calculations**

In the absence of manifest error, any determination or calculation by or on behalf of the Mortgages Trustee in connection with the provisions of this Deed shall be deemed to be conclusive.

30. **Confidentiality**

30.1 ***General Obligation of Confidentiality:*** Unless otherwise required by applicable law, and subject to Clause 30.2 (*Exceptions*) below, each of the parties agrees to maintain the confidentiality of this Deed in its communications with third parties and otherwise. None of the parties shall disclose to any person any information relating to the business, finances or other matters of a confidential nature of or relating to any other party to this Deed or any of the Transaction Documents which it may have obtained as a result of having entered into this Deed or otherwise.

30.2 ***Exceptions:*** The provisions of Clause 30.1 (General Obligation of Confidentiality) above shall not apply:

(a) to the disclosure of any information to any person who is a party to any of the Transaction Documents as expressly permitted by the Transaction Documents;

(b) to the disclosure of any information which is or becomes public knowledge otherwise than as a result of the wrongful conduct of the recipient;

(c) to the extent that the recipient is required to disclose the same pursuant to any law or order of any court or pursuant to any direction or requirement (whether or not having the force of law) of any central bank or any governmental or other regulatory or Taxation authority;

(d) to the disclosure of any information to professional advisers who receive the same under a duty of confidentiality;

(e) to the disclosure of any information with the consent of the parties hereto;

(f) to the disclosure to the Rating Agencies or any of them of such information as may be requested by any of them for the purposes of setting or reviewing the rating assigned to the Notes (or any of them), provided that no information which would disclose the identity of a Borrower shall be disclosed to the Rating Agencies or any of them;

(g) to the disclosure of any information disclosed to a prospective assignee of Funding (provided that it is disclosed on the basis that the recipient will hold it confidential); or

(h) to any disclosure for the purposes of collecting in or enforcing the Trust Property or any of it.

31. **Perpetuity Period**

The perpetuity period for the purposes of this Mortgages Trust Deed shall be the period of 80 years commencing on the date hereof.

32. **Non Petition Covenant; Limited Recourse**

32.1 ***Non Petition Covenant:*** Each of the parties hereto hereby agrees that it shall not institute against either Funding or the Mortgages Trustee any winding-up, administration, insolvency or similar proceedings so long as any sum is outstanding under any Intercompany Loan Agreement of any Issuer or for two years plus one day since the last day on which any such sum was outstanding.

32.2 ***Limited Recourse:*** Each of the parties hereto agrees that:

(a) in relation to the Mortgages Trustee, any amount payable by the Mortgages Trustee to any other party to this Deed under this Deed not being an amount payable out of the Trust Property in accordance with the terms of this Deed shall only be payable to the extent that on that date the Mortgages Trustee has sufficient funds to pay such amount out of fees paid to it under this Deed; and

(b) in relation to Funding:

(i) only the Security Trustee may enforce the security created in favour of the Security Trustee under the Funding Deed of Charge in accordance with the provisions thereof;

(ii) notwithstanding any other provision of this Deed or any other Transaction Document, no sum due or owing to any party to this Deed from or by Funding under this Deed shall be payable by Funding except to the extent that Funding has sufficient funds available or (following enforcement of the Funding Security) the Security Trustee has realised sufficient funds from the Funding Security to pay such sum subject to and in accordance with the relevant Funding Priority of Payments and provided that all liabilities of Funding required to be paid in priority thereto or *pari passu* therewith pursuant to such Funding Priority of Payments have been paid, discharged and/or otherwise provided for in full; and

(iii) it shall not take any steps for the purpose of recovering any amount payable by Funding or enforcing any rights arising out of this Deed against Funding otherwise than in accordance with the Funding Deed of Charge.

32.3 ***Corporate Obligations:*** To the extent permitted by law, no recourse under any obligation, covenant, or agreement of any person contained in this Deed shall be had against any shareholder, officer or director of such person as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Deed is a corporate obligation of each person expressed to be a party hereto and no personal liability shall attach to or be incurred by the shareholders, officers, agents or directors of such person as such, or any of them, under or by reason of any of the obligations, covenants or agreements of such person contained in this Deed, or implied therefrom, and that any and all personal liability for breaches by such person of any of such obligations, covenants or agreements, either under any applicable law or by statute or constitution, of every such shareholder, officer, agent or director is hereby expressly waived by each person expressed to be a party hereto as a condition of and consideration for the execution of this Deed.

33. Amendments and Waiver

33.1 ***Entire Agreement***: This Deed sets out the entire agreement and understanding between the parties with respect to the subject matter of this Deed superseding all prior oral or written understandings other than the other Transaction Documents.

33.2 ***Amendments and Waiver:*** No amendment or waiver of any provision of this Deed nor consent to any departure by any of the parties therefrom shall in any event be effective unless the same shall be in writing and signed by each of the parties hereto. In the case of a waiver or consent, such waiver or consent shall be effective only in the specific instance and as against the party or parties giving it for the specific purpose for which it is given.

33.3 ***Rights cumulative:*** The respective rights of each of the parties to this Deed are cumulative and may be exercised as often as they consider appropriate. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies in this Deed are cumulative and not exclusive of any remedies provided by law.

34. Notices

Any notices or other communication or document to be given or delivered pursuant to this Deed to any of the parties hereto shall be sufficiently served if sent by prepaid first class post, by hand or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17.00 hours on a London Business Day or on the next London Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

(a) in the case of the Seller, to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

(b) in the case of the Mortgages Trustee, to Granite Finance Trustees Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (facsimile number 01534-609333) for the attention of the Company Secretary (with a copy to the Seller in accordance with (a) above);

(c) in the case of Funding, to Granite Finance Funding Limited, 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW (facsimile number 020 7332 6199) for the attention of the Company Secretary (with a copy to the Seller in accordance with (a) above);

(d) in the case of the Security Trustee, to The Bank of New York, 48th Floor, One Canada Square, London E14 5AL (facsimile number 020 7964 6399) for the attention of the Global Structured Finance (Corporate Trust);

(e) in the case of the Fitch Ratings Ltd, to Fitch Ratings Ltd, Eldon House, 2 Eldon Street, London EC2M 7UA (facsimile number 020 7417 6262) for the attention of European Structured Finance Surveillance;

(f) in the case of Moody's, to Moody's, 1st Floor, 2 Minster Court, Mincing Lane, London EC3R 7XB (facsimile number 020 7772 5400) for the attention of David Harrison (with a copy to the Seller in accordance with (a) above);

(g) in the case of Standard & Poor's, to Standard & Poor's, Garden House, 18 Finsbury Circus, London EC2M 7NJ (facsimile number 020 7826 3598) for the attention of Heather Dyke (with a copy to the Seller in accordance with (a) above),

or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by fifteen days prior written notice in accordance with the provisions of this Clause 34.

35. Third Party Rights

A person who is not a party to this Deed may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

36. Execution in Counterparts; Severability

36.1 ***Counterparts:*** This Deed may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

36.2 ***Severability:*** Where any provision in or obligation under this Deed shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under this Deed, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

37. Governing Law and Submission to Jurisdiction

37.1 ***Governing Law:*** This Deed is governed by, and shall be construed in accordance with, English law.

37.2 ***Submission to Jurisdiction:*** Each of the parties hereto irrevocably agrees that the courts of

England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed and, for such purposes, irrevocably submits to the jurisdiction of such courts.

37.3 ***Process Agent:*** The Mortgages Trustee irrevocably and unconditionally appoints Mourant & Co. Capital (SPV) Limited at Fourth Floor, New Bridge Street, Blackfriars, London EC4V 6BW or otherwise at its registered office for the time being as its agent for service of process in England in respect of any proceedings in respect of this Agreement and undertakes that in the event of Mourant & Co. Capital (SPV) Limited ceasing so to act it will appoint another person with a registered office in London as its agent for service of process.

37.4 ***Forum:*** Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

SCHEDULE 1
REPRESENTATIONS AND WARRANTIES

1. **Status:** It is duly incorporated and registered under the laws of the jurisdiction in which it is incorporated, capable of being sued in its own right and not subject to any immunity from any proceedings, and it has the power to own its property and assets and to carry on its business as it is being conducted.

2. **Powers and authority:** It has the power to enter into, perform and deliver, and has taken all necessary corporate and other action to authorise the execution, delivery and performance by it of each of the Transaction Documents to which it is or will be a party, and each such Transaction Document has been duly executed and delivered by it.

3. **Legal validity:** Each Transaction Document to which it is or will be a party constitutes or when executed in accordance with its terms will constitute its legal, valid and binding obligation.

4. **Non-conflict:** The execution by it of each of the Transaction Documents to which it is a party and the exercise by it of its rights and the performance of its obligations under such Transaction Documents will not:

    (a) conflict with any document which is binding upon it or any of its assets;

    (b) conflict with its constitutional documents; or

    (c) conflict with any law, regulation or official or judicial order of any government, governmental body or court, domestic or foreign, having jurisdiction over it.

5. **No litigation:** It is not a party to any material litigation, arbitration or administrative proceedings and, to its knowledge, no material litigation, arbitration or administrative proceedings are pending or threatened against it.

6. **Consents and Licences:** All governmental consents, licences and other approvals and authorisations required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect.

EXECUTION PAGE

as Seller)
EXECUTED AS A DEED)
under THE COMMON SEAL of)
NORTHERN ROCK PLC)
affixed by order of the Board of Directors)
in the presence of:)

____

Authorised Signatory

Name:

Title:

____

Authorised Signatory

Name:

Title:

as Cash Manager)
EXECUTED AS A DEED)
under THE COMMON SEAL of)
NORTHERN ROCK PLC)
affixed by order of the Board of Directors)
in the presence of:)

____

Authorised Signatory

Name:

Title:

as Beneficiary)
EXECUTED AS A DEED)
under THE COMMON SEAL of)
NORTHERN ROCK PLC)
affixed by order of the Board of Directors)
in the presence of:)

____

Authorised Signatory

Name:

Title:

EXECUTED AS A DEED by)
GRANITE FINANCE TRUSTEES LIMITED)
acting by:)

____

Director

Name:

Title:

____

Director/Secretary

Name:

Title:

EXECUTED AS A DEED by)
GRANITE FINANCE FUNDING LIMITED)
acting by:)

____

Director

Name:

Title:

____

Director/Secretary

Name:

Title:

EXECUTED AS A DEED by)
GRANITE FINANCE FUNDING LIMITED)
acting by:)

____

Director

Name:

Title:

____

Director/Secretary

Name:

Title:

EXHIBIT 4.3

Amended and Restated Mortgage Sale Agreement

Execution Copy

Dated 20 March 2002

NORTHERN ROCK PLC

as Seller

- and –

GRANITE FINANCE TRUSTEES LIMITED

as Mortgages Trustee

- and –

GRANITE FINANCE FUNDING LIMITED

- and –

THE BANK OF NEW YORK

as Security Trustee

THIRD AMENDED MORTGAGE SALE AGREEMENT

SIDLEY AUSTIN BROWN & WOOD

1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937

REF:528003V5

CONTENTS

THIS THIRD AMENDED MORTGAGE SALE AGREEMENT DATED 20 MARCH 2002 FURTHER AMENDS AND RESTATES THE MORTGAGE SALE AGREEMENT DATED 26 MARCH 2001 BETWEEN:

(1) **NORTHERN ROCK PLC** (registered number 3273685), a public limited company incorporated under the laws of England and Wales, whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL ("**Northern Rock**" or the "**Seller**");

(2) **GRANITE FINANCE TRUSTEES LIMITED** (registered number 79309), a private limited company incorporated under the laws of Jersey, whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (the "**Mortgages Trustee**");

(3) **GRANITE FINANCE FUNDING LIMITED** (registered number 79308), a private limited company incorporated under the laws of Jersey, but acting out of its branch office established in England (registered overseas company number FC022999 and branch number BR005916) at 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW ("**Funding**", and together with the Seller, the "**Beneficiaries**"); and

(4) **THE BANK OF NEW YORK** (the "**Security Trustee**", which expression where the context permits shall include such company or person and all other companies or persons for the time being acting as the trustee or trustees under the Mortgages Trust Deed) whose principal office is at One Canada Square, 48th Floor, London E14 5AL.

WHEREAS:

(A) The Seller carries on the business (*inter alia*) of originating mortgage loans secured on residential properties in England and Wales.

(B) The Seller has agreed to assign to the Mortgages Trustee certain mortgage loans, together with the benefit of the related security for the same, on the terms and subject to, the conditions set out in this Mortgage Sale Agreement (the "**Agreement**").

(C) The Mortgages Trustee has agreed to hold certain of the above mentioned mortgage loans as bare trustee for the Beneficiaries upon, with and subject to the trusts, powers and provisions of the Mortgages Trust Deed.

IT IS HEREBY AGREED AS FOLLOWS:

1. **Definitions and Construction**

1.1. The provisions of the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the Seller, Funding and the Mortgages Trustee (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement.

2. **Sale and Purchase of Initial Mortgage Portfolio**

2.1 ***Agreement to Assign***: Subject to Clause 2.2 (Conditions), in consideration of the Purchase Price for the Initial Mortgage Portfolio (which shall be paid in accordance with Clause 3.3 (*Effect of Payment of Initial Purchase Price*)) and the covenant of the Mortgages Trustee to hold the Trust Property upon trust for the Seller and Funding as beneficiaries of the Mortgages Trust upon, with and subject to all the trusts, powers and provisions of the Mortgages Trust Deed and the Mortgages Trustee's agreement in Clause 3.5 (*Early Repayment Charges*) to re-assign the benefit of such Early Repayment Charges, the Seller hereby agrees to assign the Initial Mortgage Portfolio to the Mortgages Trustee on the Initial Closing Date with full title guarantee.

2.2 ***Conditions***: The obligation of the Seller under Clause 2.1 (Agreement to Assign) shall be subject to and conditional upon:

(a) the issue by the First Issuer of the Notes on the Initial Closing Date and the borrowing by Funding of the amount provided for under the First Issuer Intercompany Loan Agreement;

(b) the constitution of the Mortgages Trust on or prior to the Initial Closing Date;

(c) the Transaction Documents having been executed and delivered by the parties thereto on or before the Initial Closing Date or, in the case of any Transaction Documents which are to be executed immediately after the Initial Closing Date, the same having been executed and being available for delivery and none of the parties knowing of any reason why the same should not be delivered immediately thereafter;

(d) the payment of the Initial Contribution by Funding to the Mortgages Trustee in accordance with the terms of the Mortgages Trust Deed; and

2.3 the payment of the Initial Purchase Price by the Mortgages Trustee to the Seller in accordance with paragraph (a) of Clause 3.2 (*Purchase Price*).

3. **Initial Closing Date**

3.1 ***Initial Closing and Conditions Precedent***: A meeting shall take place on the Initial Closing Date at the offices of Brown & Wood, 7 Princes Street, Princes Court, London EC2R 8AQ, or such offices as the parties may agree, at which the Seller shall deliver to the Security Trustee (upon request), Funding and the Mortgages Trustee or the representative of such party (or procure such delivery to such party of) the following documents:

(a) an original power of attorney in the form set out in Schedule 10 (*Power of Attorney in favour of the Mortgages Trustee, Funding and the Security Trustee*) duly executed by the Seller;

(b) a certificate of solvency in relation to the Seller dated as at the Initial Closing Date (in the form of the agreed draft) duly executed by the Seller;

(c) a list of the Mortgage Loans in the Initial Mortgage Portfolio;

(d) an assignment of the Insurance Contracts to the extent that such Insurance Contracts relate to the Initial Mortgage Portfolio in the form set out in Schedule 3 (*Assignment of Insurance Contracts*) duly executed by the Seller; and

(e) a certified copy of the board minutes of the securitisation sub-committee of the Seller authorising its duly appointed representatives to agree the sale and assignment of the Initial Mortgage Portfolio and authorising the execution and performance of this Agreement, the Mortgages Trust Deed, the Administration Agreement, the other Transaction Documents and all of the documentation to be entered into pursuant to the Transaction Documents.

3.2 ***Purchase Price***: Subject to fulfilment of the conditions referred to in paragraphs (a) to (and including) (d) of Clause 2.2 (*Conditions*) and Clause 3.1 (*Initial Closing and Conditions Precedent*), the Mortgages Trustee shall pay the Purchase Price for the Initial Mortgage Portfolio to the Seller, in the manner that the Seller directs, for value, as follows:

(a) the Initial Purchase Price for the Initial Mortgage Portfolio shall be paid by the Mortgages Trustee to the Seller on the Initial Closing Date (which Initial Purchase Price shall be paid by the Mortgages Trustee from funds received by the Mortgages Trustee from Funding on such date in respect of Funding's Initial Contribution for the Funding Share of the Closing Trust Property pursuant to the Mortgages Trust Deed);

(b) subject to and in accordance with the Mortgages Trustee Revenue Priority of Payments, an amount of Deferred Purchase Price in respect of the Mortgage Portfolio shall be paid by the Mortgages Trustee to the Seller on each Distribution Date but only from and to the extent (if any) of any Relevant Distribution (as defined under paragraph (b) of Clause 4.2 (*Consideration provided by Funding*) of the Mortgages Trust Deed) available for payment on such date and in an amount equal to the Deferred Contribution for the Funding Share of the Trust Property paid by Funding to the Mortgages Trustee on such date or in respect of which the payment of such Deferred Contribution is otherwise satisfied on such date in accordance with the Mortgages Trust Deed; and

(c) a final amount of Deferred Purchase Price in respect of the Mortgage Portfolio shall be paid by the Mortgages Trustee to the Seller following the receipt by the Mortgages Trustee from Funding of any Final Deferred Contribution, which payment shall be in an amount equal to such Final Deferred Contribution for the Funding Share of the Trust Property paid by Funding to the Mortgages Trustee or in respect of which the payment of such Final Deferred Contribution is otherwise satisfied in accordance with the Mortgages Trust Deed.

3.3 ***Effect of Payment of Initial Purchase Price:*** The parties hereto acknowledge that the effect of the payment to the Seller by the Mortgages Trustee of the Initial Purchase Price on the Initial Closing Date will be the assignment to the Mortgages Trustee of the beneficial ownership of, and all of the Seller's beneficial right, title, interest and benefit in and to, the Initial Mortgage Portfolio subject to the terms and provisions of the Mortgages Trust Deed, which assignment will be perfected upon the occurrence of any of the events set forth in Clause 6 (*Perfection of the Assignment*) and the transfer to the Mortgages Trustee of legal title to the Initial Mortgage Portfolio in accordance with Clause 6 (*Perfection of the Assignment*).

3.4 ***Documents***: The Seller undertakes that from the Initial Closing Date until the perfection of the assignment in accordance with Clause 6.1 (*Perfection Events*) and delivery of the Title Deeds in accordance with Clause 6.2 (*Perfection*), the Seller shall hold the deeds and documents constituting the Title Deeds and Mortgage Loan Files and all other certificates, notices, policies, endorsements and other matters necessary to establish title thereto relating to the Mortgage Portfolio that are in its possession or under its control or held to its order to the order of the Mortgages Trustee or the Security Trustee or as the Mortgages Trustee or the Security Trustee shall direct.

3.5 ***Early Repayment Charges***: The Mortgages Trustee hereby agrees to re-assign to the Seller upon the Initial Closing Date the benefit of any and all Early Repayment Charges payable from time to time on the Mortgage Loans included in the Initial Mortgage Portfolio PROVIDED THAT, if any Mortgage Loans in respect of which Early Repayment Charges are payable are the subject of a trust pursuant to Clause 5.1 (*Trust in favour of Mortgages Trustee),* the Seller, the Mortgages Trustee, Funding and the Security Trustee agree that the benefit of any Early Repayment Charges payable under such Mortgage Loan shall, on the Initial Closing Date, be released from such trust.

3.6 ***Insurance***: The Seller shall as soon as reasonably practical after the sale and assignment of the Initial Mortgage Portfolio on the Initial Closing Date procure that the respective interests of the Mortgages Trustee, Funding and the Security Trustee are noted by the relevant insurers in relation to each Insurance Contract.

4. **Sale and Purchase of New Mortgage Portfolios**

4.1 ***Agreement to Assign***: Subject to fulfilment of the conditions set out in Clauses 2.2 (Conditions), 3.1 (Initial Closing and Conditions Precedent), 4.2 (Conditions to Effecting an Assignment of New Mortgage Loans) and 4.3 (No Further Assignment), in consideration of either:

(a) the Purchase Price, if any is payable (which if it is payable shall be paid in accordance with Clause 4.5 (*Purchase Price*)), for the New Mortgage Portfolio and the covenant by the Mortgages Trustee to hold the Trust Property upon trust for the Seller and Funding as beneficiaries of the Mortgages Trust, upon, and with and subject to the trusts, powers and provisions of the Mortgages Trust Deed; or

(b) the covenant by the Mortgages Trustee to hold the Trust Property upon trust for the Seller and Funding as beneficiaries of the Mortgages Trust upon, and with and subject to the trusts, powers and provisions of the Mortgages Trust Deed, and (in either case) the Mortgages Trustee's agreement in Clause 4.8 (*Early Repayment Charges*) to re-assign the benefit of any and all Early Repayment Charges, if the Seller shall at any time and from time to time serve a properly completed New Mortgage Portfolio Notice as set out in Schedule 6 (*New Mortgage Portfolio Notice*) on the Mortgages Trustee and Funding with a copy (upon request) to the Security Trustee (such service to be in the Seller's sole discretion), then on the Assignment Date specified in the New Mortgage Portfolio Notice the Seller agrees that it shall assign to the Mortgages Trustee the relevant New Mortgage Portfolio with full title guarantee, PROVIDED THAT (a) the Seller hereby covenants that it will not assign New Mortgage Loans to the Mortgages Trustee during any Trust Calculation Period prior to the Distribution Date in such Trust Calculation Period, and (b) the Seller hereby agrees that it is only permitted to make one assignment of New Mortgage Loans to the Mortgages Trustee during any Trust Calculation Period.

4.2 ***Conditions to Effecting an Assignment of New Mortgage Loans***: The conditions to be met as at each Assignment Date in order to effect an assignment of New Mortgage Loans are:

(a) the aggregate Arrears of Interest in respect of all of the Mortgage Loans in the Mortgages Trust, as a percentage of the aggregate gross interest due during the previous 12 months on all Mortgage Loans outstanding during all or part of such period, does not exceed 2 per cent., or such other percentage as agreed to by the Rating Agencies on such Assignment Date. "**Arrears of Interest**" for this purpose in respect of a Mortgage Loan on any date means the aggregate amount overdue on the Mortgage Loan on that date, but only where such aggregate amount overdue equals or exceeds an amount equal to the Monthly Payment then due on the Mortgage Loan and such amount has been overdue for an entire calendar month;

(b) the long term, unsecured, unguaranteed and unsubordinated debt obligations of the Seller are rated no lower than A3 by Moody's and A– by Fitch at the time of, and immediately following, the assignment of the New Mortgage Loans to the Mortgages Trustee;

(c) on the relevant Assignment Date, the aggregate Current Balance of the Mortgage Loans in the Mortgages Trust, in respect of which the aggregate amount is then in arrears for at least 3 months, is less than 4 per cent. of the aggregate Current Balance of all Mortgage Loans in the Mortgages Trust on such Assignment Date, unless the Rating Agencies have confirmed that the then current ratings of the Notes will not be adversely affected;

(d) the Lending Criteria applicable at the time of origination of each relevant New Mortgage Loan have been applied to the New Mortgage Loan and to the circumstances of the Borrower at the time the New Mortgage Loan was made, provided that material variations from such Lending Criteria may occur so long as the Rating Agencies have been notified of any such material variations;

(e) no New Mortgage Loan has on the relevant Assignment Date an aggregate amount in arrears which is greater than the amount of the Monthly Payment then due;

(f) the Rating Agencies have not provided written confirmation to the Mortgages Trustee, the Security Trustee and the Issuer that the assignment to the Mortgages Trustee of the New Mortgage Loans on the Assignment Date will adversely affect the then current ratings of the existing Notes of any Issuer (provided that, in respect of the assignment by the Seller to the Mortgages Trustee of a New Mortgage Portfolio in connection with the issuance by a New Issuer of New Notes and the drawing by Funding of a New Intercompany Loan, the condition to be met at the relevant Assignment Date of such New Mortgage Portfolio will be that the Rating Agencies have confirmed in writing to the Mortgages Trustee, the Security Trustee and the Issuer that the assignment to the Mortgages Trustee of the New Mortgage Portfolio on such Assignment Date will not adversely affect the then current ratings of the existing Notes of any Issuer);

(g) the aggregate Current Balance of New Mortgage Loans transferred in any one Interest Period does not exceed 10 per cent. of the aggregate Current Balance of Mortgage Loans in the Mortgages Trust as at the beginning of that Interest Period;

(h) each Issuer Reserve Fund is fully funded on the relevant Assignment Date up to the relevant required amount or, if any Issuer Reserve Fund is not so fully funded, no payments have been made from such Issuer Reserve Fund;

(i) no Intercompany Loan Enforcement Notice has been served in respect of any Intercompany Loan;

(j) the assignment of the New Mortgage Portfolio on the relevant Assignment Date does not result in the product of WAFF and WALS for the Mortgage Portfolio after such purchase, calculated on the relevant Assignment Date in the same way as for the Initial Mortgage Portfolio (or as agreed by the Administrator and the Rating Agencies from time to time), exceeding the product of WAFF and WALS for the Mortgage Portfolio calculated on the most recent preceding Closing Date plus 0.25 per cent.;

(k) to the extent necessary, each Issuer has entered into appropriate hedging arrangements in respect of such New Mortgage Loans before such Mortgage Loans are assigned to the Mortgage Trust;

(l) no event of default under the Transaction Documents has occurred which is continuing as at the relevant Assignment Date;

(m) the weighted average yield on the Mortgage Portfolio together with the New Mortgage Portfolio to be assigned to the Mortgages Trustee on the relevant Assignment Date is not less than LIBOR for three-month sterling deposits plus 0.6 per cent., taking into account the weighted average yield on the Mortgage Loans and the margins on any Basis Rate Swaps as at the relevant Assignment Date;

(n) the assignment of the New Mortgage Portfolio on the relevant Assignment Date does not result in the weighted average loan to value ratio of Mortgage Loans in the

Mortgage Portfolio on the relevant Assignment Date (after the purchase of the New Mortgage Portfolio) after application of the LTV Test on the relevant Assignment Date exceeding the loan to value ratio (based on the LTV Test) of Mortgage Loans in the Mortgage Portfolio on the most recent preceding Closing Date plus 0.25 per cent.;

(o) no New Mortgage Loan has a maturity date on or after January 2039;

(p) the related Borrower under each New Mortgage Loan has made at least one Monthly Payment;

(q) for so long as any Notes issued by any Issuer that have a Final Repayment Date earlier than January 2041 are outstanding, the assignment of New Mortgage Loans to the Mortgages Trustee may only occur if, following such assignment, the aggregate number of Repayment Mortgage Loans in the Mortgage Portfolio is greater than or equal to 25 per cent. of the aggregate number of Mortgage Loans in the Mortgage Portfolio;

(r) the Rating Agencies have provided written confirmation that the then current ratings on the Notes would not be adversely affected by the assignment to the Mortgages Trustee of a New Mortgage Loan in respect of a mortgage loan product having characteristics and/or features that differ materially from the characteristics and/or features of the Mortgage Loans in the Initial Mortgage Portfolio; and

(s) the Seller shall as at the relevant Assignment Date make the Representations and Warranties to the Mortgages Trustee, Funding and the Security Trustee in relation to each New Mortgage Loan in the New Mortgage Portfolio being sold on the relevant Assignment Date in accordance with Clause 8 (*Warranties and Repurchase by the Seller*) and such Representations and Warranties must be true in relation to each New Mortgage Loan (but if such Representation and Warranties are only discovered to be untrue after the relevant Assignment Date, the Mortgages Trustee's only remedy shall be under Clause 7 (*Undertakings*),

PROVIDED THAT, if an Initial Purchase Price is payable to the Seller by the Mortgages Trustee on the relevant Assignment Date, only the conditions set out in paragraphs (e), (f), (i), (k), (l), (m), (o), (p), (q), (r) and (s) are required to be satisfied to effect an assignment of the New Mortgage Loans.

Notwithstanding the foregoing, the Mortgages Trustee may waive or vary any of the conditions set forth in this Clause 4.2 subject to written approval by the Rating Agencies.

In this Clause 4.2 references to any Monthly Payment due at any date means the Monthly Payment payable in respect of the month in which that date falls.

4.3 ***No Further Assignment***: The Seller and the Mortgages Trustee agree that the Seller may not assign any New Mortgage Portfolio after the Payment Date falling in January 2008 if the option to redeem the First Issuer Notes on the Payment Date in January 2008 pursuant to Condition 5(D) of those Notes is not exercised.

4.4 ***Closing and Conditions Precedent***: A meeting shall take place on the date of the assignment of the relevant New Mortgage Portfolio at the offices of the Seller or at such other office as may be agreed by the parties at which the Seller shall deliver to the Security Trustee or its representative the following documents:

(a) a certificate of solvency in relation to the Seller dated the relevant Assignment Date (in the form of the agreed draft) duly executed by the Seller;

(b) an assignment of the Insurance Contracts to the extent that such Insurance Contracts relate to the New Mortgage Portfolio in the form set out in Schedule 3 (*Assignment of Insurance Contracts*) duly executed by the Seller; and

(c) a certificate of a duly authorised officer of the Seller attaching a copy of the board minutes referred to in paragraph (e) of Clause 3.1 (*Initial Closing and Conditions Precedent*) and confirming that the resolutions referred to therein are in full force and effect and have not been amended or rescinded as at the date of the certificate.

4.5 ***Purchase Price***: Subject to fulfilment of the conditions referred to in Clauses 4.2 (*Conditions to Effecting an Assignment of New Mortgage Loans*), 4.3 (*No Further Assignment*) and 4.4 (*Closing and Conditions Precedent*), the Mortgages Trustee shall, if and to the extent that the same is payable, pay the Purchase Price for the New Mortgage Portfolio to the Seller, in the manner that the Seller directs, for value, as follows:

(a) (if any Initial Purchase Price is payable in respect of the New Mortgage Portfolio which shall only be the case if an Initial Contribution is paid by Funding to the Mortgages Trustee on such date pursuant to the terms of the Mortgages Trust Deed) the Initial Purchase Price for the New Mortgage Portfolio shall be paid by the Mortgages Trustee to the Seller on the relevant Assignment Date (which Initial Purchase Price shall be paid by the Mortgages Trustee from funds received by the Mortgages Trustee from Funding on such date in respect of Funding's Initial Contribution for the Funding Share of the New Trust Property pursuant to the Mortgages Trust Deed), PROVIDED THAT if on any date the Seller is obliged to repurchase any Mortgage Loan or Mortgage Loans pursuant to Clause 8.4 (*Repurchase*), 8.5 (*Repurchase of Product Switches and Further Advances*) or 8.6 (*Repurchase of Fixed Rate Mortgage Loans*), and on such date the Seller assigns New Mortgage Loans and their Related Security to the Mortgages Trustee, the Seller is entitled to set-off against the repurchase price payable by it on such repurchase as set forth under Clause 8.7 (*Completion of Repurchase*) the amount of any Initial Purchase Price payable for any such New Mortgage Loans and shall instead pay (or be paid) such net amount; and

(b) subject to and in accordance with the Mortgages Trustee Revenue Priority of Payments, an amount of Deferred Purchase Price in respect of the Mortgage Portfolio shall be paid by the Mortgages Trustee to the Seller on each Distribution Date but only from and to the extent (if any) of any Relevant Distribution (as defined under paragraph (b) of Clause 4.2 (*Consideration provided by Funding*) of the Mortgages

Trust Deed) available for payment on such date and in an amount equal to the Deferred Contribution for the Funding Share of the Trust Property paid by Funding to the Mortgages Trustee on such date or in respect of which the payment of such Deferred Contribution is otherwise satisfied on such date in accordance with the Mortgages Trust Deed.

4.6 ***Effect of Payment of Initial Purchase Price or Fulfilment of Conditions:*** The parties hereto acknowledge that the effect of either the payment to the Seller by the Mortgages Trustee of the Initial Purchase Price on the relevant Assignment Date or, if no Initial Purchase Price is payable on such date, the confirmation from the Seller of the fulfilment of the conditions referred to in Clauses 4.2 *(Conditions to Effecting an Assignment of New Mortgage Loans)* and the delivery to the Security Trustee of the documents referred to in Clause 4.4 *(Closing and Conditions Precedent)* on such date, will be the assignment to the Mortgages Trustee of the beneficial ownership of, and all of the Seller's beneficial right, title, interest and benefit in and to, the New Mortgage Portfolio subject to the terms and provisions of the Mortgages Trust Deed, which assignment will be perfected upon the occurrence of any of the events set forth in Clause 6 *(Perfection of the Assignment)* and the transfer to the Mortgages Trustee of legal title to such New Mortgage Portfolio in accordance with Clause 6 *(Perfection of the Assignment)*.

4.7 ***Documents***: The Seller undertakes that from the relevant Assignment Date until the perfection of the assignment in accordance with Clause 6.1 *(Perfection Events)* and the delivery of the Title Deeds in accordance with Clause 6.2 *(Perfection)*, the Seller shall hold the deeds and documents constituting the Title Deeds and Mortgage Loan Files and all other certificates, notices, policies, endorsements and other matters necessary to establish title thereto relating to the Mortgage Portfolio that are in its possession or under its control or held to its order to the order of the Mortgages Trustee or as the Mortgages Trustee shall direct.

4.8 ***Early Repayment Charges***: The Mortgages Trustee hereby agrees to re-assign to the Seller upon the relevant Assignment Date the benefit of any and all Early Repayment Charges payable from time to time on the Mortgage Loans included in the New Mortgage Portfolio PROVIDED THAT, if any Mortgage Loans in respect of which Early Repayment Charges are payable are the subject of a trust pursuant to Clause 5.1 *(Trust in favour of Mortgages Trustee)*, the Seller, the Mortgages Trustee, Funding and the Security Trustee agree that the benefit of any Early Repayment Charges payable under such Mortgage Loan shall, on the relevant Assignment Date, be released from such trust.

4.9 ***Insurance***: The Seller shall as soon as reasonably practical after completion of the assignment of each New Mortgage Portfolio procure that the respective interests of the Mortgages Trustee, Funding and the Security Trustee are noted by the relevant insurers in relation to each Insurance Contract.

4.10 ***Mortgage Portfolio***: Prior to the earlier to occur of:

(a) a Trigger Event; and

(b) (i) if Funding does not enter into a New Intercompany Loan Agreement, the Payment Date in January 2008; or

(ii) if Funding does enter into New Intercompany Loan Agreements, the latest Payment Date specified by Funding by notice in writing to the Seller and the Mortgages Trustee as applying in relation to this covenant,

the Seller undertakes to use all reasonable efforts to offer to assign, in accordance with the provisions of this Clause 4 (*Sale and Purchase of New Mortgage Portfolios*), to the Mortgages Trustee and the Mortgages Trustee undertakes to use all reasonable endeavours to acquire from the Seller and to hold pursuant to the terms of the Mortgages Trust Deed, sufficient New Mortgage Loans and their Related Security so that the Overcollateralisation Test is not breached on three consecutive Distribution Dates PROVIDED THAT the Seller shall not be obliged to assign to the Mortgages Trustee, and the Mortgages Trustee shall not be obliged to acquire, New Mortgage Loans and their Related Security if in the opinion of the Seller the assignment to the Mortgages Trustee of New Mortgage Loans and their Related Security would adversely affect the business of the Seller.

For the purposes of this Clause 4.10, the "**Overcollateralisation Test**" shall be calculated on each Distribution Date and shall be breached on any Distribution Date where the aggregate Current Balance of Mortgage Loans in the Mortgage Portfolio on such Distribution Date is less than an amount equal to the product of 1.10 and the Principal Amount Outstanding of all Notes of all Issuers at such Distribution Date, and for this purpose, where such Notes outstanding are Controlled Amortisation Notes, the Principal Amount Outstanding of such Notes will be calculated on a straight-line basis by applying the appropriate CPR to such Notes on a monthly, rather than a quarterly basis.

5. **Trust of Monies**

5.1 ***Trust in favour of Mortgages Trustee:*** Notwithstanding the assignment effected by this Agreement if at, or at any other time after, the Initial Closing Date or, as the case may be in respect of any New Mortgage Portfolio, the relevant Assignment Date (but prior to any repurchase in accordance with Clause 8.5 (*Repurchase of Product Switches and Further Advances*)) the Seller holds, or there is held to its order, or it receives, or there is received to its order any property, interest, right or benefit and/or the proceeds thereof hereby agreed to be sold to the Mortgages Trustee, the Seller undertakes with the Mortgages Trustee, Funding and the Security Trustee that it will hold such property, interest, right or benefit and/or the proceeds thereof upon trust for the Mortgages Trustee subject at all times to the Mortgages Trust. In addition, if for any reason the assignment of the Initial Mortgage Portfolio, or any New Mortgage Portfolio (or any part thereof), or any property, interest, right or benefit therein or any of the proceeds thereof (each a "**relevant asset**"), is held to be ineffective or unenforceable against any Borrower, the Seller undertakes with the Mortgages Trustee, Funding and the Security Trustee and hereby declares that it will hold such relevant asset upon trust for the Mortgages Trustee. The Mortgages Trustee agrees that it will hold its beneficial interest in such relevant asset subject at all times to the Mortgages Trust.

5.2 ***Trust in favour of Seller***: If at, or any time after, the Initial Closing Date or, as the case may be in respect of any New Mortgage Portfolio, the relevant Assignment Date, the Mortgages Trustee holds, or there is held to its order, or it receives, or there is received to its order, any property, interest, right or benefit relating to:

(a) any Mortgage Loan or Mortgage Loans under a Mortgage Account and its Related Security repurchased by the Seller pursuant to Clause 8 (*Warranties and Repurchase by the Seller*); or

(b) (without prejudice to Clause 10 (*Consequences of Breach*)) any Early Repayment Charges payable by a Borrower in respect of any Mortgage Loan in the Mortgages Trust the benefit of which have been re-assigned to the Seller by the Mortgages Trustee in accordance with Clauses 3.5 (*Early Repayment Charges*) and 4.8 (*Early Repayment Charges*);

and/or the proceeds thereof, the Mortgages Trustee undertakes with the Seller that it will remit, assign or transfer the same to the Seller, as the case may require, and until it does so or to the extent that the Mortgages Trustee is unable to effect such remittance, assignment or transfer, the Mortgages Trustee undertakes to hold such property, interest, right or benefit and/or the proceeds thereof upon trust for the Seller as the sole beneficial owner thereof or as the Seller may direct provided that the Mortgages Trustee shall not be in breach of its obligations under this Clause 5 if, having received any such moneys and paid them to third parties in error, it pays (at the direction of the Beneficiaries) to the Seller an amount equal to the moneys so paid in error in accordance with the Administration Agreement. In addition, if the Seller is required or elects to repurchase any Mortgage Loan and its Related Security pursuant to Clauses 8.4 (*Repurchase), 8.5 (Repurchase of Product Switches and Further Advances)* or 8.6 *(Repurchase of Fixed Rate Mortgage Loans)* and such Mortgage Loan or its Related Security, or any part thereof, or any property, interest, right or benefit therein or any of the proceeds thereof (each, a "**relevant asset**"), is held by the Seller subject to a trust pursuant to Clause 5.1 (*Trust in favour of Mortgages Trustee),* then the Seller, the Mortgages Trustee, Funding and the Security Trustee agree that such relevant asset shall be released from the trust constituted pursuant to Clause 5.1 *(Trust in favour of Mortgages Trustee)* on the date that such relevant asset would otherwise have been repurchased or re-transferred pursuant to Clause 8.7 *(Completion of Repurchase).*

6. **Perfection of the Assignment**

6.1 ***Perfection Events***: The execution of transfers of the Mortgages to the Mortgages Trustee and the notifications to Borrowers notifying such Borrowers of the assignment of their Mortgage Loans and Related Security to the Mortgages Trustee shall be completed within 20 business days of receipt of a written request in accordance with Clause 6.2 (*Perfection*) upon the occurrence of any of the following events:

(a) the valid service of an Intercompany Loan Enforcement Notice or a Note Enforcement Notice, provided that the perfection of an assignment of the Mortgage

Portfolio shall not be required if the sole reason for the service of any Note Enforcement Notice is a default by a Currency Swap Provider of any Issuer; or

(b) unless otherwise agreed by the Rating Agencies, the termination of the Seller's role as Administrator under the Administration Agreement and failure of any substitute administrator to assume the duties of the Administrator; or

(c) the Seller being required by an order of a court of competent jurisdiction, or by a change in law occurring after the Initial Closing Date, or by a regulatory authority of which the Seller is a member or with whose instructions it is customary that the Seller comply, to perfect the transfer of legal title to the Mortgage Loans and the Related Security in favour of the Mortgages Trustee; or

(d) the security under the Funding Deed of Charge or any material part of such security being in jeopardy and it being necessary to perfect the transfer of legal title to the Mortgage Loans and their Related Security in favour of the Mortgages Trustee in order to reduce such jeopardy materially; or

(e) the occurrence of an Insolvency Event in relation to the Seller; or

(f) notice in writing from the Seller to the Mortgages Trustee and Funding (with a copy to the Security Trustee) requesting such transfer.

6.2 ***Perfection:*** If an event set forth in any of paragraphs (a) to (f) of Clause 6.1 (*Perfection Events*) occurs and either the Mortgages Trustee or Funding (with the consent of the Security Trustee) or the Security Trustee so requests in writing, the Seller shall perfect the assignments as contemplated by and in accordance with this Clause 6 (*Perfection of the Assignment*) in relation to all Mortgage Loans then in the Mortgage Portfolio and shall:

(a) deliver to the Mortgages Trustee all Title Deeds and (subject to receipt of up to date schedules) the transfers referred to in Clause 6.3 (*Transfer Documents*) duly executed by the Seller; and

(b) give formal notice of the transfers to the relevant Borrowers, insurers and other persons (all such notices being in such form or forms as may be required by the Mortgages Trustee or Funding (with the written consent of the Security Trustee) or the Security Trustee.

6.3 ***Transfer Documents***: If an event set forth in any of paragraphs (a) to (f) of Clause 6.1 (*Perfection Events*) occurs, the transfers that the Seller is required to deliver are:

(a) transfers in the form set out in Part 1 of Schedule 2 (*Form of Transfer (Registered Land – England and Wales)*) of all the Mortgages then in the Mortgage Portfolio secured (or intended to be secured) over Mortgaged Properties which comprise registered land (including any Mortgaged Property which is the subject of an application for first registration at the Land Registry);

(b) transfers in the form set out in Part 2 of Schedule 2 (*Form of Transfer (Unregistered Land – England and Wales)*) of all the Mortgages then in the Mortgage Portfolio secured (or intended to be secured) over Mortgaged Properties which comprise unregistered land (excluding any which is the subject of an application for first registration);

(c) transfers of the benefit of the Guarantees relating to any relevant Mortgage Loan in the form of the Assignment of Guarantees set out in Schedule 5 (*Assignment of Guarantees*); and

(d) transfers of the Related Security or any other property or security sold to the Mortgages Trustee under this Agreement in such form as the Mortgages Trustee or the Security Trustee may reasonably require.

The Mortgages Trustee or Funding (with the consent of the Security Trustee) or the Security Trustee may require that the form of any transfer or assignment referred to in this Clause 6.3 be changed at any time to reflect changes in law or relevant registry practice or requirements.

6.4 ***Prior to Perfection***: Prior to perfection pursuant to Clause 6.1 (Perfection Events) and subject to Clause 7.3 (*Seller Ratings*) and Clauses 3.6 (*Insurance*) and 4.9 (*Insurance*) neither the Mortgages Trustee nor Funding nor the Security Trustee will:

(a) register itself at, or submit or require the submission of any notice, form, request or application to, or pay any fee for the registration of, or the noting of any interest at, the Land Charges Department of H.M. Land Registry or at H.M. Land Registry in relation to the Mortgages Trustee's and/or Funding's interests in the Mortgage Portfolio;

(b) give or require the giving of any notice to any Borrower, insurer or any other person of the assignment of that Borrower's Mortgage Loan and its Related Security or such other property as may be included in the Mortgage Portfolio to the Mortgages Trustee or the charge by Funding of Funding's beneficial interest in that Borrower's Mortgage Loan and its Related Security or such property to the Security Trustee pursuant to the Funding Deed of Charge; or

(c) send or require to be sent to any solicitor who has acted on behalf of the Seller in respect of any Mortgage with respect to which the Seller has not received a complete set of the Title Deeds a letter or other communication requiring such solicitor to hold such documents to the order of the Mortgages Trustee or the Security Trustee (as the case may be).

6.5 ***Further Assurance***: The Seller shall, subject to the other provisions of this Clause 6 (*Perfection of the Assignment*), upon request do all such other deeds, assurances, agreements, instruments, acts and things as the Mortgages Trustee, Funding or the Security Trustee may require in order to give effect to the terms of this Agreement and the assignments contemplated herein.

6.6 ***Re-assignment of Early Repayment Charges:*** At any time following perfection pursuant to Clause 6.1 (*Perfection Events*) and the delivery of documents pursuant to Clause 6.2 (*Perfection*) and Clause 6.3 (*Transfer Documents*), the Mortgages Trustee shall deliver to the Seller a deed of re-assignment of the benefit of any Early Repayment Charges in such form as the Seller shall request.

7. **Undertakings**

7.1 ***Administration***: The Mortgages Trustee and Funding undertake that they will at all times (or will direct the Administrator at all times to) administer and enforce (and exercise their powers and rights and perform their obligations under) the Mortgage Loans comprised in the Mortgage Portfolio and their Related Security in accordance with the Administration Procedures (for so long as these exist and thereafter in accordance with such policies as would be applied by a reasonable, prudent mortgage lender in the conduct of its business).

7.2 ***Reimbursement of Borrower***: The Seller hereby undertakes with the Mortgages Trustee and Funding that, in the event that any Borrower establishes that it has at any time prior to the Initial Closing Date or, as the case may be, the relevant Assignment Date, paid to the Seller any amounts in excess of sums due to the Seller as at the date of payment under the Mortgage Conditions applicable to that Mortgage Loan (other than any Overpayment made by a Borrower under Flexible Mortgage Loan) the Seller will reimburse the Borrower for such overpayment together with any interest, cost or other expense associated therewith. The Seller further agrees to hold the Mortgages Trustee and Funding harmless against any such claims and to indemnify the Mortgages Trustee and Funding on an after Tax basis in relation to any costs, expense, loss or other claim which may arise in connection therewith. Any payment made by the Seller to the Mortgages Trustee and Funding in discharge of the foregoing indemnity shall be regarded as a rebate of part of the Purchase Price of the relevant Mortgage Loan.

7.3 ***Seller Ratings***: The Seller hereby undertakes with the Mortgages Trustee, Funding and the Security Trustee that if the long term unsecured, unsubordinated and unguaranteed debt obligations of the Seller cease to be assigned a long term credit rating:

(a) from Moody's of no lower than Baal or from Fitch of no lower than BBB+, the Seller (unless Moody's or Fitch, as applicable, confirms that the then current ratings of the Notes will not be adversely affected) will deliver to the Mortgages Trustee, Funding, the Security Trustee (upon request) and the Rating Agencies details of the names and addresses of the Borrowers with Mortgage Loans then in the Mortgage Portfolio on computer diskette and a draft letter of notice to such Borrowers of the sale and assignment of those Mortgage Loans and the Related Security to the Mortgages Trustee in the form set out in Schedule 8 (*Form of Notification to Borrowers*); and

(b) from S&P of no lower than BBB–, from Moody's of no lower than Baa3 or from Fitch of no lower than BBB–, the Seller (unless S&P, Moody's and Fitch, as applicable, confirms that the then-current ratings of the Notes will not be adversely affected) shall within 10 Business Days of such cessation give notice of the sale and assignment effected by this Agreement to each Borrower with a Mortgage Loan then in the Mortgage Portfolio in the form set out in Schedule 8 (*Form of Notification to Borrowers*) (and if the Seller fails to give such notice, then the Mortgages Trustee shall give such notice as the Seller's attorney under the power of attorney set out in Schedule 10 (*Power of Attorney in favour of the Mortgages Trustee, Funding and the Security Trustee*)),

(c) provided that, in respect of Clause 7.3(a), should the Seller be required as described in such Clause to provide the details of the names and addresses of Borrowers to the Mortgages Trustee and Funding, each of the Mortgages Trustee and Funding (to the extent, in respect of Funding, that such information is to be delivered to Funding other than at its United Kingdom branch office) hereby agrees to appoint an agent that is located in the United Kingdom and which maintains all appropriate registrations, notifications, licences and authorities (if any) required under the Data Protection Act 1998 to receive and maintain such information on its behalf, and under no circumstances shall either the Mortgages Trustee or Funding accept such information at its Jersey registered office or otherwise in Jersey (unless Jersey is declared an "approved state" by the European Commission, in which case such data may be delivered to the Mortgages Trustee and/or Funding at their respective Jersey offices).

7.4 ***Pending Perfection***: The Seller undertakes to the Mortgages Trustee, Funding and the Security Trustee that, pending perfection under Clause 6 (*Perfection of the Assignment*), the Seller:

(a) shall promptly notify the Mortgages Trustee, Funding and (upon request) the Security Trustee if it receives written notice of any litigation or claim calling into question in any material way the Seller's or the Mortgages Trustee's title to any Mortgage Loan comprised in the Mortgage Portfolio or its Related Security or if it becomes aware of any material breach of any of the Representations and Warranties or other obligations under this Agreement; and

(b) shall, if reasonably required so to do by the Mortgages Trustee, participate or join in and lend its name to and take such other steps as may reasonably be required by the Mortgages Trustee in relation to, any legal proceedings in respect of the Mortgage Loans and the Related Security to the extent necessary to protect, preserve and enforce the Seller's or the Mortgages Trustee's or Funding's or the Security Trustee's title to or interest in any Mortgage Loan or its Related Security provided that the Seller is reimbursed, subject to and in accordance with the relevant priority of payments under and in accordance with the Transaction Documents, by the Mortgages Trustee or Funding for the reasonable legal expenses and costs of such proceedings.

7.5 ***Responsibility of Seller***: The Seller hereby further undertakes with the Mortgages Trustee and Funding that it is and at all times shall remain solely responsible for any Product Switches (other than a Re-Fixed Mortgage Loan), for funding any Cash Re-Draws made by a

Borrower under a Flexible Mortgage Loan, for funding any request for any Further Advance made by a Borrower, and for paying to the Mortgages Trustee from time to time an amount equal to the Unpaid Interest associated with any Non-Cash Re-Draw made by a Borrower under a Flexible Mortgage Loan. For the avoidance of doubt, neither the Mortgages Trustee nor Funding will be required to advance moneys to the Seller or to a Borrower in order to fund such a Re-Draw or Further Advance in any circumstances whatsoever.

7.6 ***Product Switches and Further Advances:***

(a) Neither the Mortgages Trustee nor Funding shall (and each shall procure that its agents do not):

(i) issue to any Borrower any offer of a Further Advance; or

(ii) issue to any Borrower any offer of a Product Switch (other than a Re-Fixed Mortgage Loan),

without first having given notice in writing to the Seller seeking confirmation from the Seller that the Seller will repurchase the Mortgage Loan to which such offer relates from the Mortgages Trustee in accordance with the terms of this Agreement.

(b) If the Seller gives such confirmation to the Mortgages Trustee, the Mortgages Trustee (or its agents, including the Administrator, on its behalf) shall then issue to that Borrower the relevant offer referred to in paragraph (a) above and shall (in the case of any offer referred to in paragraph (a) above) then notify the Seller in writing as soon as the Mortgages Trustee has accepted the mortgage documentation completed by the Borrower in relation to such offer.

(c) The Mortgages Trustee shall not itself make any Further Advance or Product Switch (other than in relation to a Re-Fixed Mortgage Loan).

7.7 ***Standard Variable Rate:*** Subject to the provisions of Clause 7.9, the Seller covenants with the Mortgages Trustee, Funding and the Security Trustee that, where the Administrator determines on any date that there will be a Shortfall during the next succeeding Interest Period and notifies the Seller to such effect, the Seller shall take all steps which are necessary, including publishing any notice which is required in accordance with the Mortgage Conditions, to set the Standard Variable Rate at such level as may be notified to the Seller by the Mortgages Trustee, Funding or the Security Trustee (which rate shall be the same rate as previously notified to the Mortgages Trustee, Funding and the Security Trustee in accordance with Clause 4.3(b) of the Administration Agreement) as being the rate required in order for no Shortfall to arise.

7.8 ***Security Powers of Attorney:*** The Seller shall grant security powers of attorney to the Mortgages Trustee, Funding and the Security Trustee in the form set out in Schedule 10 (*Power of Attorney in favour of the Mortgages Trustee, Funding and the Security Trustee*) allowing any of the Mortgages Trustee, Funding and the Security Trustee and their delegates from time to time (*inter alia*) to set the Standard Variable Rate and (save for the Security

Trustee) the rate of (and terms relating to) the Existing Borrowers' Re-Fix Rate should the Seller fail to do so in accordance with its obligations under this Agreement, but only to the extent that such rate has been previously notified to the Mortgages Trustee, Funding and the Security Trustee in accordance with Clause 4.3(b) of the Administration Agreement. Nothing in this Clause 7.8 shall prevent the Seller (or any of its attorneys from time to time) from setting a higher Northern Rock Standard Variable Rate (or in the case of the Existing Borrowers' Re-Fix Rate setting a higher rate and imposing terms more advantageous to the Mortgages Trustee) than those to be set or required by the Mortgages Trustee, Funding and (other than in respect to an Existing Borrower's Re-Fix Rate) the Security Trustee.

7.9 ***Shortfall***: Unless any of the Mortgages Trustee, Funding or the Security Trustee needs to do so to avoid a Shortfall, none of the Mortgages Trustee, Funding or the Security Trustee shall set the Standard Variable Rate for Mortgage Loans which are in the Mortgages Trust (disregarding any discounts or additions to it) at a rate higher than the then applicable Standard Variable Rate for mortgage loans which are not in the Mortgages Trust.

7.10 ***Forwarding of Notice:*** The Security Trustee undertakes, upon receipt of any notice as specified in Clause 8.4(c) of the Mortgages Trust Deed, to forward such notice to the Mortgages Trustee, Funding, the Seller and the Cash Manager in the manner set forth in Clause 20 within three (3) London Business Days of receipt thereof. The Security Trustee shall have no other obligation other than the foregoing following receipt of such notice.

8. Warranties and Repurchase by the Seller

8.1 ***Representations and Warranties:*** The Seller makes the Representations and Warranties set out in Schedule 1 (*Representations and Warranties*) to each of the Mortgages Trustee, Funding and the Security Trustee:

(a) in respect of each Mortgage Loan and its Related Security in the Initial Mortgage Portfolio as at the date hereof and on the Initial Closing Date;

(b) in relation to each New Mortgage Loan and its Related Security in a New Mortgage Portfolio, on the date of the service of the relevant New Mortgage Portfolio Notice and on the relevant Assignment Date;

(c) in the form set out in Part 2 of Schedule 1 (*Representations and Warranties*) in relation to the matters and at the dates set out therein; and

(d) in the form set out in Part 3 of Schedule 1 (*Representations and Warranties*) in relation to the matters and at the dates set out therein.

8.2 ***Reliance:*** The Seller acknowledges that the Representations and Warranties are made with a view to inducing the Mortgages Trustee, Funding and the Security Trustee either to enter into this Agreement and the other Transaction Documents to which each is a party or to agree to purchase the New Mortgage Loans and their Related Security comprised in each New Mortgage Portfolio, and that each of the Mortgages Trustee, Funding and the Security Trustee has entered into this Agreement and the other Transaction Documents to which it is a party in reliance upon the Representations and Warranties notwithstanding any information possessed or discoverable by the Mortgages Trustee, Funding and/or the Security Trustee. The Mortgages Trustee, Funding and the Security Trustee acknowledge that they have not entered into this Agreement in reliance upon any representation, warranty or undertaking other than those set out in this Agreement or upon any other enquiry, investigation or search whatsoever.

8.3 ***Remedies***: The Mortgages Trustee's, Funding's and the Security Trustee's sole remedy in respect of a breach of any of the Representations and Warranties shall be to take action under this Clause 8 (*Warranties and Repurchase by the Seller*) or under Clause 8.4 (*Adjustments to Trust Property*) of the Mortgages Trust Deed. Furthermore, in respect of any actual or alleged breach of Clause 8.1 *(Representations and Warranties*), the Mortgages Trustee, Funding or the Security Trustee shall, as applicable:

(a) notify the Seller as soon as reasonably practicable following any claim or intimation of claim by any person of or arising from such actual or alleged breach and thereafter keep the Seller informed in relation to such claim or intimation;

(b) not settle or compromise any such claim made or intimated or otherwise do anything which may be prejudicial to the position of the Seller in relation thereto having regard to this Agreement, except pursuant to the written directions of the Seller or with the Seller's prior written approval, such directions and approval not to be unreasonably withheld; and

(c) comply with the Seller's reasonable directions as to answering, disputing, defending, compromising, settling, or otherwise in relation to the claim made or initiated (including without limitation the instruction of particular legal advisers), and if and to the extent required by the Seller, do such things as the Seller may reasonably require to enable and authorise the Seller or persons nominated by the Seller to answer, dispute, defend, compromise, settle or otherwise deal with any such claim or intimated claim, or mitigate loss or potential loss on behalf of the Mortgages Trustee, subject in each case to the Seller indemnifying the Mortgages Trustee, Funding and the Security Trustee against the consequences of complying with the Seller's directions and requirements.

8.4 ***Repurchase***: Subject to Clause 8.14 (Repurchase Not Possible), in the event of a material breach of any of the Representations or Warranties in respect of any Mortgage Loan and/or its Related Security as at the Initial Closing Date or, as the case may be, the relevant Assignment Date, which could have a material adverse effect on the Mortgage Loan and/or its Related Security (having regard to, among other things, whether a loss is likely to be incurred in respect of the Mortgage Loan to which the breach relates after taking account of the likelihood of recoverability or otherwise of any sums under any applicable insurance policies), and further provided that:

(a) the Mortgages Trustee, Funding or the Security Trustee has given the Seller not less than 28 days' notice in writing;

(b) the Mortgages Trustee has obtained the consent of the Security Trustee; and

(c) such breach, where capable of remedy, is not remedied to the satisfaction of Funding and the Security Trustee within the 28 day period referred to in (a) (or such longer period as Funding and the Security Trustee may direct the Mortgages Trustee),

then at Funding's (with the consent of the Security Trustee) or the Security Trustee's direction, the Mortgages Trustee may serve upon the Seller a notice in the form of the Loan Repurchase Notice whereupon the Seller will be required to repurchase the relevant Mortgage Loan and its Related Security and any other Mortgage Loan secured or intended to be secured by that Related Security or any part of it in accordance with Clause 8.7 (*Completion of Repurchase*) , provided, however, that the Security Trustee shall have no duty to provide any such notice to the Seller or consider granting its consent pursuant to this Clause 8.4 unless the Security Trustee has been notified by a party to a Transaction Document of such material breach of such Representation or Warranty which, in the opinion of such party (as communicated to the Security Trustee), could have a material adverse effect on the related Mortgage Loan and/or its Related Security, taking into account the considerations provided in this Clause 8.4, and further provided that prior to receipt of such notice the Security Trustee shall be entitled to assume that no such material breach has occurred.

8.5 ***Repurchase of Product Switches and Further Advances:*** In the event of there being at any date in respect of any Mortgage Loan assigned to the Mortgages Trustee hereunder a PS/FA Event (other than a Mortgage Loan becoming a Re-Fixed Mortgage Loan, such PS/FA Event being dealt with under Clause 8.6 (*Repurchase of Fixed Rate Mortgage Loans*)), the Seller may at any time serve notice in the form of the Loan Repurchase Notice on the Mortgages Trustee whereupon the Mortgages Trustee will be required to sell and to re-transfer to the Seller in accordance with Clause 8.7 (*Completion of Repurchase*) any Mortgage Loan identified in the Loan Repurchase Notice together with its Related Security and any other Mortgage Loan secured or intended to be secured by that Related Security or any part of it (any such Mortgage Loan or Mortgage Loans, a "**PS/FA Mortgage Loan**") free from the Mortgages Trust and any right or interest that the Security Trustee may have in such PS/FA Mortgage Loan and its Related Security under the Funding Deed of Charge. Any PS/FA Mortgage Loan repurchased by the Seller shall be released from the Mortgages Trust and shall no longer constitute Trust Property and shall be released from any right or interest that the Security Trustee may have had in such Mortgage Loan and its Related Security under the Funding Deed of Charge prior to such repurchase.

8.6 ***Repurchase of Fixed Rate Mortgage Loans***

(a) Where a Mortgage Loan bears interest at a fixed rate for a certain period (the "**initial fixed rate period**"), after the expiry of which the Borrower is entitled to apply for a new fixed rate (whether or not subject to certain conditions), the Mortgages Trustee may by notice in writing to the Seller given at any time not more than 60 days before the expiry of that initial fixed rate period (which for the avoidance of doubt shall exclude any period of extension to which the relevant Borrower is entitled), offer to re-sell to the Seller that Mortgage Loan together with its Related Security if that

Mortgage Loan becomes a Re-Fixed Mortgage Loan during the 3-month period immediately following the end of that initial fixed rate period. The offer will be in writing in the form set out in Schedule 9 (*Offer under Clause 8.6*) and will be signed by or on behalf of the Mortgages Trustee.

(b) The Seller may accept the offer made in accordance with paragraph (a) above on the date on which that Mortgage Loan becomes a Re-Fixed Mortgage Loan during the 3-month period immediately following the end of the initial fixed rate period relating to it, only by payment to the Mortgages Trustee of the consideration payable for the repurchase of the relevant Mortgage Loan and its Related Security in accordance with Clause 8.7 (*Completion of Repurchase*).

(c) The parties hereto acknowledge that the effect of the payment to the Mortgages Trustee by the Seller of the consideration for the repurchase of the relevant Mortgage Loan and its Related Security in accordance with paragraph (b) above will be the assignment to the Seller of the beneficial ownership of, and all of the Mortgages Trustee's beneficial right, title, interest and benefit in and to, that Mortgage Loan, and completion of the repurchase shall be effected by the parties in accordance with Clause 8.7 (*Completion of Repurchase)*.

(d) The Seller hereby covenants that if it does not accept the offer made by the Mortgages Trustee in accordance with paragraph (b) above, then whether or not the Mortgage Loan becomes a Re-Fixed Mortgage Loan, it will set the Existing Borrowers' Re-Fix Rate applicable for the 3-month period immediately after expiry of the initial fixed rate period relating to that Mortgage Loan at a rate not less than that (and on terms not less advantageous to the Mortgages Trustee or Funding than those) notified from time to time to the Seller by the Mortgages Trustee, Funding or the Administrator as being required by the Mortgages Trustee or Funding.

8.7 ***Completion of Repurchase:*** Completion of any repurchase or re-transfer shall take place:

(a) in the case of any repurchase or re-transfer pursuant to any of Clauses 8.4 (*Repurchase*) or 8.5 (*Repurchase of Product Switches and Further Advances*) on the first London Business Day immediately following expiry of a period of 10 days following the date of the service upon the Seller of the relevant Loan Repurchase Notice or at the Seller's earlier election; or

(b) in the case of any repurchase or re-transfer pursuant to Clause 8.6 (*Repurchase of Fixed Rate Mortgage Loans*), immediately upon the Mortgage Loan becoming a Re-Fixed Mortgage Loan,

whereupon, the Seller shall pay to the Mortgages Trustee an amount equal to the Current Balance of such Mortgage Loan or Mortgage Loans and any Related Security and all Arrears of Interest and Accrued Interest relating thereto as at the date of completion of such repurchase. The provisions of Clause 8.8 (*Transfers*) and Clause 8.9 (*Documentation*) shall apply to any such repurchase or re-transfer.

8.8 ***Transfers***: On the date of completion of any repurchase of a Mortgage Loan and its Related Security in accordance with this Clause 8 (*Warranties and Repurchase by Seller*), the Mortgages Trustee and Funding shall at the cost of the Seller execute and deliver or cause their respective duly authorised attorneys to execute and deliver to the Seller:

(a) if perfection of the assignment to the Mortgages Trustee has occurred in accordance with Clause 6 (*Perfection of the Assignment*):

(i) if the relevant Mortgage is over Registered Land, a transfer of such Mortgage to the Seller in the form of the Registered Transfer; or

(ii) if the relevant Mortgage is over Unregistered Land, a transfer to the Seller in the form of the Unregistered Transfer;

(b) a re-assignment of the rights of the Mortgages Trustee in respect of the relevant Related Security each in a form reasonably acceptable to the Seller (which shall, in the case of the re-assignment of the Insurance Contracts, be substantially in the form of the Assignment of Insurance Contracts set out in Schedule 3 (*Assignment of Insurance Contracts*); and

(c) a notification to the Administrator that all further sums due in respect of such repurchased Mortgage Loan are for the Seller's account.

8.9 ***Documentation***: Upon any completion of the repurchase of any Mortgage Loan and its Related Security in accordance with this Clause 8 (*Warranties and Repurchase by Seller*) the Seller shall cease to be under any further obligation to hold any Title Deeds or other documents relating to such Mortgage Loan or Mortgage Loans and its Related Security to the order of the Mortgages Trustee and the Security Trustee and if the Mortgages Trustee or the Security Trustee then holds the Title Deeds, the Mortgages Trustee or, as the case may be, the Security Trustee shall forthwith return them to the Seller. Any such repurchase by the Seller of a Mortgage Loan or Mortgage Loans and its or their Related Security shall constitute a discharge and release of the Seller from any claims which the Mortgages Trustee and/or Funding or the Security Trustee may have against the Seller arising from the relevant Representation or Warranty in relation to that Mortgage Loan or Mortgage Loans and its or their Related Security only, but shall not affect any rights arising from a breach of any other express provision of this Agreement or any Representation or Warranty in relation to any other Mortgage Loan and other Related Security.

8.10 ***Notification***: Forthwith after the Seller becomes aware of any event which may reasonably give rise to an obligation under Clause 8 (*Warranties and Repurchase by Seller*) to repurchase any Mortgage Loan it shall notify the Mortgages Trustee, Funding and the Security Trustee in writing thereof as soon as reasonably practicable.

8.11 ***No Prejudice***: The terms of this Clause 8 (Warranties and Repurchase by the Seller) shall not prejudice the rights of the Mortgages Trustee or the Beneficiaries under the Mortgages Trust Deed.

8.12 ***Claims against Seller:*** If a breach of a Representation or Warranty arises in respect of any Mortgage Loan and (in either case) no repurchase requirement arises in respect of the Seller pursuant to this Clause 8 (*Warranties and Repurchase by the Seller*), neither the Mortgages Trustee, Funding nor the Security Trustee shall have any claim against the Seller in respect of, or in relation to, such breach of Representation or Warranty in relation to that Mortgage. For the avoidance of doubt, save as provided for in this Clause 8 (*Warranties and Repurchase by the Seller*), the Seller is not obliged to repurchase any other Mortgage Loan or its Related Security.

8.13 ***Assignment***: If the Seller makes any payment to the Mortgages Trustee GIC Account (or as the Mortgages Trustee shall direct) in full satisfaction of any claim made by the Mortgages Trustee, Funding or the Security Trustee in relation to any Representation or Warranty set out in Schedule 1 (*Representations and Warranties*), the Mortgages Trustee, Funding or the Security Trustee, as the case may be, shall assign to the Seller such rights as they have against any third party which relate to such claim.

8.14 ***Repurchase Not Possible***: If a Mortgage Loan has never existed, or has ceased to exist, such that it is not outstanding on the date on which it is due to be repurchased pursuant to this Clause 8 (*Warranties and Repurchase by the Seller*), the Seller shall not be obliged to repurchase the Mortgage Loan and the Related Security but shall instead indemnify the Mortgages Trustee, Funding and the Security Trustee against any loss suffered by reason of any Representation or Warranty relating to or otherwise affecting that Mortgage Loan being untrue or incorrect by reference to the facts subsisting at the date on which the relevant Representation or Warranty was given, provided that the amount of such indemnity shall not exceed the sum of (i) the Current Balance of the Mortgage Loan that would have been payable by the Borrower in respect of such Mortgage Loan on and after the relevant completion date for the repurchase in relation to such Mortgage Loan had the Mortgage Loan existed and complied with each of the Representations and Warranties set out Schedule 1 (*Representations and Warranties*) as at such date in relation to such Mortgage Loan and (ii) interest thereon from such relevant completion date at the weighted average yield of the Mortgage Loans.

8.15 ***Indemnity:*** The Seller shall indemnify the Mortgages Trustee against any loss suffered as a result of any Borrower exercising a Right of Set Off against the Mortgages Trustee provided that the amount of such indemnity in relation to any Mortgage Loan shall not exceed the sum of the Current Balance of that Mortgage Loan and interest payable by the Borrower under that Mortgage Loan as at the date that the Borrower exercises the Right of Set Off. In this clause "**Right of Set Off**" means any right of set off arising from a deposit of money made by the Borrower with the Seller or from any transaction between the Borrower and the Seller other than one relating to the Mortgage Loan.

9. Further Assurance

The parties hereto agree that they will co-operate fully to do all such further acts and things and execute any further documents that may be necessary or desirable to give full effect to the transactions contemplated by this Agreement (but subject always to Clause 6 (*Perfection of the Assignment*)).

10. **Consequences of Breach**

Without prejudice to Clause 8 (*Warranties and Repurchase by the Seller*), the Mortgages Trustee, Funding and the Security Trustee severally acknowledge to and agree with the Seller, and the Security Trustee acknowledges to and agrees with Funding and the Mortgages Trustee, that the Seller shall have no liability or responsibility (whether, in either case, contractual or tortious, express or implied) for any loss or damage for or in respect of any breach of, or any act or omission in respect of, any of its obligations hereunder other than loss or damage directly (and not indirectly or consequentially) suffered by the Mortgages Trustee and/or Funding or the assets comprised in the Funding Security constituted by the Funding Deed of Charge by reason of such breach, act or omission. For this purpose (and without limiting the scope of the above exclusion in respect of indirect or consequential loss or damage) any loss or damage suffered by the Mortgages Trustee and/or Funding or such assets which would not have been suffered by it or such assets had the breach, act or omission in question not also been or given rise to an Event of Default or enforcement of the security contributed by the Funding Deed of Charge shall be treated as indirect or consequential loss or damage.

11. **Subordination**

The Seller agrees with the Mortgages Trustee, Funding and the Security Trustee that on the enforcement of any Mortgage any sums owed to the Seller by a Borrower secured under such Mortgage and the rights and remedies of the Seller in respect of the sums owed to the Seller shall at all times be subject and subordinated to any sums owed to the Mortgages Trustee by the Borrower and to the rights and remedies of the Mortgages Trustee in respect of such sums owed to the Mortgages Trustee by the Borrower.

12. **Non-Merger**

Any term of this Agreement to which effect is not given on the Initial Closing Date or on any Assignment Date (including in particular, but without limitation, the liability of the Seller under the Representations and Warranties and the provisions of Clause 4 (*Sale and Purchase of New Mortgage Portfolios*)) shall not merge and shall remain in full force and effect notwithstanding the sale and purchase contemplated by this Agreement.

13. **No Agency or Partnership**

It is hereby acknowledged and agreed by the parties that nothing in this Agreement shall be construed as giving rise to any relationship of agency, save as expressly provided herein, or partnership between the parties and that in fulfilling its obligations hereunder, each party shall be acting entirely for its own account.

14. **Payments**

All payments to be made pursuant to this Agreement shall be made in sterling in immediately available funds without exercising or seeking to exercise any right of set-off as may otherwise exist and shall be deemed to be made when they are received by the payee and shall be accounted for accordingly unless failure to receive any payment is due to an error by the payee's bank.

15. **Assignment**

15.1 ***Assignment***: Subject always to the provisions of Clause 16 (Security Trustee), no party hereto shall be entitled to assign all or any part of its rights or obligations hereunder to any other party without the prior written consent of each of the other parties hereto (which shall not, if requested, be unreasonably withheld) save that Funding shall be entitled to assign by way of security all or any of its rights under this Agreement without such consent to the Security Trustee pursuant to the Funding Deed of Charge and the Security Trustee may at its sole discretion assign all or any of its rights under or in respect of this Agreement without such consent to any successor Security Trustee under the Funding Deed of Charge and may assign all of any part of the Funding Security upon an enforcement of the Funding Security in accordance with the Funding Deed of Charge.

15.2 ***Acknowledgement of Security Assignment:*** The Seller acknowledges that on the assignment pursuant to the Funding Deed of Charge by Funding to the Security Trustee of Funding's rights under this Agreement the Security Trustee may enforce such rights in the Security Trustee's own name without joining Funding in any such action (which right the Seller hereby waives) and the Seller hereby waives as against the Security Trustee any rights or equities in its favour arising from any course of dealing between the Seller and Funding.

16. **Security Trustee**

16.1 ***Vesting of Rights***: If there is any change in the identity of the security trustee in accordance with the Funding Deed of Charge, the Seller, the Mortgages Trustee and Funding shall execute such documents and take such action as the successor security trustee and the outgoing security trustee may require for the purpose of vesting in the successor security trustee the rights and obligations of the outgoing security trustee hereunder and releasing the outgoing security trustee from its future obligations under this Agreement and the Seller shall give notice thereof to the Rating Agencies.

16.2 ***No Assumption***: It is hereby acknowledged and agreed that by its execution of this Agreement the Security Trustee shall not assume or have any of the obligations or liabilities of the Seller or Funding or the Mortgages Trustee hereunder. Furthermore, any liberty or power which may be exercised or any determination which may be made hereunder by the Security Trustee may be exercised or made in the Security Trustee's absolute discretion without any obligation to give reasons therefor, but in any event must be exercised or made in accordance with the provisions of the Funding Deed of Charge. Without prejudice to the generality of the foregoing, all references to the Security Trustee taking action in connection with any duty of the Seller shall also be read subject to Clause 25 and Schedule 4 of the Administration Agreement.

17. **New Intercompany Loans**

If Funding enters into a New Intercompany Loan Agreement, then the Seller, the Mortgages Trustee, Funding and the Security Trustee shall execute such documents and take such action as may be required by the Rating Agencies for the purpose of including the New Issuer in the Transaction including, without limitation:

(a) effecting any necessary changes to Clause 4 (*Sale and Purchase of New Mortgage Portfolios*);

(b) ensuring that any Transaction Document relevant to a New Issuer has been executed and delivered prior to the relevant Closing Date;

(c) executing and delivering all documents required by Clause 4.4 (*Closing and Conditions Precedent*) in relation to any New Mortgage Portfolio.

18. **Non Petition Covenant; Limited Recourse**

18.1 ***Non Petition Covenant:*** Each of the parties hereto hereby agrees that it shall not institute against either Funding or the Mortgages Trustee any winding-up, administration, insolvency or similar proceedings so long as any sum is outstanding under any Intercompany Loan Agreement of any Issuer or for two years plus one day since the last day on which any such sum was outstanding.

18.2 ***Limited Recourse:*** Each of the parties hereto agrees that:

(a) in relation to the Mortgages Trustee, any amount payable by the Mortgages Trustee to any other party to this Agreement under this Agreement not being an amount payable out of the Trust Property in accordance with the terms of the Mortgages Trust Deed shall only be payable to the extent that on that date the Mortgages Trustee has sufficient funds to pay such amount out of fees paid to it under the Mortgages Trust Deed; and

(b) in relation to Funding:

(i) only the Security Trustee may enforce the security created in favour of the Security Trustee under the Funding Deed of Charge in accordance with the provisions thereof;

(ii) notwithstanding any other provision of this Agreement or any other Transaction Document, no sum due or owing to any party to this Agreement from or by Funding under this Agreement shall be payable by Funding except to the extent that Funding has sufficient funds available or (following enforcement of the Funding Security) the Security Trustee has realised sufficient funds from the Funding Security to pay such sum subject to and in accordance with the relevant Funding Priority of Payments and provided that all liabilities of Funding required to be paid in priority thereto or *pari passu* therewith pursuant to such Funding Priority of Payments have been paid, discharged and/or otherwise provided for in full; and

(iii) it shall not take any steps for the purpose of recovering any amount payable by Funding or enforcing any rights arising out of this Agreement against Funding otherwise than in accordance with the Funding Deed of Charge.

18.3 ***Corporate Obligations:*** To the extent permitted by law, no recourse under any obligation, covenant, or agreement of any person contained in this Agreement shall be had against any shareholder, officer or director of such person as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is a corporate obligation of each person expressed to be a party hereto and no personal liability shall attach to or be incurred by the shareholders, officers, agents or directors of such person as such, or any of them, under or by reason of any of the obligations, covenants or agreements of such person contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by such person of any of such obligations, covenants or agreements, either under any applicable law or by statute or constitution, of every such shareholder, officer, agent or director is hereby expressly waived by each person expressed to be a party hereto as a condition of and consideration for the execution of this Agreement.

19. Amendments and Waiver

19.1 ***Entire Agreement*:** This Agreement sets out the entire agreement and understanding between the parties with respect to the subject matter of this Agreement superseding all prior oral or written understandings other than the other Transaction Documents.

19.2 ***Amendments and Waiver:*** No amendment or waiver of any provision of this Agreement nor consent to any departure by any of the parties therefrom shall in any event be effective unless the same shall be in writing and signed by each of the parties hereto. In the case of a waiver or consent, such waiver or consent shall be effective only in the specific instance and as against the party or parties giving it for the specific purpose for which it is given.

19.3 ***Rights cumulative:*** The respective rights of each of the parties to this Agreement are cumulative and may be exercised as often as they consider appropriate. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies in this Agreement are cumulative and not exclusive of any remedies provided by law.

20. Notices

Any notices or other communication or document to be given or delivered pursuant to this Agreement to any of the parties hereto shall be sufficiently served if sent by prepaid first class post, by hand or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17.00 hours on a London Business Day or on the next London Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

(a) in the case of the Seller, to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

(b) in the case of the Mortgages Trustee, to Granite Finance Trustees Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands, (facsimile number *01534-609-333) for the attention of the Company Secretary;*

(c) in the case of Funding, to Granite Finance Funding Limited, 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW, (facsimile number 0207-332-6199) for the attention of the Company Secretary; and

(d) in the case of the Security Trustee, to The Bank of New York (London Branch), at One Canada Square, 48th Floor, London E14 5AL (facsimile number 020-7964-6399) for the attention of Corporate Trust (Global Structured Finance),

or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by fifteen days prior written notice in accordance with the provisions of this Clause 20.

21. **Third Party Rights**

A person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

22. **Execution in Counterparts; Severability**

22.1 ***Counterparts:*** This Agreement may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

22.2 ***Severability:*** Where any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under this Agreement, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

23. **Governing Law and Submission to Jurisdiction**

23.1 ***Governing Law:*** This Agreement is governed by, and shall be construed in accordance with, English law.

23.2 ***Submission to Jurisdiction:*** Each of the parties hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts.

24. Process Agent

The Mortgages Trustee irrevocably and unconditionally appoints Mourant & Co. Capital (SPV) Limited at Fourth Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW or otherwise at its registered office for the time being as its agent for service of process in England in respect of any proceedings in respect of this Agreement and undertakes that in the event of Mourant & Co. Capital (SPV) Limited ceasing so to act it will appoint another person with a registered office in London as its agent for service of process.

25. Appropriate Forum

Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

26. Transaction Documents

To the extent necessary to comply with the requirements of Section 2 Law of Property (Miscellaneous Provisions) Act 1989, this Agreement incorporates by reference to them the Transaction Documents.

AS WITNESS whereof the parties hereto have executed this Agreement for delivery on the day and year first before written.

SCHEDULE 1
REPRESENTATIONS AND WARRANTIES

Part 1

1. The particulars of each Mortgage Loan and its related Mortgage in the Initial Mortgage Portfolio set out in Appendix A to this Agreement are complete, true and accurate in all material respects.

2. Immediately prior to a Closing Date or an Assignment Date, as the case may be, subject to completion of any registration which may be pending at H.M. Land Registry, the Seller was the absolute beneficial and legal owner of the Mortgages, the Related Security and the other property to be assigned by the Seller to the Mortgages Trustee under this Agreement at such Closing Date or such Assignment Date, as the case may be, and the Seller has not assigned (whether by way of absolute assignment or by way of security only), transferred, charged, disposed of or dealt with the benefit of any of the Mortgage Loans or their related Mortgages, any of the other rights relating thereto or any of the property, rights, titles, interests or benefits to be sold or assigned pursuant to this Agreement other than pursuant to this Agreement.

3. Each Mortgage Loan and its related Mortgage and the Related Security constitutes a valid and binding obligation of the Borrower enforceable in accordance with its terms (save any terms which are not binding by virtue of the Unfair Terms in Consumer Contracts Regulations 1994 or the Unfair Terms in Consumer Contracts Regulations 1999) and each related Mortgage and the Related Security secures the repayment of all advances, interest, costs and expenses payable by the relevant Borrower to the Seller in priority to any other charges registered against the relevant Mortgaged Property.

4. At the time that it was made, each Mortgage Loan complied in all respects with applicable laws and regulations including, without limitation, consumer protection, data protection and contract law.

5. Subject to completion of any registration which may be pending at H.M. Land Registry, each Mortgage either constitutes, or will constitute, following registration at H.M. Land Registry, a first ranking charge by way of legal mortgage over the relevant Mortgaged Property.

6. Each relevant Mortgaged Property is located in England or Wales.

7. All steps necessary to perfect the Seller's title to each Mortgage Loan and its related Mortgage were duly taken at the appropriate time or are in the process of being taken with all due diligence.

8. No lien or right of set-off or counterclaim (other than a Right of Set-off referred to in Clause 8.15 (*Indemnity*)) has been created or arisen between the Seller and any Borrower which would entitle such Borrower to reduce the amount of any payment otherwise due under the relevant Mortgage Loan save in relation to the Unfair Terms in Consumer Contracts Regulations 1994 or the Unfair Terms in Consumer Contracts Regulations 1999 and save in relation to section 75 of the Consumer Credit Act 1974.

9. Prior to making a Mortgage Loan to a Borrower, the Seller instructed or required to be instructed on its behalf solicitors to carry out in relation to the relevant Mortgaged Property all investigations, searches and other actions that would have been undertaken by the Seller acting in accordance with standards consistent with those of a reasonable and prudent mortgage lender, when advancing money in an amount equal to such advance to an individual to be secured on a mortgaged property of the kind permitted under the Lending Criteria and a report on title was received by or on behalf of the Seller from such solicitors which, either initially or after further investigation revealed no material matter which would cause the Seller, acting reasonably, to decline the Mortgage Loan having regard to the Lending Criteria.

10. In relation to each Mortgage the Borrower has a good and marketable title to the relevant Mortgaged Property.

11. Prior to making a Mortgage Loan the relevant Mortgaged Property was valued by an independent valuer from the panel of valuers from time to time appointed by the Seller or by an employee valuer of the Seller, and the results of such valuation would be acceptable to a reasonable and prudent mortgage lender.

12. Prior to making a Mortgage Loan, the nature and amount of such Mortgage Loan, the circumstances of the relevant Borrower and nature of the relevant Mortgaged Property satisfied the Lending Criteria in force at that time in all material respects.

13. The exercise of any discretion by the Seller in the making of any Mortgage Loan has been consistent with the practice of a reasonable and prudent mortgage lender.

14. Each Mortgage Loan and its related Mortgage has been made on the terms of the Standard Mortgage Documentation (so far as applicable) which has not been varied in any material respect, save for the making of the Base Rate Pledge.

15. No agreement for any Mortgage Loan (other than to the extent it relates to the funding of buildings insurance premiums) is or has ever been, wholly or partly regulated by the Consumer Credit Act 1974 (other than by Sections 137 to 140 of such Act) or constitutes an extortionate credit bargain under Sections 137 to 140 of such Act or, to the extent it is so regulated or partly regulated, all the requirements of the Consumer Credit Act have been met in full.

16. Interest on each Mortgage Loan: (a) is charged on each Mortgage Loan in accordance with the provisions of that Mortgage Loan and its related Mortgage; (b) is not in any event adjusted by reference to the principal amount due thereunder; (c) is payable monthly in advance; and (d) is calculated by reference to the Standard Variable Rate, subject to any applicable caps, discounts and fixed rates and the Base Rate Pledge; and (e) subject to (d) above, may be set by the Seller and its successors and assigns to that Mortgage Loan.

17. No payment of interest (or in the case of Repayment Mortgage Loans, principal and interest) equivalent to an amount in excess of one month's instalment at the applicable rate in respect

of a Mortgage Loan in the Initial Mortgage Portfolio was at any time during the 12 months before the relevant Closing Date or Assignment Date, as the case may be, in arrears.

18. So far as the Seller is aware, no Borrower is in material breach of its Mortgage.

19. So far as the Seller is aware, the underwriting, origination and completion of each Mortgage Loan is not the subject of fraud by any person (including, without limitation, the Borrower or any professional or third party employed or engaged on behalf of the Seller).

20. As at the date of this Agreement, the first payment due has been paid by the relevant Borrower in respect of each Mortgage Loan and each Mortgage Loan was fully performing.

21. Where any Borrower is or was entitled to repayment of any early repayment charge in respect of any mortgage previously held by the Borrower with the Seller, that repayment has been or will be made by the Seller.

22. Except where a Mortgaged Property was at completion of the relevant Mortgage (or, where appropriate, in the case of self-build properties, at the date of completion of the relevant mortgaged property) covered by the Block Buildings Policy or a block buildings policy providing equivalent cover, the Seller took all reasonable steps to ensure that at the date of completion of the relevant Mortgage Loan each Mortgaged Property was:

(a) insured under a buildings policy either (i) in the joint names of the Borrower and the Seller or (ii) with the interest of the Seller noted thereon;

(b) insured under a Block Buildings Policy; or

(c) with respect to leasehold properties, insured by the relevant landlord with the Seller's approval,

and in all cases against risks usually covered by a comprehensive buildings policy and to an amount not less than the full reinstatement cost of such Mortgaged Property as determined by an independent valuer or a valuer employed by the Seller.

23. The Block Buildings Policy referred to above covers such fire and other commercial risks as would be required by the Seller acting in accordance with its normal standard for an amount not less than the full reinstatement value of the Properties covered by the Block Buildings Policy.

24. The Insurance Contracts are in full force and effect and all premiums thereon due on or before the date of this Agreement have been paid in full and the Seller is not aware of any circumstances giving the insurer under the Insurance Contracts the right to avoid or terminate such policy in so far as it relates to the Mortgaged Properties or the Mortgage Loans. Where the Lending Criteria then in force required that a Mortgage Loan was covered by the Insurance Contract referred to in paragraph 1 of Schedule 4 (*Insurance Contracts*), that Mortgage Loan is covered by such Insurance Contract.

25. To the extent that a Guarantee was required under the Lending Criteria in relation to a particular Mortgage Loan, that Guarantee constitutes the valid, binding and enforceable obligations of the guarantor thereunder (save to the extent that the Guarantee is not valid, binding or enforceable by virtue of the Unfair Terms in Consumer Contracts Regulations 1994 or the Unfair Terms in Consumer Contracts Regulations 1999).

26. If a Mortgaged Property is leasehold or long leasehold, written notice has been given to the landlord of the creation of the Mortgage.

27. In relation to each Mortgage, any person who at the date when the Mortgage Loan was made has been identified by the Borrower to the Seller as residing or about to reside in the relevant Mortgaged Property is either named as a joint Borrower or has signed a form of consent declaring that he or she agrees that any present or future rights or interests as he or she may have or acquire over or in respect of the relevant Mortgaged Property shall be postponed and made subject to the rights, interests and remedies of the Seller under the relevant Mortgage and that he or she shall not claim any such rights or interests against the Seller.

28. No Borrower was under 18 years of age at the time of completion of the relevant Mortgage Loan.

29. No Mortgage Loan has a final maturity beyond January 2039.

30. The Seller has procured that full and proper accounts, books and records have been kept showing clearly all material transactions, payments, receipts and proceedings relating to that Mortgage Loan and its Mortgage and all such accounts, books and records are up to date and in the possession of the Seller or held to its order (subject to the provisions of the Mortgages Trust Deed).

31. The origination and collection practices employed by the Seller with respect to the Mortgage Loans have been, in all respects, legal and consistent with the practice of a reasonable and prudent mortgage lender.

32. The Seller has not received written notice of any litigation or claim calling into question in any material way its title to any Mortgage Loan and its Mortgage or the value of any security. The Seller is not engaged in any litigation, and no litigation is pending or threatened by the Seller, against any person in connection with any report, valuation, opinion, certificate, consent or other statement of fact or opinion given in connection with any Mortgage Loan received by the Seller in connection with the origination of any Mortgage Loan.

33. In respect of any Mortgaged Property which is subject to a second or subsequent mortgage or standard security, the Seller has first priority for the full amount of the Mortgage Loan and all costs, fees and expenses relative thereto.

34. Subject to completion of any registration or recording which may be pending at the Land Registry, all Property Deeds and Mortgage Loan Files are held by, or to the order of, the Seller.

35. Each Borrower is a natural person, and no Borrower is at present an employee or an officer of the Seller.

36. All Mortgage Loans were originated by or on behalf of the Seller in the ordinary course of the Seller's residential secured lending activities. No Mortgage Loan was acquired by the Seller subject to any discount and no Mortgage Loan has been written down by the Seller in its accounts.

37. The Mortgage Loans and their related Mortgages contain no obligations on the part of the Seller to make any further advances, and all costs, fees and expenses incurred in making, closing or registering the Mortgage Loans and the Related Security have been paid in full.

38. All formal approvals, consents and other steps necessary to permit a legal and equitable transfer of, and a transfer of servicing away from the Seller of, the Mortgage Loans and their related Mortgages to be sold under this Agreement whenever required under the Transaction Documents have been obtained or taken and there is no requirement in order for the transfer to be effective to notify the Borrower before, on or after any equitable transfer or before any legal transfer of the Mortgage Loans and their related Mortgages.

39. So far as the Seller is aware, none of the terms in any Mortgage Loan and its related Mortgage are unfair terms within the meaning of the Unfair Terms in Consumer Contracts Regulations 1994 or the Unfair Terms in Consumer Contracts Regulations 1999 in any material respect save those which impose Early Repayment Charges.

40. The Seller has confirmed to all relevant Borrowers that where any Mortgage Loan provides that where any Early Repayment Charge is payable at any time when the interest rate payable under that Mortgage Loan is equal to or set by reference to the Standard Variable Rate (including without limitation where the Mortgage Loan provides for a capped or discounted rate), the interest rate payable under that Mortgage Loan will be no more than 1.99 per cent. above the Bank of England's base rate.

41. In relation to a Right to Buy Mortgage Loan:

(a) in the case of each Mortgage Loan the Seller was at the time of origination of that Mortgage Loan an approved lending institution within the meaning given to that expression in the Housing Act 1985;

(b) the original advance was made to the person exercising the right to buy; and

(c) the original advance was made for the purposes of enabling the recipient thereof to purchase the relevant Mortgaged Property.

For the purpose of this paragraph 41, **"Right to Buy Mortgage Loan"** means a Mortgage Loan in respect of which the "right to buy" provisions of the Housing Act 1985 apply (other than any Mortgage Loan in respect of which the period during which the statutory charge referred to in section 156 of that Act would have existed, had the relevant circumstances applied, has expired).

42. The loyalty discount applicable to certain Mortgage Loans after seven years will not apply to any such Mortgage Loans during any period when the interest rate is fixed.

43. The Seller has paid to the relevant Borrower the full amount of the cashback payment in relation to any Cashback Mortgage Loan, either upon completion of the relevant Mortgage Loan or, if subsequent to completion, prior to the assignment of such Mortgage Loan to the Mortgages Trustee.

44. No Mortgage Loan has a Current Balance of more than £350,000.

45. Each Mortgage Loan, Mortgage Deed and Related Security in the Initial Mortgage Portfolio was made not earlier than 1 July 1995.

46. Each Mortgage Loan was originated by the Seller in pounds sterling and is denominated in pounds sterling (or originated and denominated in euro at any time when the euro has been adopted as the lawful currency of the United Kingdom) and is currently repayable in pounds sterling.

47. The Seller's Lending Criteria are consistent with the criteria that would be used by a reasonable and prudent mortgage lender.

48. The Seller is not aware of any material claim outstanding under any of the Buildings Policies relating to a Mortgaged Property.

49. No Mortgage Loan has an LTV greater than 95 per cent.

50. Each Mortgage Loan has been made for one of the following purposes:

(a) the purchase of land; or

(b) the provisions of dwellings or business premises on any land; or

(c) the alteration, enlarging, repair or improvement of a dwelling or business premises on any land provided the creditor is the creditor under (i) an agreement by which the debtor is provided with credit for any of the purposes in (a) or (b) above or (ii) an agreement refinancing an agreement under which the debtor is provided with credit for any of the purposes in (a) or (b) above; or (iii) a debtor-creditor agreement secured by any land mortgage to refinance any existing indebtedness of the debtor, whether to the creditor or another person, under any agreement by which the debtor was provided with credit for any of the purposes in (a) and (b) above.

Any reference in this Schedule 1 to solicitors includes licensed conveyancers.

Part 2

1. In respect of each of the Preliminary Prospectus as of its date (except insofar as the information contained therein has been amended, supplemented or deleted in the Prospectus) and the Prospectus as at the date thereof:

   (a) each of them contained all information with respect to the Seller, the Initial Mortgage Portfolio and to the Notes which was material in the context of the issue and offering of the Notes (including all information required by English law);

   (b) the statements contained in each of them relating to the Seller and the Initial Mortgage Portfolio were in every material particular true and accurate and not misleading;

   (c) the opinions and intentions expressed in each of them with regard to the Seller and the Initial Mortgage Portfolio were honestly held, were reached after considering all relevant circumstances and were based on reasonable assumptions;

   (d) there were no other facts in relation to the Seller, the Initial Mortgage Portfolio or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in either of them misleading; and

   (e) all reasonable enquiries had been made by the Seller to ascertain such facts and to verify the accuracy of all such information and statements.

2. The Seller has not acquired or owned or possessed any rights in the Mortgages Trustee or Funding such that it would "control" the Mortgages Trustee or Funding within the meaning of section 416 ICTA 1988.

   There is not any "connection" (within the meaning of section 87 Finance Act 1996) between either the Mortgages Trustee or Funding, respectively, and any Borrower.

Part 3

The Seller makes the following representations and warranties to each of the Mortgages Trustee, Funding and the Security Trustee:

1. **Status:** It is a public limited company duly incorporated, validly existing and registered under the laws of the jurisdiction in which it is incorporated, capable of being sued in its own right and not subject to any immunity from any proceedings, and it has the power to own its property and assets and to carry on its business as it is being conducted.

2. **Powers and authority:** It has the power to enter into, perform and deliver, and has taken all necessary corporate and other action to authorise the execution, delivery and performance by it of each of the Transaction Documents to which it is or will be a party, and each such Transaction Document has been duly executed and delivered by it.

3. **Legal validity:** Each Transaction Document to which it is or will be a party constitutes or when executed in accordance with its terms will constitute its legal, valid and binding obligation.

4. **Non-conflict:** The execution by it of each of the Transaction Documents to which it is a party and the exercise by it of its rights and the performance of its obligations under such Transaction Documents will not:

   (a) result in the existence or imposition of, nor oblige it to create, any Security Interest in favour of any person over all or any of its present or future revenues or assets save for any which are created under or pursuant to the Funding Deed of Charge;

   (b) conflict with any document which is binding upon it or any of its assets;

   (c) conflict with its constitutional documents; or

   (d) conflict with any law, regulation or official or judicial order of any government, governmental body or court, domestic or foreign, having jurisdiction over it.

5. **No litigation:** It is not a party to any material litigation, arbitration or administrative proceedings and, to its knowledge, no material litigation, arbitration or administrative proceedings are pending or threatened against it.

6. **Consents and Licences:** All governmental consents, licences and other approvals and authorisations required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect.

SCHEDULE 2
FORMS OF TRANSFERS: REGISTERED AND UNREGISTERED LAND

Part 1

FORM OF TRANSFER (REGISTERED LAND - ENGLAND AND WALES)

In the form of H.M. Land Registry Form TR4

Part 2

FORM OF TRANSFER (UNREGISTERED LAND - ENGLAND AND WALES)

This Transfer of Mortgages is made on [ ] between NORTHERN ROCK PLC (registered number 3273685) whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (hereinafter called the "**Transferor**") of the one part and GRANITE FINANCE TRUSTEES LIMITED (registered number 79309) whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (hereinafter called the "**Transferee**") of the other part.

WHEREAS:

(A) By the charges by way of legal mortgage ("**Mortgages**") brief particulars of which are set out in the Annexure hereto the properties brief particulars of which are similarly set out ("**Properties**") became security for the repayment of the moneys therein mentioned.

(B) By a mortgage sale agreement dated 26 March 2001 made between *inter alios* the Transferor and the Transferee, the Transferor has agreed to sell and the Transferee has agreed to buy all right, title, interest and benefit (both present and future) in and under the Mortgages for the consideration hereinafter mentioned.

NOW THIS DEED WITNESSETH as follows:

1. In consideration of the sums payable and the other consideration under the Agreement by the Transferee (receipt of which is hereby acknowledged) the Transferor with full title guarantee hereby transfers unto the Transferee all right, title, interest and benefit (both present and future) in and under the Mortgages including for the avoidance of doubt:

    (i) the right to demand, sue for, recover, receive and give receipts for all principal moneys payable or to become payable under the Mortgages or the unpaid part thereof and the interest due or to become due thereon; and

    (ii) the benefit of all securities for such principal moneys and interest, the benefit of all consents to mortgage signed by occupiers of the Properties, and the benefit of and the right to sue on all covenants with the Transferor in each Mortgage and the right to exercise all powers of the Transferor in relation to each Mortgage; and

    (iii) all the estate and interest in the Properties vested in the Transferor subject to redemption or cesser; and

    (iv) all causes of action of the Transferor against any person in connection with any report, valuation, opinion, certificate or other statement of fact or opinion or consent to mortgage given in connection with any Mortgage or affecting the Transferor's decision to make the relevant advance.

IN WITNESS of which NORTHERN ROCK PLC has caused this Transfer to be executed and delivered as a deed on the date which appears first above.

EXECUTED under THE COMMON SEAL of)
NORTHERN ROCK PLC)
affixed by order of the Board of Directors)
in the presence of:)

____
Authorised Signatory

Name:

Title:

____
Authorised Signatory

Name:

Title:

[Alternative methods of executing as a deed will be acceptable if effective]

Schedule referred to in the foregoing Transfer by Northern Rock plc in favour of GRANITE FINANCE TRUSTEES LIMITED

1	2	3	4
Account No.	**Property Address**	**Name(s)**	**Date of Mortgage Completion**

SCHEDULE 3
ASSIGNMENT OF INSURANCE CONTRACTS

THIS ASSIGNMENT is made by way of deed on 26 March 2001

BETWEEN

NORTHERN ROCK PLC (registered number 3273685) whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL ("**Northern Rock**"); and

GRANITE FINANCE TRUSTEES LIMITED (registered number 79309) whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (the "**Mortgages Trustee**")

WHEREAS

(A) By a mortgage sale agreement (as amended, varied, supplemented or novated from time to time "**Mortgage Sale Agreement**") dated 26 March 2001 and made between Northern Rock, as Seller, the Mortgages Trustee, Granite Finance Funding Limited ("**Funding**") and The Bank of New York, as security trustee (the '**Security Trustee**"), certain mortgages (the "**Mortgages**") were agreed to be transferred to the Mortgages Trustee.

(B) Northern Rock has the benefit of the Insurance Contracts, as defined in the Master Definitions Schedule dated 26 March 2001 (as amended, varied, supplemented or novated from time to time) which relate to the Mortgages and the mortgaged properties upon which they are secured (the '**Mortgaged Properties**") as well as to certain mortgages and properties in which the Mortgages Trustee have no interest.

(C) This Assignment is supplemental to the Mortgage Sale Agreement.

NOW THIS DEED WITNESSETH as follows:

In further consideration of the sums and the other consideration referred to in the Mortgage Sale Agreement, Northern Rock with full title guarantee hereby assigns unto the Mortgages Trustee absolutely all the estate and interest in the Insurance Contracts including the rights to receive the proceeds of any claim to the extent only that such estate, interest, and rights relate to the Properties and/or the Mortgages, to hold the same unto the Mortgages Trustee absolutely.

IN WITNESS of which NORTHERN ROCK PLC has caused this Assignment to be executed and delivered as a Deed or the date which first appears above.

EXECUTED under THE COMMON SEAL of)
NORTHERN ROCK PLC)
affixed by order of the Board of Directors)
in the presence of:)

____
Authorised Signatory

Name:

Title:

____
Authorised Signatory

Name:

Title:

SCHEDULE 4
INSURANCE CONTRACTS

Policy number	Insurer	Policy name/type	Date of Policy
1. NR 9501	Northern Rock Mortgage Indemnity Company Limited	Mortgage Indemnity	18.07.1996
2.(a)BL-HHS	AXA General Insurance Limited	Supercover Buildings and Contents	01.01.1997
(b)DR-FHH	AXA General Insurance Limited	Superchoice Buildings and Contents	01.01.1997
(c)DR-SGD	AXA General Insurance Limited	Supercover Gold Buildings and Contents	01.11.1999
(d)AG112/Z1413248	AXA General Insurance Limited	Contingency Insurance	18.10.1999
(e)AG112/Z1413256	AXA General Insurance Limited	Properties in Possession	18.10.1999
(f)BL-BBR	AXA General Insurance Limited	Cover Me Buildings and Contents	18.12.2000

SCHEDULE 5
ASSIGNMENT OF GUARANTEES

THIS ASSIGNMENT is made by way of deed on the 26th day of March 2001

BETWEEN:

NORTHERN ROCK PLC (registered number 3273685) whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL ("**Northern Rock**"); and

GRANITE FINANCE TRUSTEES LIMITED (registered number 79309) whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (registered number 79309) (the "**Mortgages Trustee**")

WHEREAS:

(A) By a mortgage sale agreement (as amended, varied, supplemented or novated from time to time "**Mortgage Sale Agreement**") dated 26 March 2001 and made between Northern Rock, the Mortgages Trustee, Granite Finance Funding Limited and The Bank of New York, certain mortgages (the "**Mortgages**") were agreed to be transferred and assigned to the Mortgages Trustee.

(B) Northern Rock has the benefit of the Guarantees as defined in the Master Definitions Agreement dated 26 March 2001 (as amended, varied, supplemented or novated from time to time) which relate to certain of the Mortgages.

(C) This Assignment is made pursuant to the Mortgage Sale Agreement.

NOW THIS DEED WITNESSETH as follows:

In further consideration of the sums and the other consideration referred to in the Mortgage Sale Agreement, Northern Rock with full title guarantee hereby assigns unto the Mortgages Trustee all its right, title, interest and benefit (both present and future) in the Guarantees relating to the Mortgages the subject of a Transfer of even date herewith including for the avoidance of doubt:

(i) the benefit of and the right to sue on all covenants with and undertakings to Northern Rock in each Guarantee and the right to exercise all powers of Northern Rock in relation to each Guarantee; and

(ii) all the estate and interest in the Guarantees vested in Northern Rock;

to hold the same unto the Mortgages Trustee absolutely.

IN WITNESS of which NORTHERN ROCK PLC has caused this Assignment to be executed and delivered as a deed on the date which first appears above.

EXECUTED under THE COMMON SEAL of)
NORTHERN ROCK PLC)
affixed by order of the Board of Directors)
in the presence of:)

____

Authorised Signatory

Name:

Title:

____

Authorised Signatory

Name:

Title:

[Alternative methods of executing as a deed will be acceptable if effective]

SCHEDULE 6
NEW MORTGAGE PORTFOLIO NOTICE

Dated [ ]

1. It is hereby agreed for the purpose of this notice the "**Principal Agreement**" shall mean the Mortgage Sale Agreement dated 26 March 2001 made between (1) NORTHERN ROCK PLC (the "**Seller**"), (2) GRANITE FINANCE TRUSTEES LIMITED (the "**Mortgages Trustee**") (3) GRANITE FINANCE FUNDING LIMITED ("**Funding**") and (4) THE BANK OF NEW YORK (the "**Security Trustee**"), as the same may be amended, varied, supplemented or novated from time to time.

2. Save where the context otherwise requires, words and expressions in this notice shall have the same meanings respectively as when used in the Principal Agreement.

3. In accordance with and subject to Clause 4.1 (*Agreement to Assign*) of the Principal Agreement, upon receipt by the Seller of the duplicate of this notice signed by the Mortgages Trustee, there shall exist between the Seller and the Mortgages Trustee an agreement (the "**Agreement for Sale**") for the assignment by the Seller to the Mortgages Trustee of the New Mortgage Loans and the Related Security more particularly described in the Schedule hereto (other than any New Mortgage Loans and their Related Security which have been redeemed in full prior to the next following Assignment Date). Completion of such sale shall take place, subject to the provisions of the Principal Agreement, on [ ] (the "**Assignment Date**").

4. The Seller hereby confirms that the conditions required to be fulfilled pursuant to Clause 4.2 (*Conditions to Effecting an Assignment of New Mortgage Loans)* of the Principal Agreement have been fulfilled [/save for conditions ( ) ( ) and ( )]

5. The Agreement for Sale shall incorporate, *mutatis mutandis*, the relevant provisions of the Principal Agreement.

Signed for and on behalf of)
NORTHERN ROCK PLC)
by:)

____

[On duplicate

We hereby acknowledge receipt of the New Mortgage Portfolio Notice dated [ ], and confirm [that the conditions set out in paragraph ( ) ( ) and ( ) of Clause 4.2 (*Conditions to Effecting an Assignment of New Mortgage Loans)* have been waived and] the assignment of the New Mortgage Loans as set out in that notice.

Signed for and on behalf of)
GRANITE FINANCE TRUSTEES LIMITED)
by:)

________________________________]

Schedule

1	2	3	4
Account No.	Property Address	Name(s)	Date of Mortgage Completion

SCHEDULE 7
LOAN REPURCHASE NOTICE

Dated [ ]

1. We refer to the Mortgage Sale Agreement dated 26 March 2001 (as amended, varied, supplemented or novated from time to time the "**Principal Agreement**") made between (1) NORTHERN ROCK PLC (the "**Seller**"), (2) GRANITE FINANCE TRUSTEES LIMITED (the "**Mortgages Trustee**") (3) GRANITE FINANCE FUNDING LIMITED ("**Funding**") and (4) THE BANK OF NEW YORK (the "**Security Trustee**").

2. Save where the context otherwise requires, words and expressions in this notice shall have the same meanings respectively as when used in the Principal Agreement.

3. We hereby send this notice pursuant to and in accordance with Clause [8.4 (*Repurchase*)/8.5 (*Repurchase of Product Switches and Further Advances*)]* of the Principal Agreement, upon receipt of which you as [the Seller/the Mortgages Trustee]* will be required to [repurchase from us/re-sell to us]* the Mortgage Loan and Related Security set out in the attached schedule in accordance with the terms of Clause 8 (*Repurchase*) of the Principal Agreement on [insert date].

Signed for and on behalf of)
[GRANITE FINANCE TRUSTEES)
LIMITED/NORTHERN ROCK PLC])
by:)

____

* Delete as appropriate

Schedule

1	2	3	4
Account No.	**Property Address**	**Name(s)**	**Date of Mortgage Completion**

SCHEDULE 8
FORM OF NOTIFICATION TO BORROWERS

[To: Borrower]

Dear Sirs,

Northern Rock

Account No.[ ]

We hereby notify you that on [ ] 2001, Northern Rock agreed to sell your mortgage to Granite Finance Trustees Limited.

[Additional text will be allowed with Mortgages Trustee's and Security Trustee's consent]

Yours faithfully,

Northern Rock plc

SCHEDULE 9
OFFER UNDER CLAUSE 8.6 *(REPURCHASE OF FIXED RATE MORTGAGE LOANS)*

To: Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

From: Granite Finance Trustees Limited
22 Grenville Street
St Helier
Jersey
Channel Islands
JE4 8PX

Date: [ ]

Pursuant to Clause 8.6 (*Repurchase of Fixed Rate Mortgage Loans*) of the mortgage sale agreement dated 26 March 2001 made between (1) Northern Rock plc, (2) Granite Finance Funding Limited, (3) Granite Finance Trustees Limited and (4) The Bank of New York (as amended, varied, supplemented or novated from time to time the "**Agreement**") we hereby offer to re-sell to you the Mortgage Loan(s) together with their Related Security, details of which are set out in the attached print out, if such Mortgage Loan(s) become Re-Fixed Mortgage Loans within 3 months of the expiry of the relevant initial fixed rate periods applicable to that/those Mortgage Loans. If you wish to do so, please accept this offer by payment to us of the consideration for the repurchase of the relevant Mortgage Loan(s) and Related Security in accordance with Clause 8.6 (*Repurchase of Fixed Rate Mortgage Loans*) of the Agreement if such Mortgage Loan(s) become Re-Fixed Mortgage Loans within 3 months of the expiry of the relevant initial fixed rate periods applicable to that/those Mortgage Loans. Capitalised terms used in this notice and not defined herein have the meanings given to them in the Agreement.

Signed by or on behalf of)
GRANITE FINANCE TRUSTEES LIMITED)
as Seller)
[acting as its attorney **NORTHERN ROCK PLC**:])

____

SCHEDULE 10

POWER OF ATTORNEY IN FAVOUR OF THE MORTGAGES TRUSTEE, FUNDING AND THE SECURITY TRUSTEE

THIS DEED OF POWER OF ATTORNEY is made on the 26 March 2001 by:

(1) **NORTHERN ROCK PLC** whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (registered number 3273685) (the "**Seller**")

in favour of each of:

(2) **GRANITE FINANCE TRUSTEES LIMITED** whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (registered number 79309) (the "**Mortgages Trustee**");

(3) **GRANITE FINANCE FUNDING LIMITED**, acting out of its branch office established in England (registered overseas company number FC022999 and branch number BR0051916) at 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW ("**Funding**"); and

(4) **THE BANK OF NEW YORK** whose principal office is at One Canada Square, 48th Floor, London E14 5AL in its capacity as trustee (the "**Security Trustee**", which expression shall include such company and all other persons or companies for the time being acting as the trustee or trustees under the Funding Deed of Charge).

WHEREAS:

(A) By virtue of a mortgage sale agreement (the "**Mortgage Sale Agreement**") dated 26 March 2001 and made between (1) the Seller, (2) the Mortgages Trustee (3) Funding and (4) the Security Trustee, provision was made for the execution by the Seller of this Power of Attorney.

(B) Words and phrases in this deed shall (save where expressed to the contrary) have the same meanings respectively as the words and phrases in the Master Definitions Schedule dated 26 March 2001 and signed for the purposes of identification by Brown & Wood and Clifford Chance Limited Liability Partnership.

NOW THIS DEED WITNESSETH:

1. The Seller irrevocably and by way of security for the performance of the covenants, conditions and undertakings on the part of the Seller contained in the Mortgage Sale Agreement and the Administration Agreement HEREBY APPOINTS each of Funding, the Mortgages Trustee and the Security Trustee (each an "**Attorney**") and any receiver and/or administrator appointed from time to time in respect of Funding and/or the Mortgages Trustee or their assets severally to be its true and lawful attorney for the Seller and in the Seller's name or otherwise to do any act, matter or thing which any Attorney considers necessary for

the protection or preservation of that Attorney's interest in the Mortgage Loans, the Mortgages, the Mortgage Deeds and their Related Security or which ought to be done under the covenants, undertakings and provisions contained in the Mortgage Sale Agreement including (without limitation) any or all of the following that is say:

(d) to exercise its rights, powers and discretions under the Mortgage Loans, the Mortgages, the Mortgage Deeds and the Related Security including the right to fix the rate or rates of interest payable under the Mortgage Loans in accordance with the terms thereof (including whilst such Mortgage Loans subsist and subject to the consent of the Mortgages Trustee being given to the setting of such rates, setting the Standard Variable Rate of the Seller and (other than in respect of the Security Trustee) the rate of (and terms relating to) the Existing Borrowers' Re-Fix Rate in the circumstances referred to in Clause 4 (*Interest Rates*) of the Administration Agreement provided that nothing in this Clause shall prevent the Seller (or any of its attorneys from time to time) from setting a higher rate (and in the case of the Existing Borrowers' Re-Fix Rate, imposing terms more advantageous to the Mortgages Trustee) than those set or to be set or required or to be required by the Mortgages Trustee or Funding under this power of attorney;

(e) to exercise all the powers exercisable by the Seller by reason of its remaining for the time being the registered owner at H.M. Land Registry of any of the Mortgage Loans, the Mortgages, the Mortgage Deeds and the Related Security and in particular, but without prejudice to the generality of the foregoing, to make Further Advances to Borrowers;

(f) to demand, sue for and receive all moneys due or payable under the Mortgage Loans, the Mortgages, the Mortgage Deeds and the Related Security or any such collateral security or related rights;

(g) to execute, sign, seal and deliver (using the company seal of the Seller where appropriate) a conveyance or transfer of the Mortgage Loans, the Mortgages, the Mortgage Deeds and the Related Security or any of them to the Mortgages Trustee and its successors in title or other person or persons entitled to the benefit thereof;

(h) to execute, sign, seal and deliver (using the company seal of the Seller where appropriate) a conveyance, assignment or transfer of the Related Security or any item comprised therein (to the extent only that such item or items relate to the Mortgage Loans) to the Mortgages Trustee and its successors in title or other person or persons entitled to the benefit thereof or entitled to be registered at H.M. Land Registry as proprietor thereof (as the case may be);

(i) to discharge the Mortgages or the Related Security or any of them and to sign, seal, deliver and execute such receipts, releases, surrenders, instruments and deeds as may be required or advisable in order to discharge the relevant Mortgaged Property or Properties from the Mortgages or any of them; and

(j) (g) to do every other act or thing which the Seller is obliged to do under the Mortgage Sale Agreement or which that Attorney may otherwise consider to be necessary proper or expedient for fully and effectually vesting or transferring the interests sold thereunder in the Mortgage Loans, the Mortgages, the Mortgage Deeds and their Related Security or any or each of them and/or the Seller's estate right and title therein or thereto in the Mortgages Trustee and its successors in title or other person or persons entitled to the benefit thereof (as the case may be) in the same manner and as fully and effectually in all respects as the Seller could have done.

2. Each Attorney shall have the power by writing under its hand by an officer of the Attorney from time to time to appoint a substitute who shall have power to act on behalf of the Seller as if that substitute shall have been originally appointed Attorney by this deed (including, without limitation, the power of further substitution) and/or to revoke any such appointment at any time without assigning any reason therefor.

3. The laws of England shall apply to this deed and the interpretation thereof and to all acts of the Attorney carried our or purported to be carried out under the terms hereof.

4. The Seller hereby agrees at all times hereafter to ratify and confirm whatsoever the said Attorney or its attorneys shall lawfully do or cause to be done in and concerning the Mortgage Loans, the Mortgages or the Mortgage Deeds or their Related Security by virtue of this deed.

IN WITNESS whereof the Seller has executed this document as a deed the day and year first before written.

EXECUTED under THE COMMON SEAL of)
NORTHERN ROCK PLC)
affixed in the presence of:)

____
Authorised Signatory

Name:

Title:

____
Authorised Signatory

Name:

Title:

SCHEDULE 11

LENDING CRITERIA

General

To proceed with obtaining a Mortgage Loan, each prospective Borrower completes an application form which includes information with respect to the applicant's income from all sources, current employment details, bank account information (where the Borrower has a bank account), current mortgage information (if applicable) and certain other personal information. A credit reference agency search is made against each Borrower at their current address and, if necessary, former addresses, in all cases which will give details of any public information which includes county court judgements and details of any bankruptcy.

Employment details

The Seller operates the following policy in respect of the verification of Borrower income details. Under this policy, Borrowers are categorised as either "employed" or "self-employed" by the Seller.

Proof of income for employed prospective Borrowers may be established by:

(a) two current cumulative monthly payslips or, if paid weekly, the last three consecutive payslips; or

(b) Form P60, or employer's reference, with evidence of continued employment.

Proof of income for self-employed prospective Borrowers may be established by:

(a) a letter from the Borrower's accountant in acceptable form; or

(b) acceptable confirmation of self-employment which might include any of a tax return, accountant's letter or a trade invoice, together with a certificate from the Borrower as to income.

For certain Mortgage Loan products, particularly those that may involve larger maximum loan amounts or higher loan to value ("**LTV**") ratios, the Seller generally will require an acceptable accountant's letter or audited accounts.

Income Capacity

The following maximum income multiples are applied in determining the amount of the Mortgage Loan:

(a) Single applicant- 3.50 times gross income for all Mortgage Loans (other than Together Mortgage Loans); 3.80 times gross income for Together Mortgage Loans.

(b) Joint applicants - a sum equal to: (1) the higher of 2.75 times the joint gross income of the applicants (3.00 times joint gross income for Together Mortgage Loans), or 3.50 times the highest earning applicant's gross income (3.80 times the highest joint gross income for Together Mortgage Loans) plus (2) the gross income of the other applicant.

Valuation

The Seller requires that a valuation of the Mortgaged Property be obtained either from its in-house valuation department or from an independent firm of professional valuers selected from a panel of approved valuers. Details of professional indemnity insurance held by panel valuers are kept by the Seller. All valuations of Properties are reviewed by the person underwriting the Mortgage Loan and/or the valuation team.

Property Types

The Seller applies the criteria set out below in determining the eligibility of Properties to serve as security for Mortgage Loans. Under these criteria, eligible property types include freehold and leasehold houses, leasehold flats and mixed commercial and residential use properties where there is a separate entrance for the residential part of the Mortgaged Property. In the case of a Mortgage Loan secured by a leasehold property, the Seller requires that the unexpired term of the lease be at least 30 years from the end of the agreed mortgage term, with a minimum remaining term of 50 years from the beginning of the mortgage term.

Certain property types falling outside the criteria may be considered on a case by case basis. However, certain property types will not be considered for the purposes of providing security for a Mortgage Loan. The types of property falling within this category comprise freehold flats, shared ownership or shared equity schemes and properties of non-standard construction of a type considered to be defective.

Loan Amount

Generally, the maximum loan amount is £500,000, but this varies according to the application in question. In exceptional cases, this limit may be exceeded.

Term

Each Mortgage Loan must have an initial term of between 7 and 35 years.

Age of applicant

All Borrowers in respect of non-Together Mortgage Loans must be aged 18 or over. All Borrowers in respect of Together Mortgage Loans must be aged 21 or over. There are no maximum age limits.

Discretion to lend outside Lending Criteria

On a case-by-case basis, and within approved limits as detailed in the Seller's lending policy, the Seller may have determined that, based upon compensating factors, a prospective Borrower who did not strictly qualify under its lending criteria warranted an underwriting exception. Compensating factors may include, but are not limited to, a low LTV ratio, stable employment and time in residence at the applicant's current residence.

Maximum Loan To Value

For Mortgage Loans up to £250,000, the maximum LTV ratio permitted is 95 per cent. of the current market value of the Mortgaged Property determined by the valuation. For Mortgage Loans up to £400,000 the maximum LTV ratio permitted is 90 per cent. of the current market value of the Mortgaged Property determined by relevant valuation. For Mortgage Loans of over £400,000 the maximum LTV ratio permitted is 85 per cent. of the current market value of the Mortgaged Property determined by valuation.

MIG

It is a condition of each Mortgage Loan having an LTV ratio in excess of 75 per cent. that the Seller take out mortgage indemnity insurance with Northern Rock Mortgage Indemnity Company Limited ("**NORMIC**"). Such insurance is intended to provide limited cover in the event of losses being incurred following repossession and sale of a Mortgaged Property from a Borrower in default. The premium is paid by the Seller. The indemnity insurance covers only a portion of the relevant loss and is subject to a cap (both per-Mortgage Loan and on an aggregate basis) on claims that may be made in respect of Mortgage Loans originated in any one year. The policy will not cover all losses suffered in relation to the Mortgage Loans.

SCHEDULE 12

STANDARD DOCUMENTATION

Doc No.	Document	Period in Use
1.	(a) NRBS Mortgage Offer – General Conditions	01/07/95 to 31/12/95
	(b)NRBS Mortgage Offer – General Conditions	01/01/96 to 30/11/96
	(c)NRBS Mortgage Offer – General Conditions	01/12/96 to 30/09/97
2.	NRBS Mortgage Deed	01/07/95 to 30/09/97
3.	NRBS Mortgage Conditions Booklet 1995	01/07/95 to 30/09/97
4.	(a)NR plc Mortgage Offer – General Conditions	01/10/97 to 31/12/97
	(b)NR plc Mortgage Offer – General Conditions	01/12/97 to 31/12/97
	(c)NR plc Mortgage Offer – General Conditions	01/01/98 to 31/05/98
	(d)NR plc Mortgage Offer – General Conditions	01/06/98 to 31/12/98
	(e)NR plc Mortgage Offer – General Conditions	01/01/99 to present
5.	NRBS/NR plc Transitional Mortgage Deed	01/07/97 to 01/10/97
6.	NR plc Mortgage Deed	01/10/97 to present
7.	NR plc Mortgage Conditions 1997	01/10/97 to present
8.	NR plc "Together" Mortgage Deed	01/04/99 to present
9.	Discounted Mortgage Brochures	
10.	Discounted Mortgage Special Conditions	
11.	Cashback Mortgage Brochures	
12.	Cashback Mortgage Special Conditions	
13.	Fixed Rate Mortgage Brochures	
14.	Fixed Rate Mortgage Special Conditions	
15.	Together Mortgage Brochures	

16. Together Mortgage Special Conditions

EXECUTION PAGE

EXECUTED for and on behalf of)
NORTHERN ROCK PLC)
by:)

____
Authorised Signatory

Title: ________________

EXECUTED for and on behalf of)
GRANITE FINANCE TRUSTEES LIMITED)
by:)

____
Director/Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
GRANITE FINANCE FUNDING LIMITED)
by:)

____
Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
THE BANK OF NEW YORK)
by:)

____
Authorised Signatory

Name:

Title:

APPENDIX A

THE INITIAL MORTGAGE LOAN PORTFOLIO

Account No	Property Address	Name of Borrower(s)	Date of Mortgage Completion	Current Balance

EXHIBIT 10.5.1

Amended and Restated Master Definitions Schedule

GRANITE FINANCE TRUSTEES LIMITED

SECOND AMENDED AND RESTATED MASTER DEFINITIONS SCHEDULE

Dated 20 March 2002

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937

RRF: LHC/30507-9/524625

SECOND AMENDED AND RESTATED MASTER DEFINITIONS SCHEDULE

Background

(A) On 26 March 2001, the original Master Definitions Schedule was signed for the purposes of identification by Brown & Wood MNP of Princes Court, 7 Princes Street, London EC2R 8AQ and Clifford Chance Limited Liability Partnership of 200 Aldersgate Street, London EC1A 4JJ.

(B) The parties to a deed of amendment and restatement dated 28 September 2001 agreed to amend and restate that original Master Definitions Schedule pursuant to the provisions set out in that deed of amendment and restatement.

(C) The parties now wish to amend and restate the amended and restated Master Definitions Schedule pursuant to the provisions set out in the Master Definitions Schedule Second Amendment and Restatement Deed.

1. **Definitions**

Words and expressions used in any document which incorporates this clause or to which this clause applies shall have the same meanings as are set out in this Master Definitions Schedule except so far as the context requires otherwise.

"**1925 Act**" means the Law of Property Act 1925;

"**Accession Undertaking**" means a Deed of Accession;

"**Account Bank**" means, in relation to the Mortgages Trustee or Funding, the bank at which the Mortgages Trustee Bank Accounts or, in the case of Funding, the Funding Bank Accounts are maintained from time to time, being (in the case of the Mortgages Trustee) Lloyds TSB Bank plc, Jersey International Branch, 4 Bond Street, St. Helier, Jersey JE4 8ZE, Channel Islands or (in the case of Funding) Lloyds TSB Bank plc, City Office, Bailey Drive, Gillingham Business Park, Kent ME8 0LS or (in either case) any other Authorised Entity appointed by the Mortgages Trustee or Funding in accordance with the Transaction Documents;

"**Accrued Interest**" means, in respect of any Mortgage Loan as at any date (the "**relevant date**"), the aggregate of all interest accrued but not yet due and payable on such Mortgage Loan from and including the Monthly Payment Date immediately preceding the relevant date until (but excluding) the relevant date;

"**Administration Agreement**" means the agreement entered into on or before the Initial Closing Date, between the Administrator, the Mortgages Trustee, Funding, the Seller and the Security Trustee pursuant to which the administrator agrees to provide administration services to the Mortgages Trustee and the Beneficiaries in relation to the Mortgage Loans and their Related Security comprised in the Mortgage Portfolio as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement administration agreement entered into by such parties from time to time;

"**Administration Fee**" has the meaning given to it in Clause 13.1 (*Administration Fee*) of the Administration Agreement;

"**Administration Fee Rate**" means 0.12% per annum (inclusive of VAT) on the amount of the Funding Share of the Trust Property as determined on that Distribution Date in respect of the then current Trust Calculation Period, but only to the extent that the Mortgages Trustee has sufficient funds available to pay such amount in accordance with the Mortgages Trustee Revenue Priority of Payments or, at any time when the Administrator is not Northern Rock, such other amount as set between such substitute administrator and the Mortgages Trustee from time to time;

"**Administration Procedures**" means the administration, arrears and enforcement policies and procedures forming part of the Seller's Policy from time to time or, at any time when the Administrator is not also the Seller, the policies and procedures from time to time which would be adopted by a reasonable, prudent mortgage lender and, in either case, shall include the services set out in Schedule 1 to the Administration Agreement;

"**Administrator**" means Northern Rock or such other person as may from time to time be appointed as administrator of the Mortgage Portfolio pursuant to the Administration Agreement;

"**Administrator Termination Event**" means any of the events specified in Clause 19 (*Termination*) of the Administration Agreement;

"**Alternative Insurance Requirements**" means the Seller's standard document entitled Alternative Insurance Requirements, and any other document containing similar recommendations or requirements which is sent to Borrowers in accordance with the Administration Procedures;

"**Arrears of Interest**" means as at any date and in relation to any Mortgage Loan, interest (other than Capitalised Interest or Accrued Interest) on such Mortgage Loan which is currently due and payable on such date;

"**Asset Trigger Event**" means the event that occurs when an amount is debited to the Class A Principal Deficiency Sub Ledger established for any Issuer with respect to the Class A Notes of that Issuer;

"**Assignment Date**" means the date of assignment of any New Mortgage Portfolio to the Mortgages Trustee in accordance with Clause 4 (*Sale and Purchase of New Mortgage Portfolios*) of the Mortgage Sale Agreement;

"**Assignment of Insurance Contracts**" means an assignment to the Mortgages Trustee of the Seller's right, title, benefit and interest in the Insurance Contracts substantially in the form set out in Schedule 3 (*Assignment of Insurance Contracts*) to the Mortgage Sale Agreement;

"**Auditors**" or "**auditors**" means PricewaterhouseCoopers of 89 Sandyford Road, Newcastle upon Tyne NE99 1PL or such other internationally recognised independent firm of auditors selected from time to time by (in the case of the Mortgages Trustee) the Mortgages Trustee or (in the case of Funding) Funding or (in the case of any Issuer) the relevant Issuer and appointed by the Mortgages Trustee, Funding or, as the case may be, the relevant Issuer;

"**Authorised Entity**" means (a) any entity the short term and secured, unsubordinated, and unguaranteed debt of which is rated at least A-1+ by S&P, P-1 by Moody's and F1+ by Fitch or (b) any other entity approved in writing by the Security Trustee and the Rating Agencies, in each case being an institution authorised to carry on banking business (including accepting deposits) under the Banking Act 1987;

"**Authorised Institution**" means an institution authorised to take deposits under the Banking Act

1987;

"**Authorised Investments**" means:

(a) sterling gilt-edged securities; and

(b) sterling demand or time deposits, certificates of deposit and short-term debt obligations (including commercial paper) (which may include deposits into any account which earns a rate of interest related to LIBOR) provided that in all cases such investments have a maturity date of 90 days or less and mature on or before the next following Payment Date or, in relation to any Mortgages Trustee Bank Account, the next following Distribution Date, and the short-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity or the entity with which the demand or time deposits are made (being an authorised institution under the Banking Act 1987) are rated at least equal to A-1+ by S&P, P-1 by Moody's and F1+ by Fitch or which are otherwise acceptable to the Rating Agencies (if they are notified in advance) to maintain the then-current rating of the Notes;

"**Authorised Signatory**" means in relation to:

(a) any Issuer, any authorised signatory referred to in the relevant Issuer Account Mandates;

(b) the Mortgages Trustee, any authorised signatory referred to in the Mortgages Trustee Account Mandates; and

(c) Funding, any authorised signatory referred to in the Funding Account Mandates;

"Authorised Third Party" means any Person appointed by the Security Trustee pursuant to the terms of Schedule 4 of the Administration Agreement and whom the Rating Agencies have previously confirmed in writing to Funding and the Security Trustee will not cause the then current ratings of the relevant Issuer's Notes to be downgraded, withdrawn or qualified provided that if the responsibilities that such appointed Person will assume include setting the interest rate applicable to any Mortgage Loan, such Person must be a lender in the UK residential mortgage market;

"**Authorised Underpayment**" means a Borrower Underpayment in respect of a Flexible Mortgage Loan which is funded by, and does not exceed the amount of any, Overpayments previously made by the Borrower in respect of such Flexible Mortgage Loan or is otherwise permitted by the Seller in accordance with the relevant Mortgage Conditions;

"**Back-up Functions**" has the meaning specified in Schedule 4 (*Authorised Third Party*) to the Administration Agreement;

"Back-up Trigger Event" means any of the following circumstances:

(i) failure by the Seller to comply with any of its obligations under the Mortgage Sale Agreement;

(ii) a Completion Event and any circumstances in connection therewith; or

(iii) an Administrator Termination Event and any circumstances in connection therewith;

"**BACS**" means the Bankers' Automated Clearing System as amended or supplemented from time to time or any scheme replacing the same;

"**BACS Amounts**" means the amounts to be received by the Collection Banks from Borrowers whether under the Direct Debiting Scheme or otherwise and to be credited by the Collection Banks to the Collection Accounts on each Monthly Payment Date, which each Collection Bank shall credit to the relevant Collection Account;

"**Bank Account Agreement**" means the agreement entered into on or about the Initial Closing Date between the Account Banks, the Mortgages Trustee, Funding and the Security Trustee which governs the operation of the Mortgages Trustee Bank Accounts and the Funding Bank Accounts other than the Funding (Issuer) GIC Accounts, as has been and may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement bank account agreement entered into by such parties from time to time;

"**Bank of England Base Rate**" means the Bank of England's official dealing rate (the repo rate) as set by the UK Monetary Policy Committee and in the event that such rate ceases to exist or becomes inappropriate as an index for the Base Rate Pledge such alternative rate or index, not controlled by the Seller, that the Seller considers to be the most appropriate in the circumstances;

"**Barclays**" means Barclays Bank PLC;

"**Barclays Collection Account**" means the account in the name of Northern Rock as Administrator (sort code 20/59/42, account number 60655996) held with Barclays Bank PLC and maintained subject to the Collection Bank Agreement and/or such other accounts of Northern Rock held with Barclays Bank PLC as may be utilised from time to time for the purpose of collecting sums due to Northern Rock in respect of the Mortgage Loans;

"**Base Rate Pledge**" means the guarantee of the Seller that where Mortgage Loans are eligible to be charged at or based on the Standard Variable Rate (including Fixed Rate Mortgage Loans upon conversion from a Fixed Rate to the Standard Variable Rate) and they are within the Base Rate Pledge Period, the actual variable gross interest rate charged on such Mortgage Loans will be the lower of the following two rates:

(a) the Standard Variable Rate; or

(b) the Bank of England base rate plus a margin of 1.99%;

such variable gross interest rate to be applied as necessary within one month of a change in the Bank of England base rate;

"**Base Rate Pledge Period**" means, in relation to any Mortgage Loan having the benefit of the Base Rate Pledge, the period if any during which the Borrower may be subject to an Early Repayment Charge;

"**Basis Rate Swap**" means, in relation to the First Issuer, the First Issuer Basis Rate Swap and for any other Issuer, the swap transaction documented under the Basis Rate Swap Agreement for such Issuer;

"**Basis Rate Swap Agreement**" means, in relation to the First Issuer, the First Issuer Basis Rate Swap Agreement and for any other Issuer, the ISDA Master Agreement, Schedule and Confirmation thereto entered into among such Issuer, the Basis Rate Swap Provider and the Note Trustee, as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement basis rate swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer;

"**Basis Rate Swap Provider**" means in relation to the First Issuer, the First Issuer Basis Rate Swap Provider and for any other Issuer the basis rate swap provider for such Issuer appointed from time to time in accordance with the relevant Issuer Transaction Documents;

"**Basis Rate Swap Provider Default**" means the occurrence of an Event of Default (as defined in the relevant Basis Rate Swap Agreement) under a Basis Rate Swap Agreement where the Basis Rate Swap Provider is the Defaulting Party (as defined in the relevant Basis Rate Swap Agreement);

"**Beneficiaries**" means both Funding and the Seller together, as beneficiaries of the Mortgages Trust and "**Beneficiary**" means either of them;

"**Block Buildings Policy**" means the block buildings insurance policies listed in paragraph 2 of Schedule 4 (*Insurance Contracts*) to the Mortgage Sale Agreement and any endorsements or extensions thereto as issued from time to time and any additional, replacement or substitute block insurance policy which relates to Mortgage Loans in the Mortgages Trust from time to time;

"**Borrower**" means, in relation to each Mortgage Loan, the person or persons who is or are named and defined as such in the relevant Mortgage Deed or such other person or persons (other than a guarantor) who shall become legally obligated to comply with such Borrower's obligations under the related Mortgage Loan;

"**Borrower Underpayment**" means a situation where a Borrower makes a Monthly Payment on its Mortgage Loan which is less than the required Monthly Payment for that month;

"**Buildings Policies**" means

(a) all buildings insurance policies relating to freehold Mortgaged Properties which have been taken out in the name of the relevant Borrower or in the name of the Borrower and the Seller or in the name of the Borrower with the Seller's interest noted, in accordance with the applicable Mortgage Conditions or the Alternative Insurance Requirements, including, without limitation, the Block Buildings Policy; and

(b) all landlord's buildings insurance policies relating to leasehold Mortgaged Properties;

"**Business Day**" means, in relation to the First Issuer Notes and the First Issuer Intercompany Loan, a day that is a London Business Day and a New York Business Day;

"**Capital Balance**" means, in relation to any Mortgage Loan at any date, the principal balance of that Mortgage Loan to which the Seller applies the relevant interest rate at which interest on each Mortgage Loan applies;

"**Capital Payment**" means a Monthly Payment made by a Borrower under a Mortgage Loan (other than a Flexible Mortgage Loan) that is greater by £200 or more than the amount due for that month, and in respect of which the Borrower has notified the Seller that such overpayment is intended to reduce the Capital Balance of the related Mortgage Loan;

"**Capitalised Arrears**" means, in relation to any Mortgage Loan at any date, interest or other amounts which are overdue in respect of such Mortgage Loan and which as at such date have been added to the Capital Balance of such Mortgage Loan either in accordance with the Mortgage Conditions or otherwise by arrangement with the relevant Borrower;

"**Capitalised Interest**" means, in relation to any Mortgage Loan at any date, interest which is overdue in respect of such Mortgage Loan and which as at such date has been added to the Capital Balance of such Mortgage Loan in accordance with the Mortgage Conditions or otherwise by arrangement with the relevant Borrower (excluding for the avoidance of doubt any Arrears of Interest which have not been so capitalised on such date);

"**Cash**" means cash and/or amounts standing to the credit of a bank account, as the context shall require;

"**Cashback**" means, in relation to any Mortgage Loan, the agreement by the Seller to pay an amount to the relevant Borrower upon completion of the relevant Mortgage Loan;

"**Cash Management Agreement**" means the cash management agreement entered into on or before the Initial Closing Date between the Cash Manager, the Mortgages Trustee, Funding and the Security Trustee as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement cash management agreement entered into by such parties from time to time in accordance with the Transaction Documents;

"**Cash Management Services**" means, in relation to the any Issuer, the services to be provided to such Issuer and the Note Trustee pursuant to the Issuer Cash Management Agreement and in relation to the Mortgages Trustee and Funding, the services to be provided to the Mortgages Trustee and Funding pursuant to the Cash Management Agreement;

"**Cash Manager**" means Northern Rock or such other person or persons for the time being acting, pursuant to the Cash Management Agreement, as agent for the Mortgages Trustee, Funding and (following enforcement of the Funding Security) the Security Trustee for the purposes of, *inter alia,* managing all cash transactions and maintaining certain ledgers on behalf of the Mortgages Trustee, Funding and (following enforcement of the Funding Security) the Security Trustee;

"**Cash Manager Termination Event**" has the meaning given in Clause 12.1 (*Termination*) of the Cash Management Agreement;

"**Cash Re-Draw**" means a cash payment granted and made by the Seller in accordance with the Mortgage Conditions at the request of a Borrower after such Borrower has made an Overpayment in respect of any Flexible Mortgage Loan but only to the extent of the Overpayment so made. The Seller is solely responsible for funding any such Cash Re-draw;

"**Cash Re-Draw Amount**" means, in relation to any Cash Re-Draw, the amount of monies advanced by the Seller to the relevant Borrower in respect of such Cash Re-Draw;

"**Cash Re-Draws Sub Ledger**" means the sub-ledger of the Re-Draws Ledger, which will be established by the Cash Manager on the Initial Closing Date in order to record any Cash Re-Draws made on Flexible Mortgage Loans in the Trust Property;

"**Class A Notes**" means, in relation to the First Issuer, the Series 1 Class A Notes and the Series 2 Class A Notes or any of them as the context may require and, in relation to any New Issuer, the Class A Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Class A Principal Deficiency Sub Ledger**" means, in relation to any Issuer, the sub-ledger of the Issuer Principal Deficiency Ledger of such Issuer corresponding to the Class A Notes issued by such Issuer;

"**Class B Notes**" means, in relation to the First Issuer, the Series 1 Class B Notes and the Series 2 Class B Notes or any of them as the context may require and, in relation to any New Issuer, the Class B Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Class B Principal Deficiency Sub Ledger**" means, in relation to any Issuer, the sub-ledger of the Issuer Principal Deficiency Ledger of such Issuer corresponding to the Class B Notes issued by such

Issuer;

"**Class C Notes**" means, in relation to the First Issuer, the Series 1 Class C Notes and the Series 2 Class C Notes or any of them as the context may require and, in relation to any New Issuer, the Class C Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Class C Principal Deficiency Sub Ledger**" means, in relation to any Issuer, the sub-ledger of the Issuer Principal Deficiency Ledger of such Issuer corresponding to the Class C Notes issued by such Issuer;

"**Class D Notes**" means, in relation to the Second Issuer, the Series 2 Class D Notes and in relation to any New Issuer, the Class D Notes as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Clearstream, Luxembourg**" means Clearstream Banking, société anonyme;

"**Closing Date**" means, in relation to the First Issuer, the Initial Closing Date and, in relation to any New Issuer, the date of any issue of New Notes by a New Issuer;

"**Closing Trust Property**" means the Initial Mortgage Portfolio assigned by the Seller to the Mortgages Trustee on the Initial Closing Date;

"**Collection Account**" means the Barclays Collection Account, the Lloyds TSB Collection Account and any other account in the name of Northern Rock which is from time to time used for the purpose of collecting, directly or indirectly, monies due in respect of Mortgage Loans and/or the Related Security;

"**Collection Bank**" means any of Barclays, acting through its branch at Percy Street, Newcastle upon Tyne NE99 1JP and Lloyds TSB acting through its branch at City Office, Bailey Drive, Gillingham Business Park, Kent ME8 0LS and/or such other banks as may be appointed from time to time under and in accordance with the Transaction Documents;

"**Collection Bank Agreement**" means the collection bank agreement entered into on or about the Initial Closing Date between the Collection Banks, Mortgages Trustee, Funding, the Seller and the Administrator as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement collection bank agreement entered into by such parties from time to time in accordance with the Transaction Documents;

"**Common Depositary**" means Citibank, N.A., in its capacity as common depositary for Euroclear and Clearstream, Luxembourg, in relation to the First Issuer Notes, the CDIs (as defined in the Issuer Master Definitions Schedule relating to the First Issuer) and, in relation to any New Notes, the Reg S Global Note Certificates;

"**Completion Event**" means a Perfection Event;

"**Conditions**" or "**Terms and Conditions**" means in relation to any Notes issued by any Issuer, the terms and conditions to be endorsed on such Notes in the form or substantially in the form scheduled to the Trust Deed entered into by such Issuer with the Note Trustee and others, as any of the same may from time to time be amended, varied or restated in accordance with the provisions of such Trust Deed, and any reference to a numbered Condition shall be construed accordingly;

"**Contingency Insurance Policy**" means the contingency insurance policy identified in paragraph 2(d) of Schedule 4 (*Insurance Contracts*) to the Mortgage Sale Agreement and any endorsements or extensions thereto as issued from time to time and any additional, replacement or substitute contingency insurance policy which relates to Mortgage Loans in the Mortgages Trust from time to time;

"**Contributions**" means the consideration in the form of cash provided to the Mortgages Trustee by any Beneficiary in respect of the share of such Beneficiary in the Trust Property under the Mortgages Trust Deed, being any of an Initial Contribution, a Further Contribution or a Deferred Contribution;

"**Contributions Ledger**" means the ledger created to record (i) the making by Funding to the Mortgages Trustee of Contributions to the Mortgages Trust pursuant to the Mortgages Trust Deed (ii) the making by the Seller to the Mortgages Trustee of Contributions to the Mortgages Trust pursuant to the Mortgages Trust Deed (iii) the payment by the Mortgages Trustee to the Seller of either (a) amounts of Initial Purchase Price for the sale of any New Mortgage Portfolio which is acquired by the Mortgages Trustee from the Seller under the provisions of Mortgage Sale Agreement (b) amounts of Deferred Purchase Price in accordance with the Mortgage Sale Agreement and (iv) the payment by the Mortgages Trustee to the Seller of any Special Distribution in accordance with the Mortgages Trust Deed;

"**Controlled Amortisation Amount**" means on any Payment Date prior to the occurrence of a Trigger Event or enforcement of the Issuer Security:

(a) in relation to any Note or class of Notes issued by an Issuer which is a Controlled Amortisation Note, the maximum aggregate principal amount which may be repaid by such Issuer to the relevant Noteholder or Noteholders of such class on such Payment Date in accordance with the relevant Conditions and the Issuer Cash Management Agreement of such Issuer; or

(b) in relation to the Intercompany Loan of any Issuer, the maximum aggregate principal amount which may be repaid by Funding to such Issuer in respect of such Intercompany Loan on such Payment Date (which will be equal to the aggregate of the Controlled Amortisation Amounts due on such Payment Date under the Notes issued by such Issuer);

"**Controlled Amortisation Note**" means any Note issued by an Issuer pursuant to which prior to the occurrence of a Trigger Event or enforcement of the Issuer Security, the Conditions of such Note impose a limit on the amount of principal which may be repaid by such Issuer to the relevant Noteholder in respect of such Note on any Payment Date ;

"**Corporate Services Agreement**" means

(a) in relation to any Issuer, the corporate services agreement entered into on or before the Closing Date of the issue of the relevant Notes among, *inter alios*, the relevant Corporate Services Provider, Holdings, the Post-Enforcement Call Option Holder and such Issuer, for the provision by the Corporate Services Provider of certain corporate services, and

(b) in relation to the Mortgages Trustee or Funding, the corporate services agreement entered into on or before the Initial Closing Date between the relevant Corporate Services Provider and the Mortgages Trustee or Funding (as the case may be) for the provision by the relevant Corporate Services Provider of certain corporate services with respect to the Mortgages Trustee or Funding,

in each case as it has been and may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement corporate services agreements entered into by such parties from time to time in accordance with the Transaction Documents;

"**Corporate Services Provider**" means in relation to any Issuer, Law Debenture Corporate Services Limited, in relation to Funding, Mourant & Co. Capital (SPV) Limited, and in relation to the Mortgages Trustee, Mourant & Co. Limited, or any other person or persons for the time being acting as corporate services provider under the relevant Corporate Services Agreement;

"**CPR**" means, unless otherwise defined in the text of the relevant Transaction Document, the constant rate of scheduled and unscheduled repayments on the Mortgage Loans in the Mortgage Portfolio each month relative to the aggregate principal amount outstanding of such Mortgage Loans;

"**Currency Swap Agreement**" means, for any Issuer, the ISDA Master Agreement(s), Schedule(s) and Confirmation(s) thereto entered into among such Issuer, the relevant Currency Swap Provider and the Note Trustee, as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement currency swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer;

"**Currency Swap Provider**" means in relation to any Issuer the swap counterparty to such Issuer under any relevant Currency Swap Agreement of such Issuer;

"**Currency Swap Provider Default**" means the occurrence of an Event of Default (as defined in the relevant Currency Swap Agreement) under a Currency Swap Agreement where the Currency Swap Provider is the Defaulting Party (as defined in the relevant Currency Swap Agreement);

"**Current Balance**" means in relation to any Mortgage Loan as at any given date, the aggregate (but avoiding double counting) of (i) the original principal amount advanced to the relevant Borrower and any Further Advances on or before the given date to the relevant Borrower secured or intended to be secured by the related Mortgage; and (ii) the amount of any Re-Draw under any Flexible Mortgage Loan secured or intended to be secured by the related Mortgage; and (iii) any interest, disbursement, legal expense, fee, charge, rent, service charge, premium or payment which has been properly capitalised in accordance with the relevant Mortgage Conditions or with the relevant Borrower's consent and added to the amounts secured or intended to be secured by such Mortgage Loan (including interest capitalised on any Re-Draw under a Flexible Mortgage Loan); (iv) any other amount (other than unpaid interest) which is due or accrued (whether or not due) and which has not been paid by the relevant Borrower and has not been capitalised in accordance with the relevant Mortgage Conditions or with the relevant Borrower's consent but which is secured or intended to be secured by that Mortgage Loan, as at the end of the London Business Day immediately preceding that given date less any repayment or payment of any of the foregoing made on or before the end of the London Business Day immediately preceding that given date and excluding any retentions made but not released and any Further Advances committed to be made but not made by the end of the London Business Day immediately preceding that given date;

"**Current Funding Share**" means the amount of Trust Property beneficially owned by Funding from time to time, as determined in accordance with Clause 8 (*Adjustment of Funding Share Percentage and Seller Share Percentage*) of the Mortgages Trust Deed;

"**Current Funding Share Percentage**" means the percentage share of Funding in the Trust Property from time to time, as determined in accordance with Clause 8 (*Adjustment of Funding Share Percentage and Seller Share Percentage*) of the Mortgages Trust Deed;

"**Current Seller Share**" means the amount of Trust Property beneficially owned by the Seller from time to time, as determined in accordance with Clause 8 (*Adjustment of Funding Share Percentage and Seller Share Percentage*) of the Mortgages Trust Deed;

"**Current Seller Share Percentage**" means the percentage share of the Seller in the Trust Property from time to time as determined in accordance with Clause 8 (*Adjustment of Funding Share Percentage and Seller Share Percentage*) of the Mortgages Trust Deed;

"**Deed of Accession**" means a deed executed by, *inter alios*, Funding, the Security Trustee and the Note Trustee and any New Funding Secured Creditor in the form set out in Schedule 2 to the Funding Deed of Charge or, any other form of deed as agreed between the parties;

"**Deed of Consent**" means a deed whereby a person in or intended to be in occupation of a Mortgaged Property agrees with the Seller to postpone his or her interest (if any) in the Mortgaged Property so that it ranks after the interest of the Seller created by the relevant Mortgage;

"**Deed of Postponement**" means a deed whereby a mortgagee of a Mortgaged Property agrees with the Seller to postpone its mortgage over the Mortgaged Property so that the sums secured by it will rank for repayment after the sums secured by the relevant Mortgage;

"**Deferred Contribution**" means the consideration in the form of cash payable by Funding to the Mortgages Trustee from time to time in respect of the Funding Share of the Trust Property pursuant to and in accordance with the Mortgages Trust Deed and/or the Funding Deed of Charge including, for the avoidance of doubt, Final Deferred Contribution (which Contribution will fund the payment to the Seller by the Mortgages Trustee of amounts of Deferred Purchase Price payable by the Mortgages Trustee to the Seller from time to time pursuant to and in accordance with the Mortgage Sale Agreement);

"**Deferred Purchase Price**" means that portion of the Purchase Price for the sale and assignment of the Initial Mortgage Portfolio or of any New Mortgage Portfolio assigned to the Mortgages Trustee which is not paid to the Seller on the Initial Closing Date or, in the case of any New Mortgage Portfolio, on the relevant Assignment Date and which is to be paid by the Mortgages Trustee to the Seller from time to time from Deferred Contributions received by the Mortgages Trustee from Funding and otherwise in accordance with the Mortgage Sale Agreement;

"**Direct Debit**" means a payment made pursuant to the Direct Debiting Scheme;

"**Direct Debiting Scheme**" means the scheme for the manual or automated debiting of bank accounts operated in accordance with the detailed rules of certain members of the Association for Payment Clearing Services;

"**Distribution Date**" means the London Business Day as determined by the Cash Manager falling no later than 6 Business Days after each Trust Determination Date;

"**Distribution Period**" means the period from, and including, a Distribution Date to, but excluding, the next following Distribution Date or, in relation to the first Distribution Period, the period from and including the relevant Closing Date to, but excluding, the first Distribution Date;

"**Drawdown Date**" means, in respect of the First Issuer Intercompany Loan, the Initial Closing Date, and in respect of any New Intercompany Loan, the date on which such New Intercompany Loan is made to Funding by any New Issuer;

"**Drawdown Notice**" means, in respect of an Intercompany Loan, a notice delivered by Funding to the relevant Issuer and the Security Trustee requesting a drawing under that Intercompany Loan

Agreement;

"**DTC**" means The Depository Trust Company;

"**Early Repayment Charge**" means any charge or fee which the Mortgage Conditions applicable to a Mortgage Loan require the relevant Borrower to pay in the event that all or part of that Mortgage Loan is repaid before a certain date, including without limitation repayment of any "cashback";

"**Encumbrance**" has the same meaning as "**Security Interest**";

"**Enforcement Procedures**" means the procedures for the enforcement of Mortgages undertaken by the Administrator from time to time in accordance with the Administration Procedures;

"**Euroclear**" means Euroclear Bank S.A./N.V., as operator of the Euroclear System;

"**Event of Default**" means, as the context requires, any of the following:

(a) in relation to the First Issuer Notes, a First Issuer Note Event of Default;

(b) in relation to the New Notes issued by any New Issuer, a Note Event of Default pursuant to the Terms and Conditions of such New Notes;

(c) in relation to the First Intercompany Loan Agreement, a First Issuer Intercompany Loan Event of Default; or

(d) in relation to any New Intercompany Loan Agreement, the occurrence of an event of default pursuant to the Intercompany Loan Terms and Conditions of such New Issuer;

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**Existing Borrower's Re-Fix Rate**" means at any date the fixed rate then being offered to those of the Seller's existing Borrowers who at that date are seeking to fix the rate of interest payable under their existing Fixed Rate Mortgage Loan with the Seller for the applicable period;

"**Final Deferred Contribution**" has the meaning given to it in the Mortgages Trust Deed;

"**Final Repayment Date**" means, in respect of the First Issuer Intercompany Loan, the Payment Date falling in January, 2041 and in relation to any New Intercompany Loan the date specified under the relevant Issuer Transaction Documents and as defined in the relevant Issuer Master Definitions Schedule;

"**Financial Period**" means a Financial Year or any other period in respect of which accounts are required to be prepared and certified by the auditors of the relevant company to enable it to comply with all relevant legal and accounting requirements and all requirements of any stock exchange on which any securities of the company are listed;

"**First Issuer**" means Granite Mortgages 01-1 plc;

"**First Issuer Liquidity Required Amount**" means an amount as of any Payment Date equal to the excess, if any, of 3% of the aggregate outstanding balance of the Notes on that Payment Date over amounts standing to the credit of the Issuer Reserve Fund on that Payment Date;

"**Fitch**" means Fitch Ratings Limited and includes any successor to its ratings business;

"**Fixed Rate Mortgage Loan**" means a Mortgage Loan which is subject to a fixed rate of interest set by reference to a predetermined rate or series of rates for a fixed period or periods;

"**Fixed Rate Period**" means, in relation to any Fixed Rate Mortgage Loan or other Mortgage Loan offered with a Fixed Rate, the period agreed between the Borrower and the Seller or Administrator (as applicable) as set out under the terms and conditions of such Mortgage Loan during which the interest rate applicable to such Mortgage Loan will remain fixed;

"**Flexible Cash Re-Draw Capacity**" has the meaning given to it in Clause 9.2 (*Fluctuation of Minimum Seller Share on Distribution Date*) of the Mortgages Trust Deed;

"**Flexible Mortgage Loan**" means a type of Mortgage Loan product that typically incorporates features that give the Borrower options (which may be subject to certain conditions) to, among other things, make further drawings on the mortgage loan account and/or to overpay or underpay interest and principal in a given month and/or to take a Payment Holiday;

"**Flexible Overpayments Sub Ledger**" means the sub-ledger of the Overpayments Ledger which will be established by the Cash Manager on the Initial Closing Date in order to record any Overpayments made on Flexible Mortgage Loans;

"**Funding**" means Granite Finance Funding Limited, a company incorporated with limited liability in Jersey, registered number 79308;

"**Funding Available Principal Receipts**" in respect of any Payment Date will be calculated by the Cash Manager or otherwise on behalf of Funding (or, following enforcement of the Funding Security, the Security Trustee) on the Distribution Date immediately preceding such Payment Date and will be an amount equal to the sum of all Funding Principal Receipts received by Funding from the Mortgages Trustee during the Interest Period ending on the relevant Payment Date; provided that, subject as otherwise provided in the Transaction Documents, for the purpose only of determining the amount of Funding Available Principal Receipts which may be allocated and paid to any Issuer (but not to any other Issuer) following an enforcement of the Issuer Security relating to that Issuer, it may also include (i) the aggregate of any amounts standing to the credit of the Issuer Liquidity Reserve Ledger, if any, and the Issuer Reserve Fund Ledger of such Issuer remaining on that Payment Date after the application of such reserve funds in accordance with the Funding Pre-Enforcement Revenue Priority of Payments and (ii) in certain circumstances (as described in the rules set out in the Funding Pre-Enforcement Revenue Priority of Payments in Part I of Schedule 3 of the Funding Deed of Charge) that Issuer's portion of any Shared Issuer Principal Receipts for the relevant Payment Date;

"**Funding Available Revenue Receipts**" in respect of any Payment Date will be calculated by the Cash Manager on the Distribution Date immediately preceding such Payment Date and will be an amount equal to the sum of:

(1) all Mortgages Trustee Available Revenue Receipts distributed to Funding during the Interest Period ending on the relevant Payment Date;

(2) other net income of Funding including all amounts of interest received on the Funding GIC Account and the Funding Transaction Account, and/or all income from Authorised Investments, in each case to be received on or prior to the relevant Payment Date; and

(3) the amount standing to the credit of the Funding Reserve Ledger,

PROVIDED THAT for the purpose only of the payments to be made to any Issuer on the relevant Payment Date in respect of the Intercompany Loan made by that Issuer (but not for the purpose of any other payment to be made by Funding on the relevant Payment Date including any payment in respect of any other Intercompany Loan made by any other Issuer), it shall also include the sum of:

(4) the amount standing to the credit of the Issuer Reserve Fund Ledger in respect of such Issuer (but not in respect of any other Issuer), subject to any limits or conditions on the purposes for which that reserve may be utilised as set out in the Funding Deed of Charge; and

(5) the amount standing to the credit of the Issuer Liquidity Reserve Ledger, if any, in respect of such Issuer (but not in respect of any other Issuer), subject to any limits or conditions on the purposes for which that reserve may be utilised as set out in the Funding Deed of Charge.

"**Funding Bank Accounts**" means the Funding GIC Account, the Funding Transaction Account and the Funding (First Issuer) GIC Account and each other Funding (Issuer) GIC Account established after the Initial Closing Date and each such additional or replacement account in the name of Funding that may be opened with the prior approval of the Security Trustee after the Initial Closing Date;

"**Funding Charged Property**" means the property, assets and undertakings of Funding which from time to time are or are expressed to be mortgaged, charged, assigned, pledged or otherwise encumbered to, or in favour of the Security Trustee for itself and for the Funding Secured Creditors under the Funding Deed of Charge or any other Funding Transaction Document;

"**Funding Deed of Charge**" means the deed of charge entered into on or about the Initial Closing Date between Funding, the Security Trustee, the First Issuer, the Corporate Services Provider, the Account Bank, the Funding GIC Provider, the Mortgages Trustee, the Start-up Loan Provider and the Cash Manager and the Schedules thereto and each Deed of Accession or Accession Undertaking entered into in connection therewith as may be amended, restated, novated, varied or supplemented from time to time;

"**Funding (First Issuer) Bank Account Agreement**" means the agreement entered into on or about the Initial Closing Date between Funding, the Cash Manager, the Security Trustee and the Account Bank which governs the operation of the Funding (First Issuer) GIC Account as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement Funding (first issuer) bank account agreement entered into by such parties from time to time in accordance with the Transaction Documents;

"**Funding (First Issuer) GIC Account**" the account in the name of Funding (sort code 30-15-57, account number 00001933, reference: GRANITE011GI) held at the Account Bank and maintained subject to the terms of the Funding (First Issuer) Guaranteed Investment Contract, the Funding (First Issuer) Bank Account Agreement and the Funding Deed of Charge or such additional or replacement account as may for the time being be in place with the prior consent of the Security Trustee;

"**Funding (First Issuer) GIC Account Mandate**" means the resolutions, instructions and signature authorities relating to the Funding (First Issuer) GIC Account substantially in the form set out in Schedule 1 to the Funding (First Issuer) Bank Account Agreement;

"**Funding (First Issuer) Guaranteed Investment Contract**" means the guaranteed investment contract entered into on or about the Initial Closing Date between Funding, the Funding GIC Provider, the Security Trustee and the Cash Manager under which the Funding GIC Provider agrees to pay Funding a guaranteed rate of interest on the balance from time to time of the Funding (First Issuer) GIC Account, as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement guaranteed investment contract entered into by Funding from time to time in accordance with the Transaction Documents;

"**Funding (Issuer) Bank Account Agreement**" means, in relation to any Issuer, the agreement entered into on or about the relevant Closing Date between Funding, the Cash Manager, the Security Trustee and the Account Bank which governs the operation of the Funding (Issuer) GIC Account and shall include any additional and/or replacement Funding (Issuer) bank account agreement entered into by such parties from time to time in accordance with the Transaction Documents;

"**Funding (Issuer) GIC Account**" means, in relation to any Issuer, the account in the name of Funding held at the Account Bank and maintained subject to the terms of the relevant Funding (Issuer) Guaranteed Investment Contract, the relevant Funding (Issuer) Bank Account Agreement and the Funding Deed of Charge or such additional or replacement account as may for the time being be in place with the prior consent of the Security Trustee;

"**Funding (Issuer) Guaranteed Investment Contract**" means, in relation to any Issuer, the guaranteed investment contract entered into on about the relevant Closing Date between Funding, the Funding GIC Provider, the Security Trustee and the Cash Manager under which the Funding GIC Provider agrees to pay Funding a guaranteed rate of interest on the balance from time to time of the relevant Funding (Issuer) GIC Account, as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement guaranteed investment contract entered into by Funding from time to time in accordance with the Transaction Documents;

"**Funding GIC Account Mandate**" means the resolutions, instructions and signature authorities relating to the Funding GIC Account substantially in the form set out in Schedule 1 to the Bank Account Agreement;

"**Funding GIC Provider**" means Lloyds TSB Bank plc acting through its office at Treasury Division, 25 Monument Street, London or such other person or persons as are for the time being the GIC provider to Funding under the Funding Guaranteed Investment Contract and any Funding (Issuer) Guaranteed Investment Contract;

"**Funding Guaranteed Investment Contract**" means the guaranteed investment contract entered into on or about the Initial Closing Date between Funding, the Funding GIC Provider, the Cash Manager and the Security Trustee under which the Funding GIC Provider agrees to pay Funding a guaranteed rate of interest on the balance from time to time of the Funding GIC Account as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement guaranteed investment contract entered into by Funding in accordance with the Transaction Documents;

"**Funding Jersey Secured Property**" means, at any time, the Funding Charged Property which is situated in Jersey at such time;

"**Funding Ledgers**" means the Funding Principal Ledger, the Funding Revenue Ledger, the Funding Reserve Ledger, the Funding Principal Deficiency Ledger, the Intercompany Loan Ledger and each Issuer Reserve Fund Ledger and each Issuer Liquidity Reserve Ledger;

"**Funding Post-Enforcement Priority of Payments**" means the rules and the order of priority in which Funding Available Revenue Receipts, Funding Available Principal Receipts and all other monies, income, receipts and recoveries of Funding or the Security Trustee or any Receiver of Funding and the proceeds of enforcement of the Funding Security are to be applied following service of an Intercompany Loan Enforcement Notice or otherwise following an enforcement of the Funding Security as set out in Part III of Schedule 3 (*Funding Priority of Payments*) to the Funding Deed of

Charge, as the same may be amended, varied or superseded from time to time in accordance with the terms of the Funding Deed of Charge;

"**Funding Pre-Enforcement Principal Priority of Payments**" means the rules and the order of priority in which Funding Available Principal Receipts will be applied prior to the enforcement of the Funding Security as set out in Part II of Schedule 3 (*Funding Priority of Payments*) to the Funding Deed of Charge, as the same may be amended, varied or superseded from time to time in accordance with the terms of the Funding Deed of Charge;

"**Funding Pre-Enforcement Revenue Priority of Payments**" means the rules and the order of priority in which Funding Available Revenue Receipts will be applied prior to the enforcement of the Funding Security as set out in Part I of Schedule 3 (*Funding Priority of Payments*) to the Funding Deed of Charge, as the same may be amended, varied or superseded from time to time in accordance with the terms of the Funding Deed of Charge;

"**Funding Principal Deficiency Ledger**" means the ledger maintained by the Cash Manager in the name of Funding pursuant to the Cash Management Agreement to record the aggregate position of the Principal Deficiency Ledgers of all Issuers as to Losses on the Mortgage Loans and the application of Funding Available Principal Receipts to fund the Issuer Liquidity Reserve Funds;

"**Funding Principal Ledger**" means the ledger maintained by the Cash Manager in the name of Funding pursuant to the Cash Management Agreement to record receipts and payments of Funding Principal Receipts;

"**Funding Principal Receipts**" means the Principal Receipts received by Funding from the Mortgages Trustee on each Distribution Date;

"**Funding Priority of Payments**" means, as applicable, any of the Funding Pre-Enforcement Revenue Priority of Payments, the Funding Pre-Enforcement Principal Priority of Payments or the Funding Post-Enforcement Priority of Payments;

"**Funding Reserve Fund**" means the reserve fund established in the name of Funding on the Initial Closing Date in an amount up to the Funding Reserve Required Amount, which prior to enforcement may be (a) allocated among Issuers to help meet any deficit in Funding Available Revenue Receipts and thereby any deficit recorded on the Issuer Principal Deficiency Ledgers and/or (b) utilised to fund initial reserves and other expenses in connection with the issuance of Notes by New Issuers;

"**Funding Reserve Ledger**" means the ledger maintained by the Cash Manager in the name of Funding pursuant to the Cash Management Agreement to record the amount standing to the credit of the Funding Reserve Fund from time to time;

"**Funding Reserve Required Amount**" means the amount from time to time which is equal to the sum of (1) £200,000 plus (2) the product of 0.50 per cent. and the greater of (a) the aggregate Principal Amount Outstanding of the Notes outstanding of all Issuers on the relevant determination date and (b) the aggregate Outstanding Principal Balance of the Intercompany Loans of all Issuers on the relevant determination date, or such other amount as may be agreed from time to time with the Rating Agencies. As at the Initial Closing Date, the Funding reserve required amount will be zero;

"**Funding Revenue Ledger**" means the ledger maintained by the Cash Manager in the name of Funding pursuant to the Cash Management Agreement to record all monies received by Funding during an Interest Period other than the Funding Principal Receipts;

"**Funding Revenue Receipts**" means the Mortgages Trustee Available Revenue Receipts received by Funding from the Mortgages Trustee on each Distribution Date;

"**Funding Secured Creditors**" means the Security Trustee (and any Receiver of Funding appointed pursuant to the Funding Deed of Charge), the First Issuer, the Corporate Services Provider in relation to Funding, the Account Bank, the Funding GIC Provider, the Mortgages Trustee, the Start-up Loan Provider, the Cash Manager and each New Funding Secured Creditor who accedes to the Funding Deed of Charge from time to time pursuant to a Deed of Accession (including, for the avoidance of doubt, any New Issuer);

"**Funding Secured Obligations**" means any and all of the monies, obligations and liabilities which Funding covenants to pay or discharge under or pursuant to Clause 2 (*Covenant to pay and to Perform*) of the Funding Deed of Charge and all other amounts owed by it to the Funding Secured Creditors pursuant to the Funding Transaction Documents;

"**Funding Security**" means the security granted by Funding under or pursuant to the Funding Deed of Charge in favour of the Security Trustee for the benefit of the Funding Secured Creditors or any of them including the security granted by Funding under or pursuant to any Deed of Accession;

"**Funding Share**" means, prior to the first Distribution Date, the Initial Funding Share and thereafter means the Current Funding Share;

"**Funding Share Percentage**" means, prior to the first Distribution Date, the Initial Funding Share Percentage and thereafter means the Current Funding Share Percentage;

"**Funding Share/Seller Share Ledger**" means the ledger to be maintained by the Cash Manager, on behalf of the Mortgages Trustee and the Beneficiaries, to record the Current Funding Share, the Current Funding Share Percentage, the Current Seller Share and the Current Seller Share Percentage of the Trust Property;

"**Funding Transaction Account**" means the account in the name of Funding (account no. 0625898, sort code 30-00-02) held with the Account Bank and maintained subject to the terms of the Bank Account Agreement and the Funding Deed of Charge or any additional or replacement account as may for the time being be in place with the prior consent of the Security Trustee;

"**Funding Transaction Account Mandate**" means the resolutions, instructions and signature authorities relating to the Funding Transaction Account substantially in the form set out in Schedule 1 to the Bank Account Agreement;

"**Funding Transaction Document**" means each of the following documents:

(a) the Mortgages Trust Deed;

(b) the Mortgage Sale Agreement;

(c) the Administration Agreement;

(d) the Funding Deed of Charge;

(e) the Corporate Services Agreement;

(f) the Bank Account Agreement;

(g) the Funding (Issuer) Bank Account Agreement;

(h) the Funding Guaranteed Investment Contract;

(i) the Funding (Issuer) Guaranteed Investment Contract;

(j) the Cash Management Agreement;

(k) the Start-up Loan Agreement;

(l) each New Start-up Loan Agreement to be entered into by Funding after the Initial Closing Date;

(m) the Collection Bank Agreement;

(n) the First Issuer Intercompany Loan Agreement;

(o) each New Intercompany Loan Agreement to be entered into by Funding after the date hereof; and

(p) each other deed, document, agreement, instrument or certificate entered into or to be entered into by Funding pursuant to or in connection with any of the documents set out in paragraphs (a) through (o) above including any agreement entered into by Funding as a replacement of any of the above agreements upon the termination thereof;

"**Further Advance**" means, in relation to a Mortgage Loan, any advance of further money to the relevant Borrower following the making of the initial advance of monies in respect of such Mortgage Loan (the "**Initial Advance**") which is secured by the same Mortgage as the Initial Advance but does not include the amount of any retention advanced to the relevant Borrower as part of the Initial Advance after completion of the Mortgage and does not include any Re-Draw;

"**Further Contribution**" means the consideration in the form of cash payable to the Mortgages Trustee by any Beneficiary to increase the Funding Share or, as the case may be, the Seller Share of the Trust Property pursuant to and in accordance with the Mortgages Trust Deed but excluding any Initial Contribution or Deferred Contribution paid by Funding to the Mortgages Trustee;

"**GIC Provider**" means in relation to any person the provider of guaranteed investment services to such person pursuant to a guaranteed investment contract;

"**Guarantee**" means each guarantee in support of the obligations of a Borrower under a Mortgage Loan;

"**Holdings**" means Granite Finance Holdings Limited, a private limited company incorporated under the laws of England and Wales, registered number 4127787;

"**ICTA**" means the Income and Corporation Tax Act 1988;

"**in Arrears**" or "**in arrears**" means, in respect of a Mortgage Account, that amount equal in the aggregate to one or more Monthly Payments in respect of such Mortgage Account are overdue and unpaid by a Borrower;

"**Independent Certificates**" means certificates of independent parties in accordance with Trust Indenture Act Sections 314(c) and 314(d)(1);

"**Initial Closing Date**" means 26 March 2001;

"**Initial Contribution**" the consideration in the form of cash payable by Funding to the Mortgages Trustee in respect of the Funding Share of the Trust Property pursuant to and in accordance with the

Mortgages Trust Deed, which Contribution is to fund the payment to the Seller by the Mortgages Trustee of (and is equal to) the Initial Purchase Price in respect of the Initial Mortgage Portfolio or (if any is payable) any New Mortgage Portfolio assigned to the Mortgages Trustee and is to be funded from the proceeds of the First Issuer Intercompany Loan or any New Intercompany Loan;

"**Initial Funding Share**" means the share of Funding in the Trust Property on the Initial Closing Date, being an amount equal to approximately £1,500,000,000;

"**Initial Funding Share Percentage**" means the percentage share of Funding in the Trust Property on the Initial Closing Date being approximately 86.61 per cent.;

"**Initial Mortgage Loans**" means the portfolio of residential first mortgage loans and their related security to be assigned by the Seller to the Mortgages Trustee on the Initial Closing Date pursuant to the Mortgage Sale Agreement;

"**Initial Mortgage Portfolio**" means the portfolio of Initial Mortgage Loans and their Related Security, particulars of which are set out in Appendix A to the Mortgage Sale Agreement but excluding any such Mortgage Loan and its Related Security which has been redeemed in full on or before the Initial Closing Date, and (subject where applicable to the subsisting rights of redemption of the Borrowers) *all right, title, interest and benefit of the Seller in and to:*

(a) all sums of principal, interest (including, for the avoidance of doubt, all Accrued Interest, Arrears of Interest and Capitalised Arrears) and any other sum due or to become due under or in respect of such Mortgage Loans and their Related Security on or after the Initial Closing Date and including, without limitation, the right to demand, sue for, recover and give receipts for all such principal, interest or other amounts, the right to sue on all covenants and undertakings made or expressed to be made in favour of the Seller under the applicable Mortgage and all sums due or to become due in respect of any Early Repayment Charge;

(b) the benefit of all securities for such principal, interest and other sums payable (including without limitation any interest of the Seller in any Life Policy), the benefit of all Deeds of Consent and Deeds of Postponement, any Guarantee in respect of such Mortgage Loan or any other collateral security for the repayment of the relevant Mortgage Loans secured by the Mortgages;

(c) the right to exercise all the powers of the Seller in relation thereto subject to and in accordance with the relevant Mortgage Conditions;

(d) all the estate and interest in the Mortgaged Properties in relation thereto vested in the Seller;

(e) to the extent they are assignable, each Certificate of Title and Valuation Report and any right of action of the Seller against any solicitor, valuer or other person in connection with any report, valuation, opinion, certificate or other statement of fact or opinion given in connection with any Mortgage Loan and its Related Security, or any part thereof affecting the decision of the Seller to make or offer to make the relevant Mortgage Loan or part thereof;

(f) the Buildings Policies and Insurance Contracts, in each case so far as they relate to such Mortgage Loans comprised in that portfolio of Mortgage Loans and their Related Security, including the right to receive the proceeds of all claims made or to be made by or on behalf of the Seller or to which the Seller is or may become entitled;

(g) the MIG Policies, so far as they relate to such Mortgage Loans comprised in that portfolio of

Mortgage Loans and their Related Security, including the right to receive of all claims made or to be made by or on behalf of the Seller or to which the Seller is or may become entitled;

"**Initial Purchase Price**" means the sum of £1,480,000,000 payable by the Mortgages Trustee to the Seller on the Initial Closing Date in consideration of the Seller's assignment to the Mortgages Trustee of the Initial Mortgage Portfolio or the sum agreed to from time to time between the Mortgages Trustee and the Seller and payable by the Mortgages Trustee to the Seller on an Assignment Date in consideration of the Seller's assignment to the Mortgages Trustee of a New Mortgage Portfolio in respect of which any Initial Purchase Price is payable (together with any accrued principal, interest and expenses as at the Closing Date or Assignment Date, as applicable) in accordance with the provisions of the Mortgage Sale Agreement;

"**Initial Seller Share**" means the share of the Seller in the Trust Property on the Initial Closing Date being an amount equal to approximately £232,000,000;

"**Initial Seller Share Percentage**" means the percentage share of the Seller in the Trust Property on the Initial Closing Date being approximately 13.39 per cent.;

"**Initial Trust Property**" means the sum of £100 (one hundred pounds) held on trust absolutely as to both capital and income by the Mortgages Trustee for the benefit of the Seller and Funding pursuant to Clause 2.1 (*Initial Trust Property*) of the Mortgages Trust Deed;

"**Inland Revenue**" means the Inland Revenue of the United Kingdom;

"**Insolvency Act**" means the Insolvency Act 1986;

"**Insolvency Event**" in respect of the Seller, the Administrator, the Cash Manager or any Issuer Cash Manager (each, for the purposes of this definition, a "**Relevant Entity**") means:

(a) an order is made or an effective resolution passed for the winding up of the Relevant Entity (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have been previously approved by the Security Trustee);

(b) the Relevant Entity ceases or threatens to cease to carry on its business or stops payment or threatens to stop payment of its debts or is deemed unable to pay its debts within the meaning of section 123(a), (b), (c) or (d) of the Insolvency Act (as amended, modified or re-enacted) or becomes unable to pay its debts as they fall due or the value of its assets falls to less than the amounts of its liabilities (taking into account, for both these purposes, contingent and prospective liabilities) or otherwise becomes insolvent;

(c) proceedings are initiated against the Relevant Entity under any applicable liquidation, administration, reorganisation (other than a reorganisation where the Relevant Entity is solvent) or other similar laws, save where such proceedings are being contested in good faith; or an administrative or other receiver, administrator or other similar official is appointed in relation to the whole or any substantial part of the undertaking or assets of the Relevant Entity; or a distress, execution or diligence or other process is enforced upon the whole or any substantial part of the undertaking or assets of the Relevant Entity and in any of the foregoing cases it is not discharged within 30 London Business Days; or if the Relevant Entity initiates or consents to judicial proceedings relating to itself under any applicable liquidation, administration, insolvency, reorganisation or other similar laws or makes a conveyance or assignment for the benefit of its creditors generally;

and in respect of Funding or any Issuer (each, for the purposes of this definition, a "**Relevant Entity**"), "**Insolvency Event**" means:

(a) except for the purposes of an amalgamation or restructuring as described in sub-clause (b) of this definition, the Relevant Entity ceases or threatens to cease to carry on all or a substantial part of its business or the Relevant Entity is deemed unable to pay its debts within the meaning of section 123(1)(a), (b), (c) or (d) of the Insolvency Act 1986 (as that section may be amended) or becomes unable to pay its debts within the meaning of section 123(2) of the Insolvency Act 1986 (as that section may be amended, modified or re-enacted); or

(b) an order is made or an effective resolution is passed for the winding up of the Relevant Entity (except for the purposes of or pursuant to an amalgamation, restructuring or merger previously approved by the Note Trustee or the Security Trustee, as the case may be, or as approved in writing by an Extraordinary Resolution (as defined in the Issuer Trust Deed) of the Class A Noteholders); or

(c) proceedings are otherwise initiated against the Relevant Entity under any applicable liquidation, insolvency, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition for an administration order) and (except in the case of presentation of a petition for an administration order) such proceedings are not, in the opinion of the Note Trustee or the Security Trustee (as the case may be), being disputed in good faith with a reasonable prospect of success; or an administration order being granted or an administrative receiver or other receiver, liquidator or other similar official being appointed in relation to the Relevant Entity or in relation to the whole or any substantial part of the undertaking or assets of the Relevant Entity; or an encumbrancer taking possession of the whole or any substantial part of the undertaking or assets of the Relevant Entity, or a distress, execution, diligence or other process being levied or enforced upon or sued out against the whole or any substantial part of the undertaking or assets of the Relevant Entity and such possession or process (as the case may be) not being discharged or not otherwise ceasing to apply within 30 days; or the Relevant Entity initiating or consenting to judicial proceedings relating to itself under applicable liquidation, insolvency, composition, reorganisation or other similar laws or making a conveyance or assignment for the benefit of its creditors generally;

"**Insurance Contracts**" means the insurance contracts or policies described in Schedule 4 to the Mortgage Sale Agreement and any other additional, substitute or replacement insurance contract or policy arranged by the Seller from time to time relating to the Mortgage Loans in the Mortgages Trust;

"**Insurance Policies**" means:

(a) the MIG Policies;

(b) the Properties in Possession Policy;

(c) the Contingency Insurance Policy; and

(d) the Buildings Policies;

"**Intercompany Loan Agreements**" means the First Issuer Intercompany Loan Agreement and any New Intercompany Loan Agreements and "**Intercompany Loan Agreement**" means any one of them;

"**Intercompany Loans** " means the First Issuer Intercompany Loan and any New Intercompany Loan and "**Intercompany Loan**" means any of them;

"**Intercompany Loan Confirmation**" means a document substantially in the form set out in Schedule 2 (*Form of Intercompany Loan Confirmation*) to the Intercompany Loan Terms and Conditions confirming the principal terms of each Intercompany Loan Agreement between Funding, any Issuer, the Security Trustee and the Agent Bank;

"**Intercompany Loan Enforcement Notice**" means an enforcement notice served by the Security Trustee on Funding in relation to the enforcement of the Funding Security following the occurrence of an Intercompany Loan Event of Default;

"**Intercompany Loan Event of Default**" means the occurrence of an event of default as specified in Clause 14 (*Default*) of the Intercompany Loan Terms and Conditions;

"**Intercompany Loan Ledger**" means the ledger on which the Cash Manager will record payments of interest and repayments of principal made under any Intercompany Loan;

"**Intercompany Loan Terms and Conditions**" means the general terms and conditions applicable to each Intercompany Loan Agreement, which have been signed for the purposes of identification by the Security Trustee, the Agent Bank and Funding on the Initial Closing Date, as amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement intercompany loan terms and conditions entered into from time to time in accordance with the Transaction Documents;

"**Interest Rate Shortfall**" has the meaning given to it in Clause 4.3(a) of the Administration Agreement;

"**Irrecoverable VAT**" means any amount in respect of VAT incurred by a party to the Transaction Documents (for the purposes of this definition, a "**Relevant Party**") as part of a payment in respect of which it is entitled to be indemnified under the relevant Transaction Documents to the extent that the Relevant Party does not or will not receive and retain a credit or repayment of such VAT as input tax (as that expression is defined in section 24(1) of the Value Added Tax Act 1994) for the prescribed accounting period (as that expression is used in section 25(1) of the Value Added Tax Act 1994) to which such input tax relates;

"**Issuer**" means the First Issuer or, as the context may require, any New Issuer;

"**Issuer Account Bank**" means, in relation to any Issuer, the bank at which the Issuer Bank Accounts of such Issuer are maintained from time to time pursuant to the relevant Issuer Transaction Documents, and as defined in the Issuer Master Definitions Schedule relating to that Issuer;

"**Issuer Account Mandates**" means, in relation to any Issuer, the resolutions, instructions, and Authorised Signatories relating to the Issuer Bank Accounts substantially in the form scheduled to the relevant Issuer Bank Account Agreement;

"**Issuer Allocable Principal Receipts**" has the meaning given to it in the rules for application of Funding Available Principal Receipts under the Funding Pre-Enforcement Principal Priority of Payments set out in Part I of Schedule 3 to the Funding Deed of Charge;

"**Issuer Allocable Revenue Receipts**" for each Issuer will be calculated by the Cash Manager on the Distribution Date immediately preceding the relevant Payment Date and will be an amount for each Issuer equal to the sum of:

(1) the amount calculated by reference to the following formula:

$$\left(\begin{array}{l}\text{Funding Available Revenue Receipts} \\ \text{(excluding all Issuer Reserve Funds} \\ \text{and Issuer Liquidity Reserve Funds)} - R\end{array}\right) \times \frac{\text{Outstanding Principal Balance of the Intercompany Loan of such Issuer}}{\text{Aggregate Outstanding Principal Balance of the Intercompany Loans of all Issuers}}$$

where "R" = the sum of items (A), (B), (C) and (D) of the Funding Pre-Enforcement Revenue Priority of Payments or, as applicable, the sum of items (A), (B) and (C) of the Funding Post-Enforcement Priority of Payments;

(2) the amount standing to the credit of the Issuer Reserve Fund Ledger in respect of such Issuer (but not in respect of any other Issuer), subject to any limits or conditions on the purposes for which that reserve may be utilised; and

(3) the amount standing to the credit of the Issuer Liquidity Reserve Ledger, if any, in respect of such issuer (but not in respect of any other Issuer), subject to any limits or conditions on the purposes for which that reserve may be utilised.

"**Issuer Arrears Test**" is satisfied on a Payment Date if any Issuer Cash Manager or the Cash Manager calculates on the Distribution Date immediately preceding such Payment Date that as of the last day of the Trust Calculation Period immediately preceding that Payment Date (i) the aggregate Current Balance of the Mortgage Loans which are then in arrears for at least 3 months is less than 4% of the aggregate Current Balance of all Mortgage Loans, unless the Rating Agencies have confirmed that the then-current ratings of the Notes will not be adversely affected by such test not having been met; and (ii) the aggregate Interest Arrears in respect of all of the Mortgage loans in the Mortgages Trust as a percentage of the aggregate gross interest due on all Mortgage Loans during the previous 12 months, does not exceed 2%, or such other percentage as is then acceptable to the then-current Rating Agencies at such time.

"**Issuer Available Principal Receipts**" means, in relation to the First Issuer, the First Issuer Available Principal Receipts and in relation to any New Issuer has the meaning specified under the relevant Issuer Transaction Documents and as defined in that Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Available Revenue Receipts**" means, in relation to the First Issuer, the First Issuer Available Revenue Receipts and in relation to any New Issuer has the meaning specified under the relevant Issuer Transaction Documents and as defined in that Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Bank Account Agreement**" means, in relation to the First Issuer, the First Issuer Bank Account Agreement and in relation to any New Issuer the bank account agreement defined as such under the relevant Issuer Transaction Documents and as defined in that Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Bank Accounts**" means, in relation to the First Issuer, the First Issuer Bank Accounts and, in relation to any New Issuer, the bank accounts identified for such New Issuer under the relevant Issuer Transaction Documents and as defined in that Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Cash Management Agreement**" means, in relation to the First Issuer, the First Issuer Cash Management Agreement and, in relation to any New Issuer, the cash management agreement defined as such under the relevant Issuer Transaction Documents and as defined in that Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Cash Manager**" means, in relation to the First Issuer, the First Issuer Cash Manager and in relation to any New Issuer, the person identified as managing all cash transactions and maintaining certain ledgers on behalf of such Issuer pursuant to the relevant Issuer Cash Management Agreement or such other person as may from time to time be appointed as cash manager for such Issuer pursuant to the relevant Issuer Cash Management Agreement;

"**Issuer Deed of Charge**" means in relation to the First Issuer, the First Issuer Deed of Charge and in relation to any New Issuer, the deed of charge entered into such Issuer with the Note Trustee;

"**Issuer Jersey Secured Property**" means:

(a) in relation to the First Issuer, the First Issuer Jersey Secured Property as defined in the Issuer Master Definitions Schedule relating to the First Issuer;

(b) in relation to the Second Issuer, the Second Issuer Jersey Secured Property as defined in the Issuer Master Definitions Schedule relating to the Second Issuer; and

(c) in relation to any other Issuer, the Current Issuer Jersey Secured Property as defined in the Issuer Master Definitions Schedule relating to that Issuer;

"**Issuer Junior Notes**" means:

(a) in relation to the First Issuer, the Series 1 Class C Notes and the Series 2 Class C Notes as defined in the Issuer Master Definitions Schedule relating to the First Issuer,

(b) in relation to the Second Issuer, the Series 1 Class C Notes, the Series 2 Class C Notes as defined in the Issuer Master Definitions Schedule relating to the Second Issuer, and

(c) in relation to any other Issuer, the Junior Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Issuer Liquidity Reserve Fund**" means, in relation to the First Issuer, the First Issuer Liquidity Reserve Fund, in relation to the Second Issuer, the Second Issuer Liquidity Reserve Fund and in relation to any New Issuer, the Current Issuer Liquidity Reserve Fund as defined in the Issuer Master Definitions Schedule which in each case Funding will be required to establish pursuant to and in the circumstances set out in the Intercompany Loan of such New Issuer ;

"**Issuer Liquidity Reserve Ledger**" means, in relation to the First Issuer, the First Issuer Liquidity Reserve Ledger, in relation to the Second Issuer, the Second Issuer Liquidity Reserve Ledger and in relation to any New Issuer, the Current Issuer Liquidity Reserve Ledger as defined in Issuer Master Definitions Schedule in each case maintained by the Cash Manager in the name of Funding to record the balance from time to time of the Issuer Liquidity Reserve Fund, if any;

"**Issuer Liquidity Reserve Required Amount**" means, in relation to the First Issuer, the First Issuer Liquidity Reserve Required Amount, in relation to the Second Issuer, the Second Issuer Liquidity

Reserve Required Amount and in relation to any New Issuer, Current Issuer Liquidity Reserve Required Amount as defined in the Issuer Master Definitions Schedule relating to that New Issuer in each case required to be maintained in the Issuer Liquidity Reserve Fund, if any;

"**Issuer Master Definitions Schedule**" means, in relation to the First Issuer, the First Issuer Master Definitions Schedule and in relation to any New Issuer the relevant master definitions schedule relating to that New Issuer;

"**Issuer Mezzanine Notes**" means:

(a) in relation to the First Issuer, the Series 1 Class B Notes and the Series 2 Class B Notes as defined in the Issuer Master Definitions Schedule relating to the First Issuer,

(b) in relation to the Second Issuer, the Series 1 Class B Notes, the Series 2 Class B Notes as defined in the Issuer Master Definitions Schedule relating to the Second Issuer, and

(c) in relation to any New Issuer, the Mezzanine Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Issuer Post-Enforcement Priority of Payments**" means, in relation to the First Issuer, the First Issuer Post-Enforcement Priority of Payments and in relation to any New Issuer, the order of priority of payments in which Issuer Available Revenue Receipts, Issuer Available Principal Receipts and all other monies and proceeds received or recovered by or on behalf of such Issuer or the Note Trustee or any Receiver will be applied following enforcement of the Issuer Security and as scheduled to the Issuer Deed of Charge (as the same may be amended or varied from time to time in accordance with the Issuer Transaction Documents) and as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Post-Liquidity Payments**" means, in the case of the First Issuer, the payments set out in items (H) through (J) under the First Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other First Issuer Priority of Payments as may apply on that Payment Date), in the case of the Second Issuer, the payments set out in items (H) through (J) under the Second Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Second Issuer Priority of Payments as may apply on that Payment Date) and in the case of any New Issuer, means the Current Issuer Post-Liquidity Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Post-Reserve Payments**" means, in the case of the First Issuer, the payments set out in item (K) under the First Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other First Issuer Priority of Payments as may apply on that Payment Date), in the case of the Second Issuer, the payments set out in item (K) under the Second Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Second Issuer Priority of Payments as may apply on that Payment Date), and in the case of any New Issuer, means the Current Issuer Post-Reserve Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Post Start-Up Payments**" means, in the case of the First Issuer, the payments set out in items (L) and (M) under the First Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other First Issuer Priority of Payments as may apply on that Payment Date), in the case of the Second Issuer, the payments set out in items (L) and (O) under the Second Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Second Issuer Priority of Payments as may apply on that Payment Date) and in the case of any New Issuer, means the Current Issuer Post Start-Up Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Pre-Enforcement Principal Priority of Payments**" means, in relation to the First Issuer, the First Issuer Pre-Enforcement Principal Priority of Payments and in relation to any New Issuer, the order of priority in which Issuer Available Principal Receipts of such Issuer will be applied prior to the enforcement of the Issuer Security granted by such Issuer as scheduled to the relevant Issuer Cash Management Agreement and as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Pre-Enforcement Priority of Payments**" means, in relation to the First Issuer, the First Issuer Pre-Enforcement Priority of Payments and, in relation to any New Issuer, as applicable, any of the Issuer Pre-Enforcement Revenue Priority of Payments or the Issuer Pre-Enforcement Principal Priority of Payments;

"**Issuer Pre-Enforcement Revenue Priority of Payments**" means, in relation to the First Issuer, the First Issuer Pre-Enforcement Revenue Priority of Payments and in relation to any New Issuer, the order of priority in which Issuer Available Revenue Receipts of such Issuer will be applied prior to the enforcement of the Issuer Security granted by such Issuer as scheduled to the relevant Issuer Cash Management Agreement and as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Pre-Liquidity Payments**" means, in the case of the First Issuer, the payments set out in items (A) through (G) under the First Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other First Issuer Priority of Payments as may apply on that Payment Date), in the case of the Second Issuer, the payments set out in items (A) through (G) under the Second Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Second Issuer Priority of Payments as may apply on that Payment Date) and, in the case of any New Issuer, means the Current Issuer Pre-Liquidity Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Pre-Reserve Payments**" means, in relation to any Issuer (with the exception of the First Issuer), the Current Issuer Pre-Reserve Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Principal Deficiency Ledger**" means, in relation to the First Issuer, the First Issuer Principal Deficiency Ledger and in relation to any New Issuer, the ledger maintained by the Issuer Cash Manager in the name of such Issuer which will be established on the relevant Closing Date and will be sub-divided into sub ledgers corresponding to the classes of Notes issued by such Issuer in order to record Losses allocated to the Intercompany Loan of such Issuer which are to be allocated to such Notes, the application of Issuer Available Principal Receipts of such Issuer in paying interest on the Notes issued by such Issuer and certain amounts ranking in priority thereto in accordance with the Issuer Pre-Enforcement Revenue Priority of Payments of such Issuer and the application by Funding of Issuer Allocable Principal Receipts of the such Issuer to fund or replenish the Issuer Liquidity Reserve Fund (if any) of such Issuer;

"**Issuer Principal Deficiency Sub Ledger**" means, in relation to the First Issuer, any First Issuer Principal Deficiency Sub Ledger and in relation to any New Issuer, any of the sub ledgers of the

Issuer Principal Deficiency Ledger of such Issuer relating to any class of Notes issued by such Issuer;

"**Issuer Principal Payments**" means, in relation to the First Issuer, the payments set forth in items (A) through (E) under the First Issuer Pre-Enforcement Principal Priority of Payments (or the relevant payments set forth in the equivalent items in such other First Issuer Priority of Payments as may apply on that Payment Date), in relation to the Second Issuer, the payments set forth in items (A) through (E) under the Second Issuer Pre-Enforcement Principal Priority of Payments (or the relevant payments set forth in the equivalent items in such other Second Issuer Priority of Payments as may apply on that Payment Date) and in relation to any New Issuer, the Current Issuer Principal Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Principal Receipts**" means, in relation to the First Issuer, the First Issuer Principal Receipts and in relation to any New Issuer, the principal amounts repaid by Funding in respect of the Intercompany Loan of such Issuer;

"**Issuer Priority of Payments**" means, in relation to the First Issuer, the First Issuer Priority of Payments and in relation to any New Issuer, as applicable, any of the relevant Issuer Pre-Enforcement Revenue Priority of Payments, the Issuer Pre-Enforcement Principal Priority of Payments or the Issuer Post-Enforcement Priority of Payments;

"**Issuer Reserve Fund**" means, in relation to the First Issuer, the First Issuer Reserve Fund, in relation to the Second Issuer, the Second Issuer Reserve Fund and in relation to any New Issuer, the Current Issuer Reserve Fund as defined in the Issuer Master Definitions Schedule relating to that Issuer, in each case established in the name of Funding in respect of such Issuer as required under the terms of the relevant Intercompany Loan of such Issuer on the relevant Closing Date in an amount equal to the Issuer Reserve Required Amount;

"**Issuer Reserve Fund Ledger**" means, in relation to the First Issuer, the First Issuer Reserve Fund Ledger, in relation to the Second Issuer, the Second Issuer Reserve Fund Ledger and in relation to any New Issuer, the Current Issuer Reserve Ledger as defined in the Issuer Master Definitions Schedule relating to that Issuer, in each case maintained by the Cash Manager in the name of Funding to record the amount credited to the Issuer Reserve Fund held by Funding in respect of such Issuer on the relevant Closing Date, and subsequent withdrawals and deposits in respect of the Issuer Reserve Fund;

"**Issuer Reserve Required Amount**" means, in relation to the First Issuer, the First Issuer Reserve Required Amount, in relation to the Second Issuer, the Second Issuer Reserve Required Amount and in relation to any New Issuer, the Current Issuer Reserve Required Amount as defined in the Issuer Master Definitions Schedule relating to that Issuer in each case required to be maintained in the Issuer Reserve Fund of such Issuer;

"**Issuer Reserve Requirement**" means a requirement that will be satisfied in respect of any Issuer if, after taking account of the application of any Funding Available Revenue Receipts to the credit of the Issuer Reserve Fund Ledgers, the amount of funds in the Issuer Reserve Fund of such Issuer is equal to the relevant Issuer Reserve Required Amount;

"**Issuer Secured Creditors**" means, in relation to the First Issuer, the First Issuer Secured Creditors and in relation to any Issuer, the persons identified as such under the relevant Issuer Deed of Charge or the Issuer Master Definitions Schedule for such Issuer;

"**Issuer Security**" means in relation to the First Issuer, the First Issuer Security and in relation to any

New Issuer, the security created by such Issuer pursuant to the relevant Issuer Deed of Charge in favour of the Note Trustee for the benefit of the Issuer Secured Creditors;

"**Issuer Senior Notes**" means:

(a) in relation to the First Issuer, the Series 1 Class A Notes and the Series 2 Class A Notes as defined in the Issuer Master Definitions Schedule relating to the First Issuer,

(b) in relation to the Second Issuer, the Series 1 Class A Notes, the Series 2 Class A Notes as defined in the Issuer Master Definitions Schedule relating to the Second Issuer, and

(c) in relation to any other Issuer, the Senior Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Issuer Special Notes**" means:

(a) in relation to the Second Issuer, the Series 2 Class D Notes as defined in the Issuer Master Definitions Schedule relating to the First Issuer,

(b) in relation to any other Issuer (other than the First Issuer), the Special Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Issuer Start-up Loan Agreement**" means, in relation to any Issuer, the agreement entered into on or about the Closing Date in relation to that Issuer between Funding, the relevant Start-up Loan Provider and the Security Trustee relating to the provision of the Issuer Start-up Loan to Funding as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement start-up loan agreement entered into by such parties in accordance with the Transaction Documents;

"**Issuer Start-up Loan Provider**" means Northern Rock, in its capacity as provider of an Issuer Start-up Loan and/or such other person or persons for the time being the lender under the relevant Issuer Start-up Loan Agreement;

"**Issuer Transaction Accounts**" means, in relation to the First Issuer, the First Issuer Transaction Accounts and in relation to any New Issuer, the accounts identified as such for such New Issuer in the Issuer Transaction Documents and as defined in the Issuer Master Definitions Schedule relating to that Issuer;

"**Issuer Transaction Documents**" in relation to any Issuer, has the meaning given to it in the relevant Issuer Master Definitions Schedule;

"**Jersey Account Bank**" means Lloyds TSB Bank plc, Jersey International Branch;

"**Jersey Secured Property**" means, as the context requires, the Issuer Jersey Secured Property or the Funding Jersey Secured Property;

"**Jersey Security Law**" has the meaning given to it in Clause 3.1 (*Trust Property*) of the Funding Deed of Charge;

"**Lending Criteria**" means the lending criteria of the Seller which may be amended from time to time (forming part of the Seller's Policy) which as at the Initial Closing Date is set out in Schedule 11 (*Lending Criteria*) to the Mortgage Sale Agreement and/or such other criteria as would be acceptable to a reasonable, prudent mortgage lender;

"**LIBOR**" means, unless stated otherwise, the London inter-bank offered rate for deposits in the relevant currency, as determined by the relevant Agent Bank in respect of the related Notes as specified in the Conditions or otherwise on the following basis:

(1) on the applicable Interest Determination Date the Agent Bank will determine the offered quotation to leading banks for deposits in the relevant currency for a period equal to the relevant period, to be determined by reference to the display as quoted on the Dow-Jones/Telerate Page No. 3750. If the Telerate Page No. 3750 stops providing these quotations, the replacement page for the purposes of displaying this information will be used. If the replacement page stops displaying the information, another service as determined by the relevant Issuer with the approval of the Note Trustee will be used. In each of these cases, such determination will be made as at or about 11.00 a.m. (London time) on such date;

(2) if, on any such Interest Determination Date, the screen rate is unavailable, the Agent Bank will:

  (a) request the principal London office of each of the Reference Banks to provide the Agent Bank with its offered quotation to leading banks for deposits in the relevant currency of the equivalent amount, and for a time equal to the relevant period, in the London inter-bank market as at or about 11.00 a.m. (London time) on such date; and

  (b) calculate the arithmetic mean, rounded upwards to five decimal places, of those quotations;

(3) if on any such Interest Determination Date, the screen rate is unavailable and only two or three of the Reference Banks provide offered quotations, the relevant rate for the relevant period will be the arithmetic mean of the quotations as calculated in (2); and

(4) if fewer than two Reference Banks provide quotations, the Agent Bank will consult with the Note Trustee and the relevant Issuer for the purpose of agreeing a total of two banks to provide such quotations and the relevant rate for the relevant period will be the arithmetic mean of the quotations as calculated in (2). If no such banks agree then the relevant rate for the relevant period will be the rate in effect for the last preceding such period for which (1) or (2) was applicable;

"Life Policy" means each life insurance and/or assurance policy which serves as collateral security for the repayment of a Mortgage Loan;

"Lloyds TSB" means Lloyds TSB Bank plc;

"Lloyds TSB Collection Account" means the account in the name of Northern Rock as Administrator (sort code 30/00/02, account number 0893639) held with Lloyds TSB Bank plc and maintained subject to the terms of the Collection Bank Agreement or such additional or replacement account as may for the time being be in place;

"Loan Repurchase Notice" means the notice served upon the Seller by the Mortgages Trustee or upon the Mortgages Trustee by the Seller requiring the repurchase by or re-transfer to the Seller of specified Mortgage Loans and their Related Security, as set forth in Schedule 7 to the Mortgage Sale Agreement;

"London Business Day" means a day (other than a Saturday or Sunday or public holiday) on which banks are generally open for business in London;

"**London Stock Exchange**" means at any time the London Stock Exchange plc or any other Person which at that time administers and manages the primary market in the United Kingdom upon which the Notes are formally admitted for public trading;

"**Losses**" means the realised losses experienced on the Mortgage Loans which are in the Mortgages Portfolio;

"**Losses Ledger**" means the ledger of such name created and maintained by the Cash Manager in the name of the Mortgages Trustee pursuant to the Cash Management Agreement to record the Losses on the Mortgage Portfolio;

"**LTV ratio**" or "**loan-to-value ratio**" means , in respect of any Mortgage Loan assigned to the Mortgages Trust, the ratio of the outstanding balance of such Mortgage Loan to the value of the Mortgaged Property securing such Mortgage Loan; and in respect of the Seller's decision as to whether to make a mortgage loan to a prospective borrower and for purposes of determining whether a MIG Policy is necessary in connection with a mortgage loan, the ratio of the outstanding balance of such mortgage loan to the lower of the purchase price or valuation of the mortgages property securing such mortgage loan as determined by the relevant valuation by the Seller;

"**LTV tests**" mean two tests which assign a credit enhancement value (i) to each Mortgage Loan in the Mortgage Portfolio based on its current LTV ratio and the amount of mortgage indemnity cover on that Mortgage Loan, and (ii) calculated to include any related unsecured portion of a Mortgage Loan in respect of the Together product based on its current LTV ratio and the amount of mortgage indemnity cover on that mortgage loan. The weighted average credit enhancement value of the Mortgage Portfolio is then determined;

"**Mandates**" means the resolutions, instructions and signature authorities relating to any of the Barclays Collection Account, the Lloyds TSB Collection Account, the Mortgages Trustee Bank Accounts, the Funding Bank Accounts and the Issuer Transaction Accounts in the respective forms agreed between the relevant parties from time to time in accordance with the Collection Bank Agreement, the Bank Account Agreement, the relevant Funding (Issuer) Bank Account Agreement and the relevant Issuer Bank Account Agreement, as applicable;

"**Master Definitions Schedule**" means this Master Definitions Schedule signed for the purposes of identification by Brown & Wood and Clifford Chance Limited Liability Partnership on or about the Initial Closing Date, as the same may be amended, varied or supplemented from time to time, which is a schedule of the definitions used in the Transaction Documents;

"**MIG Policies**" means the MIG insurance policy identified in paragraph 1 of Schedule 4 (*Insurance Contracts*) to the Mortgage Sale Agreement and any endorsements or extensions thereto as issued from time to time and any additional, replacement or substitute MIG insurance policy which relates to the Mortgage Loans in the Mortgages Portfolio from time to time;

"**Minimum Seller Share**" means an amount included in the Initial Seller Share which is calculated in accordance with Clause 9.2 (*Fluctuation of Minimum Seller Share on each Distribution Date*) of the Mortgages Trust Deed and which, as at the Initial Closing Date is £50,000,000. The Minimum Seller Share may be recalculated in accordance with the Mortgages Trust Deed;

"**Monthly Payment**" means, in respect of a Mortgage Loan, the amount which the applicable Mortgage Conditions require a Borrower to pay on a Monthly Payment Date in respect of such

Mortgage Loan;

"**Monthly Payment Date**" means, in respect of a Mortgage Loan, the date in each month on which the relevant Borrower is required to make a payment of interest and, if applicable, principal, in respect of such Mortgage Loan, as required by the applicable Mortgage Conditions;

"**Moody's**" means Moody's Investors Services Inc. and includes any successor to its rating business;

"**Mortgage**" means, in relation to a Mortgage Loan, the charge by way of legal mortgage which secures the repayment of such Mortgage Loan;

"**Mortgage Account**" means as the context requires (i) all Mortgage Loans secured on the same Mortgaged Property and thereby forming a single mortgage account or (ii) an account maintained by the Administrator in respect of a particular Mortgage Loan to record all amounts due in respect of that Mortgage Loan (whether by way of principal, interest or otherwise) and all amounts received in respect thereof;

"**Mortgage Conditions**" means, in relation to a Mortgage Loan, the terms and conditions applicable to that Mortgage Loan and its Related Security as set out in the relevant Seller's "Mortgage Conditions" booklet and the Seller's relevant general conditions from time to time as varied by the relevant Mortgage Loan Agreement and the relevant Mortgage Deed, and any variation or supplement thereto;

"**Mortgage Deed**" means, in relation to each Mortgage, the deed creating such Mortgage including, unless the context otherwise requires, the Mortgage Conditions applicable thereto;

"**Mortgage Loan**" means unless specified otherwise any mortgage loan and any Permitted Replacement Mortgage Loan which is assigned by the Seller to the Mortgages Trustee from time to time pursuant to the terms of the Mortgage Sale Agreement and referenced by its mortgage loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all Further Advances) due or owing with respect to that Mortgage Loan under the relevant Mortgage Conditions by a Borrower on the security of a Mortgage from time to time outstanding or, as the context may require, the Borrower's obligations in respect of the same;

"**Mortgage Loan Agreement**" means, in relation to any Mortgage Loan, the agreement, facility letter or accepted offer of advance pursuant to which the monies secured by the relevant Mortgage were advanced to the Borrower (as varied from time to time in accordance with the applicable Mortgage Conditions and including any modifying agreement within the meaning of Section 82 of the Consumer Credit Act 1974 insofar as it relates to that Mortgage Loan);

"**Mortgage Loan Files**" means, in relation to each Mortgage Loan, the file or files (including files kept in microfiche format or similar electronic data retrieval system) containing correspondence between the Borrower and the Seller and including the Standard Mortgage Documentation applicable to that Mortgage Loan, each letter of offer in respect of such Mortgage Loan and other relevant documents;

"**Mortgage Portfolio**" means, on any particular date, the combined Initial Mortgage Portfolio and any New Mortgage Portfolio which has been assigned to the Mortgages Trustee on such date pursuant to the Mortgage Sale Agreement, taking account of, among other things, the addition and/or removal of any Mortgage Loans to or from that portfolio from the relevant Closing Date but excluding any Mortgage Loan and its Related Security which has been redeemed in full or repurchased by the Seller pursuant to Clause 8 (*Warranties and Repurchase by the Seller*) of the Mortgage Sale Agreement;

"**Mortgage Rate**" means the rate at which interest accrues on a Mortgage Loan from time to time;

"**Mortgage Sale Agreement**" means the mortgage sale agreement entered into on or about the Initial Closing Date among the Seller, the Mortgages Trustee, Funding and the Security Trustee in relation to the assignment from time to time of the Mortgage Portfolio to the Mortgages Trustee as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement mortgage sale agreement entered into by such parties from time to time in accordance with the Transaction Documents;

"**Mortgage Terms** " means, in relation to a Mortgage Loan and the relevant Mortgage, the applicable Mortgage Conditions;

"**Mortgaged Property**" means, in relation to any Mortgage Loan, the freehold or leasehold property in England and Wales and all rights and security attached or appurtenant or related thereto and all buildings and fixtures thereon which are subject to the Mortgage securing repayment of such Mortgage Loan;

"**Mortgagee**" means, in relation to any Mortgage Loan, the person for the time being entitled to exercise the rights of the mortgagee under the relevant Mortgage securing repayment of such Mortgage Loan;

"**Mortgages Trust**" means the bare trust of the Trust Property as to both capital and income, held by the Mortgages Trustee on trust absolutely for Funding (as to the Funding Share) and the Seller (as to the Seller Share) pursuant to the Mortgages Trust Deed so that each Beneficiary has an undivided beneficial interest therein;

"**Mortgages Trust Deed**' means the mortgages trust deed entered into among the Mortgages Trustee, Funding and the Seller on 26 March 2001 as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement mortgage trust deed entered into by such parties from time to time in accordance with the Transaction Documents;

"**Mortgages Trustee**" means Granite Finance Trustees Limited, a company incorporated with limited liability under the laws of Jersey, registered number 79309;

"**Mortgages Trustee Available Revenue Receipts**" means on any Distribution Date an amount equal to the aggregate of:

(a) Revenue Receipts received by the Mortgages Trustee in the immediately preceding Trust Calculation Period,

(b) interest payable to the Mortgages Trustee on the Mortgages Trustee Bank Accounts, which will be received on or prior to the relevant Distribution Date, and

(c) any Contribution paid by the Seller to the Mortgages Trustee to fund any Non-Cash Re-Draw in respect of any Flexible Mortgage Loan in the immediately preceding Trust Calculation Period,

less

(d) Third Party Amounts (including without limitation all Early Repayment Charges the benefit of which has been re-assigned to the Seller pursuant to the Mortgage Sale Agreement which shall be paid by the Mortgages Trustee to the Seller following receipt and identification of the same),

PROVIDED THAT Revenue Receipts in paragraph (a) above shall for this purpose include such amount of any Overpayment made by a Borrower in respect of a Non-Flexible Mortgage Loan and standing to the credit of the Overpayments Ledger as is applied on such date in reduction of any Underpayment of Interest made by such Borrower in respect of such Mortgage Loan in the immediately preceding Trust Calculation Period (provided that such Underpayment of Interest is made prior to 31 December in the year in which such Overpayment is received from the Borrower) in accordance with Clause 13.1 (*Non-Flexible Mortgage Loans*) of the Mortgages Trust Deed;

"**Mortgages Trustee Bank Accounts**" means the Mortgages Trustee Transaction Account and the Mortgages Trustee GIC Account;

"**Mortgages Trustee Collection Accounts Amounts**" means all amounts from time to time standing to the credit of the Collection Accounts to the extent that such amounts represent payments into the Collection Accounts of sums derived or resulting from the Mortgage Loans and their Related Security sold to the Mortgages Trustee pursuant to the Mortgage Sale Agreement;

"**Mortgages Trustee Distribution of Principal Receipts**" means the order in which the Cash Manager will apply the Mortgages Trustee Principal Receipts on each Distribution Date, as set forth in Clause 11 (*Distribution of Principal Receipts*) of the Mortgages Trust Deed;

"**Mortgages Trustee Distribution of Revenue Receipts**" means the order in which the Cash Manager will apply the Mortgages Trustee Available Revenue Receipts on each Distribution Date, as set forth in Clause 10 (*Distribution of Revenue Receipts*) of the Mortgages Trust Deed;

"**Mortgages Trustee GIC Account Mandate**" means the resolutions, instructions and signature authorities relating to the Mortgages Trustee GIC Account substantially in the form set out in Schedule 1 to the Bank Account Agreement;

"**Mortgages Trustee GIC Account**" means the account in the name of the Mortgages Trustee (sort code 30/16/63, account number 27034016) held at the Account Bank and maintained subject to the terms of Mortgages Trustee Guaranteed Investment Contract and the Bank Account Agreement or such additional or replacement bank account of the Mortgages Trustee as may for the time being be in place with the prior consent of the Security Trustee which is subject to a Guaranteed Investment Contract;

"**Mortgages Trustee GIC Provider**" means Lloyds TSB Bank plc, Jersey International Branch, 4 Bond Street, St. Helier, Jersey JE4 8ZE, Channel Islands or such other person or persons as are for the time being the GIC provider to Funding under the Funding Guaranteed Investment Contract and any Funding (Issuer) Guaranteed Investment Contract;

"**Mortgages Trustee Guaranteed Investment Contract**" means the guaranteed investment contract dated on or about the Initial Closing Date between the Mortgages Trustee, the Mortgages Trustee GIC Provider, the Security Trustee and the Cash Manager under which the Mortgages Trustee GIC Provider agrees to pay the Mortgages Trustee a guaranteed rate of interest on the balance of the Mortgages Trustee GIC Account from time to time as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement guaranteed investment contract entered into by such parties from time to time in accordance with the Transaction Documents;;

"**Mortgages Trustee Ledgers**" means all of the ledgers as are required to be maintained pursuant to

Clause 15 (*Ledgers*) of the Mortgages Trust Deed;

"**Mortgages Trustee Principal Priority of Payments**" means the order in which the Cash Manager will apply the Mortgages Trustee Principal Receipts on each Distribution Date, as set forth in Clause 11 (*Distribution of Principal Receipts*) of the Mortgages Trust Deed;

"**Mortgages Trustee Principal Receipts**" means, on any Distribution Date, the Principal Receipts received by the Mortgages Trustee in the immediately preceding Trust Calculation Period which may be distributed, subject to Clause 13 (*Overpayments*) of the Mortgages Trust Deed, in accordance with Clause 11 of the Mortgages Trust Deed;

"**Mortgages Trustee Priority of Payments**" means, as applicable, the Mortgages Trustee Revenue Priority of Payments or the Mortgages Trustee Principal Priority of Payments;

"**Mortgages Trustee Revenue Priority of Payments**" means the order in which the Cash Manager will apply the Mortgages Trustee Available Revenue Receipts on each Distribution Date, as set forth in Clause 10 (*Distribution of Revenue Receipts*) of the Mortgages Trust Deed;

"**Mortgages Trustee Transaction Account**" means the account in the name of the Mortgages Trustee (sort code 30/16/63, account number 27033010) held at the Account Bank and maintained subject to the terms of the Bank Account Agreement, or such additional or replacement bank account of the Mortgages Trustee as may for the time being be in place;

"**Mortgages Trustee Transaction Account Mandate**" means the resolutions, instructions and signature authorities relating to the Mortgages Trustee Transaction Account substantially in the form set out in Schedule 1 to the Bank Account Agreement;

"**New Closing Date**" means the date of any issue of New Notes by a New Issuer;

"**New Funding Secured Creditor**" means any person identified as such in any Deed of Accession executed pursuant to the Funding Deed of Charge by such person and the other parties thereto;

"**New Intercompany Loan**" means a loan of the net proceeds of any issue of New Notes, such loan being advanced to Funding by a New Issuer pursuant to the terms of a New Intercompany Loan Agreement;

"**New Intercompany Loan Agreement**" means a new intercompany loan agreement entered into between Funding and a New Issuer in relation to a New Intercompany Loan;

"**New Issuer**" means a new wholly-owned subsidiary of Funding, which is established to issue New Notes and to make a New Intercompany Loan to Funding;

"**New Mortgage Loans**" means Mortgage Loans, other than the Initial Mortgage Loans, which the Seller may assign, from time to time, to the Mortgages Trustee after the Initial Closing Date pursuant to the Mortgage Sale Agreement;

"**New Mortgage Portfolio**" means any portfolio of Mortgage Loans and their Related Security which are assigned to the Mortgages Trustee on or about the Closing Date in relation to the relevant Issuer, particulars of which are set out in the Schedule to each New Mortgage Portfolio Notice delivered pursuant to the Mortgage Sale Agreement but excluding any such Mortgage Loan and its Related Security which has been redeemed in full on or before the relevant Assignment Date, and (subject where applicable to the subsisting rights of redemption of the Borrowers) all right, title, interest and benefit of the Seller in and to:

(a) all sums of principal, interest (including, for the avoidance of doubt, all Accrued Interest, Arrears of Interest and Capitalised Arrears) and any other sum due or to become due under or in respect of such Mortgage Loans and their Related Security on or after such Closing Date and all sums of interest and other sums payable (but not paid before such Closing Date) in respect of any period before such Closing Date and including, without limitation, the right to demand, sue for, recover and give receipts for all such principal, interest or other amounts, the right to sue on all covenants and undertakings made or expressed to be made in favour of the Seller under the applicable Mortgage and all sums due or to become due in respect of any Early Repayment Charge;

(b) the benefit of all securities for such principal, interest and other sums payable (including without limitation any interest of the Seller in any Life Policy), the benefit of all Deeds of Consent and Deeds of Postponement, any Guarantee in respect of such Mortgage Loan or any other collateral security for the repayment of the relevant Mortgage Loans secured by the Mortgages;

(c) the right to exercise all the powers of the Seller in relation thereto subject to and in accordance with the relevant Mortgage Conditions;

(d) all the estate and interest in the Mortgaged Properties in relation thereto vested in the Seller;

(e) to the extent they are assignable, each Certificate of Title and Valuation Report and any right of action of the Seller against any solicitor, valuer or other person in connection with any report, valuation, opinion, certificate or other statement of fact or opinion given in connection with any Mortgage Loan and its Related Security in that portfolio of Mortgage Loans, or any part thereof or affecting the decision of the Seller to make or offer to make the relevant Mortgage Loan or part thereof;

(f) the Buildings Policies and Insurance Contracts, in each case so far as they relate to such Mortgage Loans comprised in that portfolio of Mortgage Loans and their Related Security, including the right to receive the proceeds of all claims made or to be made by or on behalf of the Seller or to which the Seller is or may become entitled;

(g) the MIG Policies, so far as they relate to such Mortgage Loans comprised in that portfolio of Mortgage Loans and their Related Security, including the right to receive of all claims made or to be made by or on behalf of the Seller or to which the Seller is or may become entitled;

"**New Notes**" means the notes issued and/or to be issued by the New Issuers to investors;

"**New Start-Up Loan**" means a start-up loan made by a New Start-Up Loan Provider to Funding under a New Start-Up Loan Agreement;

"**New Start-Up Loan Agreement**" means any new start-up loan agreement entered into from time to time between Funding and a New Start-Up Loan Provider pursuant to which a New Start-Up Loan is advanced to Funding;

"**New Start-Up Loan Provider**" means the lender under any New Start-Up Loan Agreement;

"**New Trust Property**" means, as the context requires, each New Mortgage Portfolio from time to time assigned by the Seller to the Mortgages Trustee or as of any Closing Date the New Mortgage Portfolio assigned to the Mortgages Trustee on such date or as of any Distribution Date, any and all New Mortgage Portfolios assigned by the Seller to the Mortgages Trustee during the immediately preceding Trust Calculation Period;

"**New York Business Day**" means a day (other than a Saturday or a Sunday or public holiday) on which banks are generally open in the city of New York;

"**Non-Asset Trigger Event**" means the occurrence of any of the following events:

(a) an Insolvency Event occurs in relation to the Seller;

(b) the role of the Seller as Administrator under the Administration Agreement is terminated and a new Administrator is not appointed within 60 days; or

(c) the Current Seller Share is equal to or less than the Minimum Seller Share;

"**Non-Cash Re-Draw**" means an Authorised Underpayment or a Payment Holiday under a Flexible Mortgage Loan included in the Mortgages Trust, which will result in the Seller being required to pay to the Mortgages Trustee an amount equal to the Unpaid Interest associated with that Authorised Underpayment or Payment Holiday;

"**Non-Cash Re-Draws Sub Ledger**" means the sub-ledger of the Re-Draws Ledger, which will be established by the Cash Manager on the Initial Closing Date in order to record any Non-Cash Re-Draws made with respect to Flexible Mortgage Loans;

"**Non-Flexible Mortgage Loan**" means a Mortgage Loan other than a Flexible Mortgage Loan;

"**Non-Flexible Overpayments Sub Ledger**" means the sub-ledger of the Overpayments Ledger corresponding to Non-Flexible Mortgage Loans, which will be established by the Cash Manager on the Initial Closing Date in order to record any Overpayments made with respect to Non-Flexible Mortgage Loans;

"**Non-Flexible Underpayments Ledger**" means the ledger maintained by the Cash Manager in the name of the Mortgages Trustee pursuant to the Cash Management Agreement to record any Underpayments made with respect to Non-Flexible Mortgage Loans in the Mortgages Trust from time to time;

"**Northern Rock Collection Accounts Amounts**" means all amounts from time to time standing to the credit of the Collection Accounts to the extent that such amounts represent payments into the Collection Accounts of sums derived or resulting from mortgage loans originated by Northern Rock which have not been sold to the Mortgages Trustee pursuant to the Mortgage Sale Agreement;

"**Northern Rock**" means Northern Rock plc (registered number 3273685), a public limited company incorporated under the laws of England and Wales, whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL;

"**Note Determination Date**" means, in relation to the First Issuer, the First Issuer Note Determination Date and in relation to any New Notes, the Distribution Date immediately preceding the Payment Date;

"**Note Enforcement Notice**" means, in relation to the First Issuer, the First Issuer Note Enforcement Notice and in relation to any New Issuer, a notice issued by the Note Trustee to such Issuer and the Security Trustee declaring the Notes issued by such Issuer or any class of such Notes to be due and repayable pursuant to Conditions of such New Notes;

"**Note Event of Default**" means, in relation to the First Issuer, a First Issuer Note Event of Default and in relation to any New Issuer, the occurrence of an event of default by the relevant Issuer as specified in the relevant Conditions of the Notes issued by such New Issuer;

"**Noteholders**" means, in relation to the First Issuer Notes, the Class A Noteholders, the Class B Noteholders and the Class C Noteholders or any of them and, in relation to any New Notes, the holders for the time being of such New Notes;

"**Note Principal Payment**" means the principal amount redeemable from time to time on each Note in accordance with the Conditions;

"**Notes**" means in relation to the First Issuer, the First Issuer Notes and, in relation to any New Issuer, the New Notes issued by such New Issuer;

"**Note Trustee**" means The Bank of New York, or such person or persons for the time being acting as note trustee or trustees under the Trust Deeds relating to the Notes;

"**Offer Conditions**" means the terms and conditions applicable to a specified Mortgage Loan as set out in the relevant offer letter to the Borrower;

"**Official List**" means the Official List maintained by the UK Listing Authority;

"**Operating Agreements**" means the Administration Agreement, the Mortgage Sale Agreement, the Seller's Power of Attorney and the Mortgages Trust Deed;

"**Option Exercise Date**" means the date on which the Post-Enforcement Call Option Holder exercises its option to acquire all of the Notes outstanding as at such date, together with accrued interest thereon;

"**Outstanding Principal Balance**" means:

(a) in relation to any Note and as of any date, means the unpaid principal balance of that Note at such date; and

(b) in relation to any Intercompany Loan and as of any date, means the unpaid principal balance of that Intercompany Loan at such date;

"**Overpayment**" means in respect of any Mortgage Loan, any additional amounts of Principal Receipts received in a month above the regular, scheduled Monthly Payment, paid by the relevant Borrower which (a) is permitted by the terms of such Mortgage Loan or by agreement with the Borrower and (b) reduces the Current Balance of such Mortgage Loan;

"**Overpayments Ledger**" means the ledger of such name maintained by the Cash Manager in the name of the Mortgages Trustee pursuant to the Cash Management Agreement to record Overpayments on Mortgage Loans in the Mortgages Trust from time to time which ledger will be sub-divided into two sub ledgers: (i) the Non-Flexible Overpayments Sub Ledger corresponding to Overpayments made on Non-Flexible Mortgage Loans, and (ii) the Flexible Overpayments Sub Ledger corresponding to Overpayments made on Flexible Mortgage Loans;

"**Paying Agent and Agent Bank Agreement**" means, in relation to the First Issuer, the First Issuer Paying Agent and Agent Bank Agreement and, in relation to any New Issuer, has the meaning specified under the relevant Issuer Transaction Documents;

"**Paying Agents**" means in relation to the First Issuer, the Principal Paying Agent and the US Paying Agent initially appointed as paying agents pursuant to the First Issuer Paying and Agent Bank Agreement and, in relation to any New Issuer, the Principal Paying Agent and US Paying Agent appointed pursuant to the Paying Agent and Agent Bank Agreement relating to that New Issuer or, if applicable, any successor paying agents;

"**Payment Date**" means, in relation to the First Issuer, the twentieth day of July, October, January and April in each year or, if such day is not a Business Day, the next succeeding Business Day, beginning in July 2001, and, in relation to any New Issuer, has the meaning specified under the relevant Issuer Master Definitions Schedule;

"**Payment Holiday**" means, in respect of any Flexible Mortgage Loan, a period of one or more Monthly Payment Dates when the relevant Borrower under such Mortgage Loan is permitted by the Seller in accordance with the relevant Mortgage Conditions not to make its regular Monthly Payment;

"**Perfection**" means the perfection of the assignment of the Mortgage Portfolio pursuant to and in accordance with Clause 6 (*Perfection of the Assignment*) of the Mortgage Sale Agreement;

"**Perfection Date**" means the date of any Perfection;

"**Perfection Event**" means any of the events specified in Clause 6.1 (*Perfection Events*) of the Mortgage Sale Agreement;

"**Permitted Product Switch**" means any variation in the financial terms and conditions of a Mortgage Loan in which a Borrower exchanges its then-current Mortgage Loan product for a different mortgage loan product offered by the Seller or (in limited circumstances) the Administrator from time to time, provided that such new mortgage loan for which the prior Mortgage Loan is to be exchanged is a Permitted Replacement Mortgage Loan, and further provided that no such product switch shall be permitted unless at the date of such product switch each of the conditions set out in Clause 4.2 (*Conditions to Effecting an Assignment of New Mortgage Loans*) of the Mortgage Sale Agreement is satisfied (save to the extent that conditions (a), (c), (k), (n) and (o) of such Clause must only be satisfied on the most recent Assignment Date for the assignment of New Mortgage Loans to the Mortgages Trust);

"**Permitted Replacement Mortgage Loan**" means a mortgage loan (i) that is subject to a variable rate of interest, (ii) that has a Maturity Date prior to January 2039, and (iii) upon which the related Borrower has made at least one Monthly Payment;

"**Person**" means a reference to any person, individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organisation, governmental entity or other entity of similar nature (whether or not having separate legal personality);

"**Post-Enforcement Call Option Agreement**" means the post-enforcement call option agreement entered into on or about a Closing Date between the relevant Issuer, the relevant Post-Enforcement Call Option Holder, the Note Trustee and the Note Depository;

"**Post-Enforcement Call Option Holder**" means, in respect to the First Issuer, GPCH Limited, a company incorporated with limited liability under the laws of England and Wales, registered number 4128437, or such other person or persons for the time being acting as post-enforcement call option holder under the relevant Post-Enforcement Call Option Agreement, and, in relation to any New Issuer, has the meaning specified under the relevant Issuer Master Definitions Schedule;

"**Potential Intercompany Loan Event of Default**" means the occurrence of any event which with the giving of notice, any relevant certificate, the lapse of time or fulfilment of any other condition (or any combination of the foregoing) would become an Intercompany Loan Event of Default;

"**Potential Note Event of Default**" means any condition, event or act which with the lapse of time and/or the giving of any notice and/or determination of materiality and/or fulfilment of any similar condition would constitute a Note Event of Default;

"**Previous Intercompany Loan**" means a loan made by any Previous Issuer to Funding on the Closing Date relating to such Previous Issuer under the relevant Previous Intercompany Loan Agreement;

"**Previous Intercompany Loan Agreement**" means an intercompany loan agreement entered into on the relevant Closing Date between, among others, Funding and a Previous Issuer;

"**Previous Issuer**" means a wholly-owned subsidiary of Funding, which was established to issue Previous Issuer Notes and to make a Previous Issuer Intercompany Loan to Funding;

"**Previous Issuer Notes**" means the notes issued by any Previous Issuer;

"**Previous Start-up Loan**" means the start-up loan that any Previous Start-up Loan Provider made available to Funding on the Closing Date relating to such Previous Issuer pursuant to the relevant Previous Start-up Loan Agreement;

"**Previous Start-up Loan Agreement**" means a start-up loan agreement entered into on the relevant Closing Date as amended from time to time between Funding, the Previous Start-up Loan Provider and the Security Trustee;

"**Previous Start-up Loan Provider**" means Northern Rock in its capacity as start-up loan provider under the relevant Previous Start-up Loan Agreement;

"**Principal Deficiency Ledger**" means, in relation to any Issuer, the ledger of such name maintained by the Issuer Cash Manager pursuant to the Issuer Cash Management Agreement, comprising such sub-ledgers as relate to the classes of Notes of differing ratings issued by such Issuer as contemplated in the relevant Issuer Cash Management Agreement;

"**Principal Distribution**" means, in relation to the Mortgages Trust, any distribution by the Mortgages Trustee to any Beneficiary pursuant to Clause 11 (*Distribution of Principal Receipts*) or Clause 6.3 (*Special Distribution*) of the Mortgages Trust Deed;

"**Principal Ledger**" means the ledger maintained by the Cash Manager in the name of the Mortgages Trustee pursuant to the Cash Management Agreement to record the Principal Receipts on the Mortgage Loans and distributions of such Principal Receipts to the Seller and Funding on each Distribution Date;

"**Principal Receipts**" means in relation to the Mortgages Trustee any payment in respect of principal received in respect of any Mortgage Loan, whether as all or part of a Monthly Payment in respect of such Mortgage Loan, on redemption (including partial redemption) of such Mortgage Loan, on enforcement or on the disposal of such Mortgage Loan or otherwise (including payments pursuant to any Insurance Policy)(and which may include the amount of any Overpayment in respect of any Non-Flexible Mortgage Loan, but only to the extent permitted by Clause 13.1 (*Non-Flexible Mortgage Loans*) of the Mortgages Trust Deed, and which also may include the amount of any Further Contribution made by Funding from time to time);

"**Proceedings**" means any suit, action or proceedings arising out of or in connection with any of the Transaction Documents;

"**Product Switch**" means a variation to the financial terms and conditions of any Mortgage Loan but excluding:

(a) any variation in the financial terms and conditions of a Mortgage Loan involving a Permitted Product Switch;

(b) any variation agreed with a Borrower to control or manage arrears on a Mortgage Loan;

(c) any variation in the maturity date of a Mortgage Loan unless, while the First Issuer Intercompany Loan is outstanding, it is extended beyond January 2039;

(d) any variation imposed by statute;

(e) any variation of the rate of interest payable in respect of Mortgage Loan where that rate is offered to the Borrowers of more than 10 per cent. by Current Balance of Mortgage Loans comprised in the Trust Property in any Interest Period;

(f) a change between interest-only and repayment mortgage loans;

(g) a transfer of equity; and/or

(h) a release of a party to a mortgage loan or a release of part of the land subject to the mortgage;

"**Properties in Possession Policy**" means the properties in possession insurance policy identified in paragraph 2(e) of Schedule 4 (*Insurance Contracts*) to the Mortgage Sale Agreement and any endorsements or extensions thereto as issued from time to time and any additional, replacement or substitute properties in possession insurance policy which relates to Mortgage Loans in the Mortgages Trust from time to time;

"**PS/FA Event**" means the occurrence of either (i) confirmation from Northern Rock that it will purchase the relevant Mortgage Loans which are subject to any Further Advances or Product Switches (other than Re-Fixed Mortgage Loans) in accordance with Clause 8.5 (*Repurchase of Product Switches and Further Advances)* under the Mortgage Sale Agreement or (ii) any Mortgage Loan becoming a Re-Fixed Mortgage Loan;

"**Purchase Price**" means:

(a) in respect of the Initial Mortgage Portfolio, the amount payable therefor by the Mortgages Trustee pursuant to Clause 3.2 (*Purchase Price*) of the Mortgage Sale Agreement; and

(b) in respect of each New Mortgage Portfolio, the amount payable therefor by the Mortgages Trustee pursuant to Clause 4.5 (*Purchase Price*) of the Mortgage Sale Agreement;

"**Rating Agencies**" means S&P, Moody's and Fitch, and "**Rating Agency**" means any of them;

"**Receiver**" means, in relation to the Funding Deed of Charge, any person or persons appointed (and any additional person or persons appointed or substituted) as an administrative receiver, receiver, manager, or receiver and manager of the Funding Charged Property by the Security Trustee pursuant the Funding Deed of Charge and in relation to any Issuer Deed of Charge, any person or persons appointed (and any additional person or persons appointed or substituted) pursuant thereto by the Note Trustee as an administrative receiver, receiver, manager, or receiver and manager of the property charged or secured under such Issuer Deed of Charge;

"**Re-Draw**" means either a Cash Re-Draw or a Non-Cash Re-Draw;

"**Re-Draws Ledger**" means the ledger maintained by the Cash Manager in the name of the Mortgages

Trustee pursuant to the Cash Management Agreement to record Re-Draws on Flexible Mortgage Loans in the Mortgages Trust from time to time which ledger shall be sub-divided into two sub ledgers: (i) the Non-Cash Re-Draws Sub Ledger corresponding to Non-Cash Re-Draws and (ii) the Cash Re-Draws Sub Ledger corresponding to Cash Re-Draws;

"**Re-Fixed Mortgage Loan**" means, as at any given date, a Mortgage Loan which on or before such date had been a Fixed Rate Mortgage Loan in respect of which the fixed period by reference to which the relevant fixed interest was charged had come to an end, but as at or before that such date, the interest charged under such Mortgage Loan was again fixed for a further fixed period by the Seller or the Administrator as the case may be (following an election by the Borrower) in accordance with the original terms of the Fixed Rate Mortgage Loan;

"**Registered Land**" means land, title to which is registered at H.M. Land Registry;

"**Registered Transfer**" means, in relation to Registered Land, a deed of transfer of a Mortgage or Mortgages over registered land in the form referred to in paragraph (a) of Clause 6.3 (*Transfer Documents*) of the Mortgage Sale Agreement with such modifications as may be permitted from time to time in accordance with such Clause;

"**Reg S**" means Regulation S under the United States Securities Act of 1933, as amended;

"**Reg S Global Note Certificates**" or "**Regulation S Global Note Certificates**" means the Global Note Certificates in registered form representing the Reg S Notes;

"**Reg S Individual Note Certificates**" or "**Regulation S Individual Note Certificates**" means the Individual Note Certificates in registered form representing the Reg S Notes;

"**Reg S Notes**" means generally all Notes which are issued pursuant to Reg S and in relation to an Issuer means the Notes issued or to be issued by that Issuer pursuant to Reg S;

"**Regulations**" means as the context may require either (i) the Unfair Terms in Consumer Contracts Regulations 1999 and/or, as applicable, the Unfair Terms in Consumer Contracts Regulations 1994 or (ii) the Regulations set out in Schedule 2 to the First Issuer Paying Agent and Agent Bank Agreement;

"**Related Security**" means, in relation to a Mortgage Loan, the security for the repayment of such Mortgage Loan including the relevant Mortgage and all other documents, matters and things related thereto acquired and referred to as part of the Initial Mortgage Portfolio or, as the case may be, the New Mortgage Portfolio, sold to the Mortgages Trustee pursuant to the Mortgage Sale Agreement and which constitute all or part of the security for the payment of all sums due in respect of such Mortgage Loan, including for the avoidance of doubt, guarantees, MIG Policies and assignments and charges over Life Policies;

"**Relevant Distribution**" has the meaning given to it in Clause 4.2 (*Consideration*) of the Mortgages Trust Deed;

"**Repayment Mortgage Loan**" means a Mortgage Loan in respect of which the Borrower is under an obligation to the mortgagee to make monthly payments of principal so that the whole principal (in addition to interest) is repaid by the stated maturity date for that Mortgage Loan;

"**Representations and Warranties**" means the representations and warranties set out in Schedule 1 (*Representations and Warranties*) to the Mortgage Sale Agreement;

"**Revenue Ledger**" means the ledger maintained by the Cash Manager in the name of the Mortgages

Trustee pursuant to the Cash Management Agreement to record Revenue Receipts received by the Mortgages Trustee and the payment of the same on each Distribution Date in accordance with the terms of the Mortgages Trust Deed;

"**Revenue Receipts**" means, in relation to the Mortgages Trustee, any payment received in respect of any Mortgage Loan, whether as all or part of a Monthly Payment in respect of such Mortgage Loan, on redemption (including partial redemption) of such Mortgage Loan, on enforcement of such Mortgage Loan (including the proceeds of sale thereof), on the disposal of such Mortgage Loan or otherwise (including payments pursuant to any Insurance Policy) which in any such case is not a Principal Receipt in respect of such Mortgage Loan;

"**Right to Buy Mortgage Loan**" means a Mortgage Loan in respect of which the "right to buy" provisions of the Housing Act 1985 apply (other than any Mortgage Loan in respect of which the period during which the statutory charge referred to in section 156 of that Act would have existed, had the relevant circumstances applied, has expired);

"**S&P**" and "**Standard & Poor's**" means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., and includes any successor to its rating business;

"**SEC**" means the United States Securities and Exchange Commission;

"**Second Issuer**" means Granite Mortgages 01-2 plc;

"**Second Issuer Liquidity Required Amount**" means an amount as of any Payment Date equal to the excess, if any, of 3% of the aggregate outstanding balance of the Notes on that Payment Date over amounts standing to the credit of the Issuer Reserve Fund on that Payment Date;

"**Securities Act**" means the United States Securities Act of 1933, as amended;

"**Security Documents**" means the any Issuer Deed of Charge and the Funding Deed of Charge and each Deed of Accession entered into pursuant to the Funding Deed of Charge and any other security document entered into pursuant to any of the foregoing;

"**Security Interest**" or "**Encumbrance**" means any mortgage or sub mortgage, standard security, charge or sub charge (whether legal or equitable), encumbrance, pledge, lien, hypothecation, assignment by way of security or other security interest or title retention arrangement and any agreement, trust or arrangement having substantially the same economic or financial effect as any of the foregoing (other than a lien arising in the ordinary course of business or by operation of law);

"**Security Power of Attorney for Funding**" means the power of attorney granted by Funding in favour of the Security Trustee on the Initial Closing Date pursuant to the Funding Deed of Charge;

"**Security Trustee**" means, The Bank of New York, whose principal office is at One Canada Square, 48th Floor, London E14 5AL, or such other persons and all other persons for the time being acting as the security trustee or security trustees pursuant to the Funding Deed of Charge;

"**Seller**" means Northern Rock plc;

"**Seller Share**" means, prior to the first Distribution Date, the Initial Seller Share and thereafter, shall mean the Current Seller Share;

"**Seller Share Ledger**" means a ledger which shall record the Seller Share of the Trust Property and the Seller Share Percentage;

"**Seller Share Percentage**" means, prior to the first Distribution Date, the Initial Seller Share

Percentage and thereafter shall mean the Current Seller Share Percentage;

"**Seller's Policy**" means the originating, lending and underwriting, administration, arrears and enforcement policies and procedures which are applied from time to time by the Seller to mortgage loans and the security for their repayment which are beneficially owned solely by the Seller and which may be amended by the Seller from time to time;

"**Seller's Power of Attorney**" means the power of attorney granted by the Seller in favour of Funding, the Mortgages Trustee and the Security Trustee on the Initial Closing Date, substantially in the form set out in Schedule 10 (*Power of Attorney in favour of the Mortgages Trustee, Funding and the Security Trustee*) to the Mortgage Sale Agreement;

"**Series**" in relation to any Notes issued by any Issuer has the meaning given to it in the relevant Issuer Master Definitions Schedule;

"**Services**" has the meaning set out in Clause 3.1 (*General*) of the Administration Agreement;

"**Share Trust Deed**" means the share trust deed dated 23 January 2001 between the Share Trustee and Holdings as has been and may be amended, restated, novated, varied or supplemented from time to time;

"**Share Trustee**" means The Law Debenture Intermediary Corporation P.L.C. as share trustee under the Share Trust Deed;

"**Shared Issuer Principal Receipts**" has the meaning given in the rules for application of Funding Available Principal Receipts under the Funding Pre-Enforcement Principal Priority of Payments set out in Part II of Schedule 3 to the Funding Deed of Charge;

"**Shared Issuer Revenue Receipts**" has the meaning given in the rules for application of Funding Available Revenue Receipts under the Funding Pre-Enforcement Revenue Priority of Payments set out in Part I of Schedule 3 to the Funding Deed of Charge;

"**Shortfall**" or "**Interest Rate Shortfall**" means, as of any Payment Date and in respect of Funding, a deficiency of Funding Available Revenue Receipts over the amounts due by Funding under the Funding Pre-Enforcement Revenue Priority of Payments on such Payment Date, and, as of any Payment Date and in respect of any Issuer, the deficiency of Issuer Allocable Revenue Receipts over the amounts due by such Issuer under the relevant Issuer Pre-Enforcement Revenue Priority of Payments, as the context requires;

"**Special Distribution**" has the meaning given to it in Clause 6.3 (*Special Distribution*) of the Mortgages Trust Deed;

"**Special Repayment Notes**" means, in relation to the Second Issuer, the £10,000,000 Series 2 Class D Floating Rate Notes issued by the Second Issuer and, in relation to any other Issuer, means any Series and/or class of Notes issued by such Issuer that are either:

(a) interest only Notes; or

(b) Notes, the Outstanding Principal Balance of which is to be repaid solely from the Issuer Available Revenue Receipts,

and that are designated as Special Repayment Notes in the Issuer Master Definitions Schedule relating to such Issuer;

"**Specified Date**" means the date on which the United Kingdom participates in the third stage of

European economic and monetary union pursuant to the Treaty establishing the European Community or otherwise participates in European economic and monetary union in a manner with an effect similar to such third stage;

"**Standard Documentation**" or "**Standard Mortgage Documentation**" means:

(a) in relation to the First Issuer the standard documentation referred to in Schedule 12 (*Standard Documentation*) to the Mortgage Sale Agreement as at 26 March 2001,

(b) in relation to the Second Issuer, the standard documentation referred to in Schedule 12 (*Standard Documentation*) to the Mortgage Sale Agreement as at 28 September 2001, and

(c) in relation to any other Issuer, the standard documentation referred to in Schedule 1 (*Standard Documentation*) to the relevant Issuer Master Definitions Schedule

or, in each case, any update or replacement therefor as the Seller may from time to time introduce acting in accordance with the standards of a reasonable, prudent mortgage lender;

"**Standard Variable Rate**" or "**SVR**" means, as applicable, the Northern Rock standard variable mortgage base rate and/or the standard variable mortgage base rate applicable to Mortgage Loans within the Mortgages Trust in accordance with the Mortgage Conditions;

"**Start-up Loan**" means the start-up loan that the Start-up Loan Provider shall make available to Funding pursuant to the Start-up Loan Agreement;

"**Start-up Loan Agreement**" means the agreement entered into on or about the Initial Closing Date between Funding, the Start-up Loan Provider and the Security Trustee relating to the provision of the Start-up Loan to Funding as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement start-up loan agreement entered into by such parties in accordance with the Transaction Documents;

"**Start-up Loan Provider**" means Northern Rock, in its capacity as provider of the Start-up Loan and/or such other person or persons for the time being the lender under the Start-up Loan Agreement;

"**Step-up Date**" means the Payment Date in respect of an Issuer on which the interest rate on the Notes issued by such Issuer increases by a pre-determined amount following the payment made by such Issuer on such Payment Date, which date in respect of the First Issuer is the Payment Date occurring in January 2008, and, in relation to any New Issuer, has the meaning specified under the relevant Issuer Master Definitions Schedule;

"**Subsidiary**" means (a) a subsidiary as defined in Section 736 of the Companies Act 1985 and (b) unless the context requires otherwise, a subsidiary undertaking within the meaning of Section 258 of the Companies Act 1985;

"**Subordinated Principal Test**" means:

(1) in respect of the First Issuer Notes, the test which is satisfied (1) on any Payment Date occurring on or after the fourth anniversary of the Initial Closing Date; and (2) on any Payment Date on which (a) the percentage equal to the aggregate Principal Amount Outstanding of the Class B Notes and the Class C Notes as at that Payment Date over the aggregate Principal Amount Outstanding of the First Issuer Notes as at that Payment Date is greater than (b) the product of (i) 2 and (ii) the percentage equal to the aggregate Principal Amount Outstanding of the Class B Notes and the Class C Notes as at the Initial Closing Date

over the aggregate Principal Amount Outstanding of the First Issuer Notes as at the Initial Closing Date; or

(2) in respect of any New Notes issued by any New Issuer, has the meaning given to it under the relevant Issuer Transaction Documents and as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Swap Agreement**" means, for any Issuer, any of the Basis Rate Swap Agreement, each Currency Swap Agreement or any other ISDA Master Agreement, Schedule and Confirmation thereto entered into among such Issuer, the relevant Swap Provider and the Note Trustee, as may be amended, restated, novated, varied or supplemented from time to time, and shall include any additional and/or replacement swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer

"**Swap Provider**" means either of the Currency Swap Provider and/or the Basis Rate Swap Provider, as the context requires, or any other swap provider appointed from time to time in accordance with the Transaction Documents;

"**TARGET Business Day**" means a day on which the Trans-European Automated Real-time Gross settlement Express (TARGET) system is open;

"**Taxes**" means all present and future taxes, levies, imposts, duties (other than stamp duty), fees, deductions, withholdings or charges of any nature whatsoever and wheresoever imposed, including, without limitation, value added tax or other tax in respect of added value and any franchise, transfer, sales, gross receipts, use, business, occupation, excise, personal property, real property or other tax imposed by any national, local or supranational taxing or fiscal authority or agency together with any penalties, fines or interest thereon and "**Tax**" and "**Taxation**" shall be construed accordingly;

"**Terms and Conditions**" has the same meaning as "**Conditions**";

"**Third Party Amounts**" means:

(a) payments of insurance premiums, if any, due to the Seller in respect of any Insurance Policy arranged by the Seller and/or the MIG provider to the extent not paid or payable by the Seller (or to the extent such insurance premiums have been paid by the Seller in respect of any Further Advance which is not repurchased by the Seller to reimburse the Seller); or

(b) amounts under an unpaid Direct Debit which are repaid by the Administrator to the bank making such payment if such bank is unable to recoup that amount itself from the relevant customer's account; or

(c) payments by Borrowers of Early Repayment Charges and other charges the benefit of which have been re-assigned to the Seller;

"**Title Deeds**" means, in relation to each Mortgage Loan and its Related Security and the Mortgaged Property relating thereto, all conveyancing deeds and documents which make up the title to the Mortgaged Property and the security for the Mortgage Loan and all searches and enquiries undertaken in connection with the grant by the Borrower of the related Mortgage including, in the case of Registered Land, the relevant Charge Certificate;

"**Together Mortgage Loan**" means a type of Flexible Mortgage Loan which allows a Borrower to obtain an additional drawdown loan and, in some cases, a credit card;

"**Total Property**" means at any time the aggregate amount standing to the credit of the Collection Accounts and held by Northern Rock on trust for the Mortgages Trustee and itself, subject to and in accordance with the Collection Bank Agreement;

"**Transaction Document**" means any of the following documents:

(a) the Subscription Agreement;

(b) the Underwriting Agreement;

(c) the First Issuer Intercompany Loan Agreement;

(d) the Mortgages Trust Deed;

(e) the Mortgage Sale Agreement;

(f) the First Issuer Deed of Charge;

(g) the Funding Deed of Charge;

(h) the Basis Rate Swap Agreement;

(i) each Currency Swap Agreement;

(j) the Depository Agreement;

(k) the First Issuer Trust Deed;

(l) the First Issuer Paying Agent and Agent Bank Agreement;

(m) the Administration Agreement;

(n) the Cash Management Agreement;

(o) the First Issuer Cash Management Agreement;

(p) the Funding Guaranteed Investment Contract;

(q) the Funding (First Issuer) Guaranteed Investment Contract;

(r) the Mortgages Trustee Guaranteed Investment Contract;

(s) the Post-Enforcement Call Option Agreement;

(t) the Bank Account Agreement;

(u) the Funding (First Issuer) Bank Account Agreement;

(v) the First Issuer Bank Account Agreement;

(w) the Collection Bank Agreement;

(x) the Start-Up Loan Agreement;

(y) the Loyalty Discount Deed;

(z) the First Issuer Corporate Services Agreement;

(aa) the Share Trust Deed; and

(bb) each Corporate Services Agreement.

"**Transaction**" means the transaction contemplated by the Transaction Documents;

"**Trigger Event**" means any of an Asset Trigger Event or a Non-Asset Trigger Event, as the case may be;

"**Trust Calculation Period**" means the period from (and including) the first date of each calendar month (or in the case of the first such Trust Calculation Period, the Initial Closing Date) to (and including) the last day of the same calendar month;

"**Trust Corporation**" means a corporation entitled by rules made under the Public Trustee Act 1906, or entitled pursuant to any comparable legislation applicable to a trustee in any jurisdiction, to carry out the function of a custodian trustee;

"**Trust Determination Date**" means the first day (or, if not a London Business Day, the next succeeding London Business Day) of each calendar month;

"**Trust Indenture Act**" means the United States Trust Indenture Act of 1939, as amended;

"**Trust Property**" means:

(a) the Initial Trust Property;

(b) the Closing Trust Property (excluding any Mortgage Loans that have been repurchased by the Seller pursuant to the Mortgage Sale Agreement and any Early Repayment Charges which are re-assigned to the Seller);

(c) any New Trust Property (excluding any Mortgage Loans that have been repurchased by the Seller pursuant to the Mortgage Sale Agreement and any Early Repayment Charges which are re-assigned to the Seller);

(d) any Contribution made from time to time to the Mortgages Trustee by any Beneficiary until it has been applied by the Mortgages Trustee in accordance with the Mortgages Trust Deed;

(e) any Re-Draw made under a Flexible Mortgage Loan which forms part of the Trust Property;

(f) any Further Advances made by the Seller to existing Borrowers which are assigned to the Trust in accordance with the Mortgage Sale Agreement;

(g) amounts on deposit (and interest earned on such amounts) from time to time in the Mortgages Trustee Bank Accounts;

(h) any Permitted Replacement Mortgage Loan and its Related Security relating to a Permitted Product Switch;

(i) the proceeds of sale of any Mortgage Loan and its Related Security forming part of the Trust Property;

(j) any beneficial interests of the Mortgages Trustee under trusts created pursuant to the Mortgage Sale Agreement in any Mortgage Loans and/or their Related Security or any part thereof, or any property, interest, right or benefit therein and/or the proceeds thereof; and

(k) all other property which shall form part of the Trust Property pursuant to Clause 2 (*Creation of Mortgages Trust*) of the Mortgages Trust Deed;

"**Trustee Acts**" means the Trustee Act 1925 and the Trustee Act 2000;

"**UK Account Bank**" means Lloyds TSB Bank plc, London Branch;

"**UK Listing Authority**" means at any time the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 or such other Person which at that time performs an analogous role in relation to the regulation of financial markets and the issue of public debt securities in the United Kingdom;

"**Unauthorised Underpayment**" means a Borrower Underpayment in respect of a Mortgage Loan which is not funded by, or exceeds the amount of any, Overpayments previously made by the Borrower in respect of such Mortgage Loan or is otherwise not permitted by the Seller in accordance with the relevant Mortgage Conditions;

"**Underpayment**" means any Authorised Underpayment or Unauthorised Underpayment;

"**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland;

"**United States**" means the United States of America;

"**Unpaid Interest**" means, in relation to any Non-Cash Re-Draw of any Flexible Mortgage Loan, the interest which would, but for such Non-Cash Re-Draw, have been payable in respect of that Mortgage Loan on the relevant Monthly Payment Date for such Mortgage Loan;

"**Unpaid Interest Amount**" means the amount of the Unpaid Interest in relation to any Non-Cash Re-Draw on any Flexible Mortgage Loan;

"**Unregistered Land**" means land title to which is not registered at H.M. Land Registry;

"**Unregistered Transfer**" means, in relation to Unregistered Land, a deed of transfer of a Mortgage or Mortgages in the form referred to in paragraph (b) of Clause 6.3 of the Mortgage Sale Agreement with such modifications as may be permitted from time to time in accordance with such Clause;

"**US Global Note Certificates**" or "**US Global Note Certificate**" means the Global Note Certificates in registered form representing the US Notes;

"**US Individual Note Certificates**" or "**US Individual Note Certificate**" means the Individual Note Certificates in registered form representing the US Notes;

"**US Notes**" means generally the Notes which are not Reg S Notes and in relation to an Issuer the Notes issued by that Issuer which are not Reg S Notes;

"**Valuer**" means an Associate or Fellow of the Royal Institution of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers who was at the relevant times either a member of a firm which was on the list of Valuers approved by or on behalf of the Seller from time to time or an Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers employed in-house by the Seller acting for the Seller in respect of the valuation of a Mortgaged Property;

"**WAFF**" means the weighted average repossession frequency in respect of the Mortgage Portfolio; and

"**WALS**" means the weighted average loss severity in respect of the Mortgage Portfolio.

2. Interpretation and Construction

Any reference in this Master Definitions Schedule or any Transaction Document to:

"**agreed form**" means, in relation to any document, the draft of that document the form of which has been agreed between the parties thereto (or if such document is delivered pursuant to another Transaction Document, between the parties to such Transaction Document) and initialled on their behalf for the purpose of identification;

the "**assets**" of any person shall be construed as a reference to the whole or any part of its business, undertakings, property, intellectual property, shares, securities, debts, accounts, revenues (including any right to receive revenues), goodwill, shareholdings and uncalled capital including premium whether now or hereafter acquired and any other assets whatsoever;

"**disposal**" shall be construed as any sale, lease, transfer, conveyance, assignment, assignation, licence, sub-licence or other disposal and "**dispose**" shall be construed accordingly;

a "**guarantee**" means any guarantee, bond, indemnity, letter of credit, third party security or other legally binding assurance against financial loss granted by one person in respect of any indebtedness of another person, or any agreement to assume any indebtedness of any other person or to supply funds or to invest in any manner whatsoever in such other person by reason of, or otherwise in relation to, indebtedness of such other person;

"**indebtedness**" shall be construed so as to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

a "**month**" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month save that, where any such period would otherwise end on a day which is not a business day, it shall end on the next business day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the preceding business day, provided that, if a period starts on the last business day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last business day in that later month (and references to "**months**" shall be construed accordingly);

"**party**" shall be construed as a party to a particular agreement, as the case may be;

"**subsidiary**" means, (a) a subsidiary within the meaning of Section 736 of the Companies Act 1985, and (b) unless the context requires otherwise, a subsidiary undertaking within the meaning of Section 258 of the Companies Act 1985;

"**VAT**" means value added tax imposed by the United Kingdom as referred to in the Value Added Tax Act 1994 and legislation (whether delegated or otherwise) replacing the same or supplemental thereto or in any primary or subordinate legislation promulgated by the European Union or any official body or agency thereof, and any similar turnover tax replacing or introduced in addition to any of the same;

a "**wholly-owned subsidiary**" of a company or corporation shall be construed as a reference to any company or corporation which has no other members except that other company or corporation and that other company's or corporation's wholly-owned subsidiaries or persons acting on behalf of that other company or corporation or its wholly-owned subsidiaries; and

the "**winding-up**" or "**administration**" of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, bankruptcy, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors.

2.1 "£", "sterling" or "pounds sterling" denotes the lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland; "€", "euro" or "Euro" denotes the lawful currency for the time being of the member states of the European Union that adopt the single currency introduced at the start of the third stage of European Economic Monetary Union pursuant to the Treaty of Rome of 25th March, 1957, establishing the European Community as amended from time to time and as amended by, *inter alia*, the Treaty of European Union of 7th February, 1992; "$", "US$", "US dollars" or "dollars" denotes the lawful currency for the time being of the United States of America.

2.2 In this Master Definitions Schedule and in any of the Transaction Documents in which this Master Definitions Schedule is expressed to be incorporated or to which this Master Definitions Schedule is expressed to apply:

(a) words denoting the singular number only shall include the plural number also and vice versa;

(b) words denoting one gender only shall include the other genders;

(c) words denoting persons only shall include firms and corporations and vice versa;

(d) references to any statutory provision shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under any such re-enactment;

(e) references to any agreement or other document (including any of the Transaction Documents) shall be deemed also to refer to such agreement or document as amended, varied, supplemented or novated from time to time;

(f) clause, paragraph and schedule headings are for ease of reference only;

(g) reference to a statute shall be construed as a reference to such statute as the same may have been, or may from time to time be, amended or re-enacted to the extent such amendment or re-enactment is substantially to the same effect as such statute on the date hereof;

(h) unless stated otherwise reference to a time of day shall be construed as a reference to London (GMT) time; and

(i) references to any person shall include references to his successors, transferees and assigns and any person deriving title under or through him.

2.3 Any requirement in any Transaction Document for any action to be taken according to the standards of a "reasonable, prudent mortgage lender" shall be satisfied by the relevant party taking the relevant action in accordance with the Seller's Policy from time to time.

2.4 Save as provided otherwise, where any obligation in a Transaction Document is owed to more than one party that obligation is owed to each of them separately and may be enforced by any of them.

2.5 (a) Where a term is defined in each Issuer Master Definitions Schedule and is used but not defined in this Master Definitions Schedule then, in connection with each Issuer, that term shall have the meaning indicated in the relevant Issuer Master Definitions Schedule;

(b) Subject to (a) above, any terms which are defined in the First Issuer Master Definitions Schedule and which are not defined in this Master Definitions Schedule shall have the meaning indicated in the First Issuer Master Definitions Schedule; and

(c) Subject to (a) above, any terms which are defined in the Second Issuer Master Definitions Schedule and which are not defined in this Master Definitions Schedule shall have the meaning indicated in the Second Issuer Master Definitions Schedule.

3. **Governing Law**

This Master Definitions Schedule is governed by, and shall be construed in accordance with, the laws of England.

SIGNATORIES

BROWN & WOOD MNP

By:

CLIFFORD CHANCE LIMITED LIABILITY PARTNERSHIP

By: